Exhibit 99.3

Kinross Gold Corporation

Management information circular

Contents

Voting
Delivery of proxy materials	2
Who can vote	2
How to vote	3
Changing your vote	4
Questions	6

Business of the meeting
Items of business	7
About the nominated directors	16

Compensation
Letter to shareholders	23
Compensation governance	27

Directors
● Compensation discussion and analysis	33
● Director compensation table	35

Executives
● Compensation discussion and analysis	36
● 2014 results	52
● Key summary tables	62

Governance	72
Role of the board	74
Board committee reports	81

Other information	86

Appendices
Charter of the board of directors	87
Schedule A to the Charter of the board of directors	89
Amended and Restated By-Law No. 1	91

Delivery of proxy materials

This year, Kinross Gold Corporation (Kinross or the company) is providing shareholders with access to its management information circular (the circular) for the annual and special general meeting (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2014 Annual Report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Shareholders will receive a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form.  The notice provides instructions on how to access and review an electronic copy of the circular or how to request a paper copy.  The notice also provides instructions on voting at the meeting.  To receive a paper copy of the circular or the 2014 Annual Report, please follow the instructions in the notice.

Shareholders who have already provided instructions on their account to receive paper copies of the circular will receive a paper copy of the circular with a copy of the notice regarding its electronic availability.

All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call Computershare Investor Services Inc. (the transfer agent) toll free at 1-866-964-0492.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders.  Kinross pays the cost of delivery of proxy materials for all registered and non-registered shareholders.

Voting

This document is a management information circular made available to shareholders in advance of the annual and special meeting of the shareholders as set out in the notice of the 2015 annual and special meeting of shareholders (the meeting).

The circular provides additional information respecting the business of the meeting, Kinross and its directors and senior executive officers. This circular is dated March 24, 2015 and, unless otherwise stated, the information in this circular is as of March 23, 2015.

Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as CAD$.

All references to financial results are based on the Kinross financial statements, prepared in accordance with International Financial Reporting Standards (IFRS). References in this circular to the meeting include any adjournment(s) or postponement(s) that may occur.

Who can vote
Holders of common shares of Kinross (common shares or shares) at the close of business on March 12, 2015 (the record date) and their duly appointed representatives are eligible to vote.

Shares outstanding
As of March 23, 2015, there were 1,146,209,694 common shares outstanding, each carrying the right to one vote per common share.

To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross carrying 10% or more of the voting rights attached to any class of voting securities of Kinross.

2	Kinross Gold Corporation

How to vote

The voting process is different depending on whether you are a registered or non-registered (beneficial) shareholder.
●
You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross’ transfer agent in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each an intermediary).

●
You are a non-registered (beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Kinross’ transfer agent in your intermediary’s name, and you are the beneficial owner. Most shareholders are non-registered shareholders.

Non-registered (beneficial) shareholders

If you are a non-registered shareholder, your intermediary would have sent you a voting instruction form or proxy form with the notice. This form will instruct the intermediary how to vote your common shares at the meeting on your behalf.

You must follow the instructions from your intermediary in order to vote.

If you do not intend to attend the meeting and vote in person, mark your voting instructions on the voting instruction form or proxy form, sign it, and return it as instructed by your intermediary. Your intermediary may have also provided you with the option of voting by telephone or fax or through the internet.

If you are a Canadian resident and wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your intermediary. Do not complete the voting section of the proxy form or voting information form, since you will vote in person at the meeting.

If you are a U.S. resident and wish to vote in person at the meeting, mark the appropriate box on the other side of the voting instruction form and a legal proxy will be issued and mailed to you.  The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the proxy statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form.  You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the proxy statement.  You or your designate must attend the meeting for your vote to be counted.  Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the company or its transfer agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law.  For example, it may be necessary that you deposit the legal proxy with the company or its transfer agent in advance of the meeting.  Further, if a legal proxy is issued, all other voting instructions given on the voting instruction form will not be effective.  If you have any questions, please contact the person who services your account.

Your intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the meeting through the internet. When you arrive at the meeting, please register with our transfer agent, Computershare Investor Services Inc.

Your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. The transfer agent must receive proxy vote instructions from your intermediary by no later than 10:00 a.m.  (Toronto time) on Monday, May 4, 2015, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Registered shareholders

If you are a registered shareholder, a form of proxy would have been sent to you along with the notice to enable you to appoint a proxyholder to vote on your behalf at the meeting.

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If you do not intend to attend the meeting and vote in person, you can
●	provide your voting instructions by completing and returning the form of proxy, or
●	provide your instructions by telephone or the internet in accordance with the instructions appearing on the form of proxy, or
●	choose another person (called a proxyholder) to attend the meeting and vote your shares for you.

In each case, you will need to complete the form of proxy and return it to the transfer agent.

Telephone or online
If you wish to vote in person at the meeting, you may still provide voting instructions using the form of proxy, or by telephone or internet. When you arrive at the meeting, please register with our transfer agent.

If you vote in person at the meeting, any proxy you have previously given will be revoked.

To be valid, proxies must be received by Kinross’ transfer agent no later than 10:00 a.m. (Toronto time) on May 4, 2015 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Your proxyholder may then vote on your behalf at the meeting.

Changing your vote

Non-registered (beneficial) shareholders
You can revoke your prior voting instructions by providing new instructions on a voting instruction form or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your intermediary in sufficient time for your intermediary to act on them before 10:00 a.m. (Toronto time) on May 4, 2015, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Otherwise, contact your intermediary if you want to revoke your proxy or change your voting instructions, or if you change your mind and want to vote in person.

Registered shareholders
You may revoke any prior proxy by providing a new proxy with a later date or providing voting instructions at a later time in the case of voting through the internet. However, for your new voting instructions to be effective they must be received by the transfer agent before 10:00 a.m. (Toronto time) on May 4, 2015, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622, Attention: Corporate Secretary) or at the offices of the transfer agent, Computershare Investor Services Inc. (100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1) at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

A proxy may also be revoked on the day of the meeting or any adjournment of the meeting by a registered shareholder by delivering written notice to the chair of the meeting. If you are an individual and register with the transfer agent at the meeting and vote in person at the meeting, any proxy you have previously given will be revoked.

In addition, the proxy may be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by the registered shareholder or by an attorney who has the shareholder’s written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Kinross reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy.

4	Kinross Gold Corporation

How your shares will be voted

If you appoint the named proxyholders as your proxyholders, the common shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for.

In the absence of instructions from you, such common shares will be voted:
●	for the election as directors of Kinross of the proposed nominees set forth in this circular
●	for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration
●	for the advisory resolution on the company’s approach to executive compensation
●	for the resolution reconfirming the adoption of a Shareholder Rights Plan
●	for the resolution approving the amendments to the Articles of Kinross
●	for the resolution ratifying the adoption of various amendments to the By-laws of Kinross

The form of proxy gives discretionary authority to the persons named in it as proxies to vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

About proxy solicitation

Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.

In addition, Kinross has retained Kingsdale Shareholder Services to provide the following services in connection with the meeting:
●	reviewing and analyzing the circular,
●	recommending corporate governance best practices where applicable,
●	liaising with proxy advisory firms,
●	developing and implementing shareholder communication and engagement strategies,
●	advising with respect to the meeting and proxies,
●	reporting on and reviewing the tabulation of proxies, and
●	soliciting proxies including contacting shareholders by telephone.

The cost of these services is approximately $78,000 and reimbursement of disbursements. Costs associated with the solicitation will be borne by the company.

Appointing a proxyholder

Your proxyholder is the person that you appoint to cast your votes and act on your behalf at the meeting including any continuation of the meeting that may occur in the event that the meeting is adjourned.

Signing and returning the enclosed proxy form authorizes John E. Oliver or Shelley M. Riley (the named proxyholders) to vote your shares at the meeting in accordance with your instructions.

A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may do so, either by internet or by mail by:
●	inserting the person’s name in the blank space provided in the form of proxy or in the space on the internet voting site provided for that purpose, or
●	completing another proper form of proxy.

2015 Management information circular	5

Required quorum for the meeting

A quorum for the meeting shall be two persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding common shares having voting rights at the meeting. The company’s board of directors (the board) have approved amendments to the by-laws, which are to be ratified by the shareholders at the meeting, increasing the quorum threshold to 25%.

No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

Questions
If you have questions, you may contact the company’s proxy solicitation agent, Kingsdale Shareholder Services.

North America (toll-free phone): 1-866-851-3217
outside North America: (416) 867-2272
fax: (416) 867-2271
toll-free fax (North America): 1 (866) 545-5580
mail: The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2
e-mail: contactus@kingsdaleshareholder.com

6	Kinross Gold Corporation

Business of the meeting

Items of business
As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider and, as required, vote on the following seven matters:

1 — Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2014 and the report of the auditors on the financial statements will be received.

2 — Election of directors

The company’s board of directors (the board) is currently comprised of ten directors and it is proposed to appoint nine individuals effective as of May 6, 2015. At the meeting, the shareholders will be asked to elect nine directors in accordance with Kinross’ majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the election of the nominees whose names are set forth starting on page 16, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors.

Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Majority voting policy

In 2008, the board adopted a majority voting policy for the election of directors at the meeting. Revisions to this policy were approved by the board in November 2014. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender his or her resignation for consideration by the corporate governance and nominating committee. The corporate governance and nominating committee will review the matter and make a recommendation to the board whether to accept the director’s resignation. The resignation will be effective when accepted by the Board. The Board expects that the resignations will be accepted absent exceptional circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the corporate governance and nominating committee or the board regarding the resignation. The Board shall make its decision within 90 days of the date of the applicate shareholders’ meeting and shall promptly issue a news release with the board’s decision. If the board determines not to accept a resignation, the news release must fully state the reasons for that decision.

Other details respecting the nominees for election as directors are set out under “About the nominated directors” starting on page 16.

3 — Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board.

2015 Management information circular	7

For the fiscal years ended December 31, 2014 and December 31, 2013, KPMG LLP and its affiliates were paid the following fees by Kinross:

Auditor’s Fees	2014 CAD$(1)	% of Total Fees(2)	2013 CAD$(1)	% of Total Fees(2)
Audit Fees:
Kinross – general	3,772,000	86	3,653,000	86
Kinross – securities matters	270,000	6	48,000	1
Total Audit Fees	4,042,000	92	3,701,000	87
Audit – Related Fees:
Translation services	135,000	3	135,000	3
Due Diligence	-		-
Other	25,000	1	-
Total Audit – Related Fees	160,000	4	135,000	3
Tax Fees:
Compliance	-		-
Planning and advice	57,000	1	88,000	2
Total Tax Fees	57,000	1	88,000	2
All Other Fees:	149,000	3	315,000	8
Total Fees	4,408,000	100	4,239,000	100

1.	All amounts are rounded to the nearest $1,000.
2.	All percentages are rounded to the nearest whole percent.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross at a remuneration to be fixed by the board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

4 — Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross’ pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of shareholders. Detailed disclosure of our executive compensation program is provided under “Compensation” starting on page 36.

In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on page 27 under the heading “Say on pay and shareholder engagement”.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2015 annual and special meeting of shareholders of the company.”

Approval of this resolution will require that it be passed by a majority of the votes cast by shareholders in person and by proxy. Because your vote is advisory, it will not be binding upon the board. However, the human resource and compensation committee will take into account the results of the vote when considering future executive compensation arrangements.

8	Kinross Gold Corporation

Board’s Recommendation

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE ADVISORY RESOLUTION ON THE APPROACH TO EXECUTIVE COMPENSATION DISCLOSED IN THIS MANAGEMENT INFORMATION CIRCULAR.

The named proxyholders, if named as proxy, intend to vote the common shares represented by such proxy for approval of the advisory resolution on Kinross’ approach to executive compensation, unless the shareholder has directed in the proxy that such common shares be voted against it.

5 — Reconfirm the Shareholder Rights Plan

At the meeting, shareholders will be asked to reconfirm the Shareholder Rights Plan agreement dated as of February 26, 2009, and as amended and restated as of February 15, 2012, between the Company and Computershare (the “SRP”) as more fully described below.

Italicized terms not defined below or in the Glossary have the same meaning as defined in the SRP.

Background

In 2009, the board approved the adoption of the SRP, which was entered into as of February 26, 2009 and was amended and reconfirmed in 2012. Article 5.15 of the SRP requires that it must be reconfirmed by a resolution of the shareholders at the third and sixth annual meeting following the company’s annual and special meeting of shareholders in 2009.

The board, as discussed below, has considered and concluded that the continuation of the SRP would be in the best interest of the company and its shareholders. Many public companies in Canada continue to have shareholder rights plans in effect and the SRP is similar to plans adopted by several other Canadian companies and approved by their shareholders. A copy of the SRP is available via SEDAR at www.sedar.com or upon request by contacting the Vice President, Office Services and Corporate Secretary of the company.

Objectives of the Shareholder Rights Plan

The fundamental objectives of the SRP are to provide adequate time for the board and shareholders to assess an unsolicited take-over bid for the company, to provide the board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their common shares. The SRP encourages a potential acquirer who makes a take-over bid to proceed either by way of a “permitted bid” (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board. If a take-over bid fails to meet these minimum standards and the SRP is not waived by the board, the SRP provides that holders of common shares, other than the acquirer, will be able to purchase additional common shares at a significant discount to market, thus exposing the “acquiring person” (described below) to substantial dilution of its holdings. As at the date hereof, the board is not aware of any pending or threatened take-over bid for the company. The board, as part of its most recent review and analysis of the continuation of the SRP, considered the existing legislative framework governing take-over bids in Canada. The board believes such legislation currently does not provide sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision with respect to a take-over bid or give the board sufficient time to develop alternatives for maximizing shareholder value. Shareholders also may feel compelled to tender to a take-over bid even if the shareholder considers that bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority discounted shares in the company. This is particularly so in the case of a partial bid for less than all the common shares of the company where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of shares at a premium to market price, which premium is not shared with the other shareholders.

It is not the intention of the board, in proposing that the SRP be reconfirmed, to either secure the continuance of the directors or management of the Company or to preclude a take-over bid for control of the company. The SRP provides that shareholders may tender to take-over bids which meet the permitted bid criteria. Furthermore, even in the context of a take-over bid that does not meet the permitted bid criteria, the board is always bound to consider any take-over bid for the company and consider whether or not it should waive the application of the SRP in respect of such bid. In

2015 Management information circular	9

discharging such responsibility, the board will be obligated to act honestly and in good faith with a view to the best interests of the company. In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans. The board believes this demonstrates that the existence of a shareholder rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Company’s SRP would serve to bring about a similar result. A number of decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed. The SRP does not preclude any shareholder from utilizing the proxy mechanism of the Business Corporations Act (Ontario), the Company’s governing corporate statute, to promote a change in the management, board or direction of the company, and will have no effect on the rights of holders of the company’s common shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The continuance of the SRP is not expected to interfere with the day-to-day operations of the company. Neither the existence of the outstanding rights (as defined below) nor the issuance of additional rights in the future will in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements. In addition, the SRP is initially not dilutive. However, if a “flip-in event” (described below) occurs and the rights separate from the common shares as described below, reported earnings per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a flip-in event may suffer substantial dilution.

Summary of the Shareholder Rights Plan

The following is a summary of the principal terms of the SRP, which summary is qualified in its entirety by reference to the text of the SRP.

(i) Effective Time

The effective time of the SRP (the “Effective Time”) is 12:01 a.m. on March 29, 2009.

(ii) Term

Nine years from the Effective Time, subject to reconfirmation at this meeting.

(iii) Issuance of Rights

At the Effective Time, one right (a “right”) was issued and attached to each outstanding common share and has and will attach to each common share subsequently issued.

(iv) Rights Exercise Privilege

The rights will separate from the common shares and will be exercisable ten trading days (the “separation time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the SRP (a “Permitted Bid”). The acquisition by any person (an “acquiring person”) of 20% or more of the common shares, other than by way of a permitted bid, is referred to as a “flip-in event”. Any rights held by: (a) an acquiring person, or (b) a transferee or other successor in title of rights, directly or indirectly, from an acquiring person (or any affiliate or associate of an acquiring person or any other person acting jointly or in concert with an acquiring person or any affiliate or associate of such other person), where such transferee becomes a transferee concurrently with or subsequent to the acquiring person becoming an acquiring person, will become void upon the occurrence of a flip-in event. Ten trading days after the occurrence of the flip-in event, each right (other than those held by the acquiring person), will permit the purchase of $180 worth of common shares for $90.

(v) Certificates and Transferability

Prior to the separation time, the rights are evidenced by a legend imprinted on certificates for the common shares issued from and after the effective time and are not to be transferable separately from the common shares. From and after the separation time, the rights will be evidenced by separate certificates that will be transferable and traded separately from the common shares.

10	Kinross Gold Corporation

(vi) Permitted Bid Requirements

The requirements for a permitted bid include the following:

(a) the take-over bid must be made to all shareholders, other than the bidder;

(b) the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons, (the “independent shareholders”) have been tendered to the take-over bid and not withdrawn;

(c) if more than 50% of the common shares held by independent shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional ten business days from the date of such public announcement;

(d) the take-over bid must permit common shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date common shares are first taken up and paid for; and

(e) the take-over bid must provide that any common shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The SRP also allows for a competing permitted bid (a “competing permitted bid”) to be made while a permitted bid is in existence. A competing permitted bid must satisfy all the requirements of a permitted bid except that it may expire on the same date as the permitted bid, subject to the requirement that it be outstanding for a minimum period of 35 days. However, a competing permitted bid will cease to be a competing permitted bid at any time when such bid ceases to meet any of the above provisions.

(vii) Waiver

The board, acting in good faith, may, prior to the occurrence of a flip-in event, waive the application of the SRP to a particular flip-in event (an “exempt acquisition”) where the take-over bid is made by a take-over bid circular to all the holders of common shares. Where the board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the company made by a takeover bid circular to all holders of common shares prior to the expiry of any other bid for which the SRP has been waived. The board may also waive the application of the SRP to a particular flip-in event, which the board has determined occurred through inadvertence, subject to the inadvertent acquiring person reducing its holding of common shares within 14 days after the board’s determination or such earlier or later date as the board may determine.

(viii) Redemption

The board with the approval of a majority vote of the votes cast by shareholders (or the holders of rights if the separation time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the rights at $0.00001 per common share. Rights may also be redeemed by the board without such approval following completion of a permitted bid, competing permitted bid or exempt acquisition.

(ix) Amendment

The board may amend the SRP with the approval of a majority vote of the votes cast by shareholders (or the holders of rights if the separation time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The board may correct clerical or typographical errors without such approval and, subject to approval as noted above at the next meeting of the shareholders (or holders of rights, as the case may be), may make amendments to the SRP to maintain its validity due to changes in applicable legislation.

(x) Board of Directors

The SRP will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of the company. The board, when a permitted bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

(xi) Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of

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registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a flip-in event, provided that they are not making, or are not part of a group making, a take-over bid.

Resolution Reconfirming the SRP

The text of the resolution approving the continuation of the SRP to be put before shareholders at the meeting is as follows:

“BE IT HEREBY RESOLVED THAT:

1. the continued existence of the rights plan, as set forth in the Shareholder Rights Plan Agreement dated February 26, 2009 and as amended and restated as of February 15, 2012, (the “Shareholder Rights Plan”) between the company and Computershare Investor Services Inc., and the issuance of all rights issued pursuant to such Shareholder Rights Plan, is hereby ratified, reconfirmed and approved; and

2. any of the officers or directors of the company be and is hereby authorized for and on behalf of the company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

Board’s Recommendation

FOR THE REASONS INDICATED ABOVE, THE BOARD AND MANAGEMENT OF THE COMPANY BELIEVE THAT THE SHAREHOLDER RIGHTS PLAN IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS AND, ACCORDINGLY, UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR THE RECONFIRMATION OF THE SRP. UNLESS THE RECONFIRMATION OF THE SRP IS APPROVED BY A MAJORITY VOTE OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS VOTING IN PERSON AND BY PROXY, THE SRP, AND ALL OUTSTANDING RIGHTS THEREUNDER, WILL TERMINATE AND CEASE TO BE OF ANY FORCE OR EFFECT FROM THE DATE OF TERMINATION OF THE MEETING EXCEPT TO THE EXTENT A FLIP-IN EVENT WOULD HAVE OCCURED PRIOR TO SUCH TIME.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by such proxy for the reconfirmation of the SRP unless the Shareholder has directed in the proxy that such Common Shares be voted against the reconfirmation.

6 — Amendments to the Articles

Background

Part 3 of the Articles of Amalgamation of Kinross (the Articles) deals with the rights, privileges, restrictions and conditions attached to the issuance of preferred shares to the founding director of Kinross, Mr. Robert M. Buchan. The Articles permit the issuance of 470,000 preferred shares, all of which were issued to and were beneficially held by Mr. Buchan. All of the issued preferred shares were converted/redeemed and cancelled by March 31, 2005 and since then no preferred shares could have been issued. As a result, the board recommends that the preferred share terms be deleted from the Articles.

The amendments to the Articles are required to be approved and ratified by the shareholders. At the meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below, subject to such amendments, variations or additions as may be approved at the meeting, approving the amendments to the Articles.

To become effective, the special resolution must be passed, with or without amendment, by the shareholders, voting together, representing in the aggregate not less than 66⅔% of the votes cast by all shareholders represented at the meeting, or any adjournment thereof. Notwithstanding such approval, the board will be authorized, without further approval of the shareholders, to revoke the special resolution at any time before it becomes effective in accordance with the provisions of the Business Corporations Act (Ontario) (OBCA).

12	Kinross Gold Corporation

Resolution ratifying the amendments to the Articles

The text of the resolution approving the amendments to the Articles to be put before shareholders at the meeting is as follows:

“RESOLVED THAT:

1. the Articles of the company be amended as follows:
(i) to delete from Section 2.1 the words “Subject to the rights of the holders of any other class or series of shares of the Corporation,” and change “the holders” to “The holders”;
(ii) to delete from Section 2.2 the words “, except meetings at which only holders of another specified class or series of shares are entitled to vote,”; and
(iii) to delete Part 3 of the Articles in its entirety.

2. notwithstanding the approval of this resolution by the shareholders of the company, the directors of the company are hereby authorized, without further approval of the shareholders of the company, to revoke this special resolution at any time before it is acted on in accordance with the provisions of the Business Corporations Act (Ontario); and

3. any of the officers or directors of the company be and is hereby authorized for and on behalf of the company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

Board’s Recommendation

FOR THE REASONS INDICATED ABOVE, THE BOARD AND MANAGEMENT OF THE COMPANY UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR THE AMENDMENTS TO THE ARTICLES.

The named proxyholders, if named as proxy, intend to vote the common shares represented by such proxy for the ratification of the amendments to the Articles unless the shareholder has directed in the proxy that such common shares be voted against the amendments.

7 — Amendments to the By-laws

Background

The by-laws of Kinross which were adopted on incorporation were last amended and restated in 2007 (the By-laws). In November 2014, we conducted a review of our By-laws to consider whether changes were warranted to reflect regulatory changes and other new developments and changes in practice and the board approved the following amendments to our By-laws which you will be asked to ratify and confirm:

Proposed Amendments	By-law Section
● Facilitate use of technology – The changes:
(a) Permit shareholder meetings to be held electronically.	2.3, 2.6, 2.10
(b) Permit voting at shareholder meetings by means of a telephonic, electronic or other communication facility.	2.18
(c) Clarify the ability of directors to attend and participate and vote at board meetings by means of a telephonic, electronic or other communication facility.	3.7, 3.10, 3.11, 3.14
(d) Confirm that contracts, documents or instruments in writing may be signed by electronic signature and in counterparts.	6.3
(e)  Clarify that notices and other materials may be sent to directors, officers, auditors and shareholders by not only mail and personal delivery, but also electronically, including, via notice-and-access.
6.9, 6.10
● Conform timeframe for setting a record date to corporate law – The timeframe for setting a record date has been revised to a range of 21 to 60 days before the meeting date from a range of 21 to 50 days before the meeting date to conform to changes made to the OBCA in 2007.	2.4

2015 Management information circular	13

●    Shareholder meeting conduct matters – Various changes included in the amendments are aimed at providing additional clarity regarding the conduct of shareholder meetings.  These include: (a) confirming the authority of the chair of the meeting or Chairman of the board to waive the time by which proxies must be deposited with the company or its agent prior to the meeting, (b) confirming the authority of the company to postpone or adjourn a shareholders meeting and (c) setting out rules for review of proxy materials.
2.6, 2.13, 2.14, 2.19
● Delivery of financial statements – Requirements for delivery of the annual financial statements have been revised to conform to requirements under corporate and securities laws.	2.8
● Clarify provisions respecting designation of the chair for director and shareholder meetings	2.11, 3.12
● Increase shareholder quorum – Shareholders are called upon to vote on matters that are important to the governance, oversight and direction of our company. We believe that the number of shareholders voting at shareholder meetings should be set at a level that provides assurance that the views of all shareholders are adequately reflected in the voting results. The By-law changes would increase the percentage of shares to be represented at a shareholder meeting in order for business to be transacted from a minimum of 5% to a minimum of 25%.	2.12
● Confirm requirements for submitting matters to be considered at the shareholder meeting – The changes confirm that only matters specified in the notice of meeting, brought at the direction of the board of directors or submitted in accordance with the shareholder proposal requirements of the OBCA and the By-laws may be considered.	2.20
●    Advance notice of shareholder nominees for director – The By-laws include an advance notice requirement for director nominations. This new advance notice requirement will (i) inform the company of nominees for election at a shareholder meeting proposed by a shareholder sufficiently in advance of such meeting, and (ii) provide an opportunity for the board to make an informed determination and, if appropriate, present alternatives to shareholders.

Shareholders seeking to nominate candidates for election as directors must provide timely notice in writing to the company’s Corporate Secretary by personal delivery or e-mail at the e-mail address shown on the company’s issuer profile on SEDAR at www.sedar.com.

To be timely, a shareholder’s notice must be received by Kinross (i) in the case of an annual general meeting not later than the close of business on the 30th day before the meeting date provided, however, that in the event the first public announcement of the date of such meeting is less than 50 days prior to the meeting date, notice may be made not later than the close of business on the 10th day following the day on which public announcement of the date of such annual general meeting was first made by the company, and (ii) in the case of a special meeting called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which public announcement of the date of the special meeting is first made by the company. The By-law prescribes the proper written form for a shareholder’s notice as well as additional requirements in connection with nominations. Shareholders who failed to comply with the advance notice requirements would not be entitled to make nominations for directors at the annual general or special meeting of shareholders.
3.6
● Remove Chairman’s tie-breaking vote – Currently, the chair of a meeting of the board has a second or deciding vote in the event of a deadlock at a board meeting. The By-law amendments remove this provision.	3.13

14	Kinross Gold Corporation

● Clarify provisions for execution of share certificates	6.4
● Provide for forfeiture of unclaimed dividends – If dividends remain unclaimed for two years or more after declaration, they shall be forfeited and the funds returned to the company.	6.7

A redline showing the amendments is attached to the circular as Appendix B.

Shareholders are being asked to confirm and ratify the revised By-laws. At the meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set out below, subject to such amendments, variations or additions as may be approved at the meeting, approving and ratifying the amendments to the By-laws.

Resolution ratifying the amendments to the By-laws

The text of the resolution approving the amendments to the By-laws to be put before shareholders at the meeting is as follows:

“Resolved that the proposed amendments to the By-laws of the company in the form attached as Appendix B to this circular, be and are hereby ratified, confirmed and approved.”

Board’s Recommendation

FOR THE REASONS INDICATED ABOVE, THE BOARD AND MANAGEMENT OF THE COMPANY UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR THE AMENDMENTS TO THE BY-LAWS. UNLESS THE AMENDMENTS TO THE BY-LAWS ARE APPROVED BY A MAJORITY VOTE OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS VOTING IN PERSON AND BY PROXY IT WILL CEASE TO BE OF ANY FORCE OR EFFECT.

The named proxyholders, if named as proxy, intend to vote the common shares represented by such proxy for the ratification of the amendments to the Articles unless the shareholder has directed in the proxy that such common shares be voted against the amendments.

Other business

Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, proxies appointing the named proxyholders as proxyholders will be voted in accordance with their best judgement.

2016 shareholder proposals

The OBCA permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2016 is March 14, 2016.

Under the proposed amendments to the By-laws, shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information set out in the By-laws. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting.

2015 Management information circular	15

About the nominated directors

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each director on an individual basis. Unless authority is withheld, the named proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is current as of December 31, 2014.

During the past several months, the corporate governance and nominating committee and the board completed a detailed review of the composition of the board following the decision of Messrs. Reid and Keyes and Ms. Woods to not stand for re-election at this meeting and the resignation of Mr. Irving in February 2015. Various considerations were taken into account during the review process, including the expertise of the board in key areas, succession planning, board diversity, and board continuity. The review process has culminated in management and the board nominating two new individuals for election as directors for the first time at the meeting.

Continuing directors:

The following nominees were elected as directors at Kinross’ 2014 annual meeting of shareholders and are being proposed for re-election at the meeting.

Toronto, Ontario
Canada

Director since
January 19, 1994

Skill/area of experience(6)
●  Managing or leading growth
●  Senior officer
●  Operations
●  Information technology
●  Investment banking/mergers &
 acquisitions
●  Financial literacy
●  Communications, investor
     relations, public relations and
     media
●  Governance/board

John A. Brough (68) | Independent

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Professional Accountant, Chartered Accountant. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Institute of Chartered Professional Accountants of Ontario.

2014 general meeting election voting results
Vote Type			Number of shares voted	% on total number of shares voted		% on total outstanding shares of the company
For				665,897,384	96.84	58.19
Withheld				21,718,517	3.16	1.90
Non Votes				80,800,403		7.06
Spoiled				964		nil

2014 board and committee membership						Attendance
Board of directors						6 of 6 (100%)
Audit and risk						4 of 4 (100%)
Human resource and compensation						6 of 6 (100%)

Public board memberships				Board committee memberships
Silver Wheaton Corp. First National Financial Corp Canadian Real Estate Investment Trust (CREIT)				Audit (Chair), Governance and nominating Lead Director, Audit (Chair) Audit (Chair), Investment

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership guidelines(2)
2014	nil	23,752	98,704	122,456	901,302	Yes – 143%
2013	nil	15,152	61,068	76,220	684,182
Change	nil	8,600	37,636	46,236	217,120

16	Kinross Gold Corporation

Thornhill, Ontario
Canada

Director since
October 26, 2005

Skill/area of experience(6)
●  Managing or leading growth
●  International
●  Senior officer
●  Operations
●  Mining or global resource
    industry
●  Corporate responsibility and
     sustainable development
●  Government relations

Planned retirement(5)
2016

John K. Carrington (71) | Independent

Mr. Carrington was the Vice-Chairman and a director of Barrick from 1999 through 2004. From 1996 until February 2004, he was also the Chief Operating Officer of Barrick. He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively. Prior to Barrick, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Masters of Engineering (Mining). He is a member of the Association of Professional Engineers of Ontario.

2014 general meeting election voting results
Vote Type			Number of shares voted	% on total number of shares voted		% on total outstanding shares of the company
For			679,682,204		98.85	59.39
Withheld			7,934,661		1.15	0.69
Non Votes			80,800,403			7.06
Spoiled			nil			nil

2014 board and committee membership						Attendance
Board of directors						6 of 6 (100%)
Corporate responsibility						4 of 4 (100%)
Operations and technical						6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2014	nil	4,200	167,967	172,167	1,332,218	Yes – 211%
2013	nil	4,200	102,901	107,101	1,088,468
Change	nil	nil	65,066	65,066	243,750

Toronto, Ontario
Canada

Director since
May 31, 1993

Skill/area of experience(6)
●   Managing or leading growth
●  International
●  Senior officer
●  Operations
●  Investment banking/mergers &     acquisitions
●  Financial literacy
●  Communications, investor
     relations, public relations and
     media
●  Corporate responsibility and      sustainable development
●  Government relations
●  Governance/board
●  Legal

Planned retirement(5)
2017

John M. H. Huxley (69) | Independent

Mr. Huxley was most recently a Principal of Algonquin Management Inc., and the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006. Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree from Osgoode Hall Law School. He is also a member of the Institute of Corporate Directors.

2014 general meeting election voting results
Vote Type			Number of shares voted	% on total number of shares voted		% on total outstanding shares of the company
For				666,134,037	96.88	58.21
Withheld				21,482,695	3.12	1.88
Non Votes				80,800,403		7.06
Spoiled				133		nil

2014 board and committee membership						Attendance
Board of directors						6 of 6 (100%)
Audit and risk						4 of 4 (100%)
Human resource and compensation						6 of 6 (100%)
Corporate governance and nominating						5 of 5 (100%)

Public board memberships			Board committee memberships
Trans Eastern Power Administrator Inc.			Audit (Chair)

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2014	nil	41,337	121,939	163,276	1,648,552	Yes – 262%
2013	nil	41,337	86,855	128,192	1,511,052
Change	nil	nil	35,804	35,084	137,500

2015 Management information circular	17

Vancouver, British Columbia
Canada

Director since
October 26, 2005

Skill/area of experience(6)
●      Managing or leading growth
●      International
●      Operations
●      Mining or global resource industry
●      Investment banking/mergers & acquisitions
●      Corporate responsibility and sustainable development
●      Government relations
●      Governance/board

Catherine McLeod-Seltzer (54) | Independent

Ms. McLeod-Seltzer has been the Non-Executive Chairman and a director of Bear Creek Mining since 2003 and was the Non-Executive/Independent Chairman and a director of Pacific Rim Mining Corp until November, 2013. She had been an officer and director of Pacific Rim Mining Corp. since 1997. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor’s degree in Business Administration from Trinity Western University.

2014 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	661,463,410		96.20		57.80
Withheld	26,153,455		3.80		2.29
Non Votes	80,800,403				7.06
Spoiled	nil				nil

2014 board and committee membership				Attendance
Board of directors				6 of 6 (100%)
Human resource and compensation				6 of 6 (100%)
Operations and technical				6 of 6 (100%)

Public board memberships				Board committee memberships
Bear Creek Mining Corporation				none
Lowell Copper Ltd.				none
Major Drilling Group International Inc. Grenville Strategic Royalty Corp.				Compensation and Safety Compensation
Securities held
Year	Common share warrants (#)	Common share (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2014	nil	12,296	92,891	105,187	908,499	Yes – 144%
2013	nil	12,296	62,273	74,569	788,499
Change	nil	nil	30,618	30,618	120,000

Halifax, Nova Scotia
Canada

Director since
March 7, 1995

Skill/area of experience(6)
●      Managing or leading growth
●      International
●      Operations
●      Information technology
●      Human resources
●      Investment banking/mergers & acquisitions
●      Financial literacy
●      Communications, investor relations, public relations and media
●      Government relations
●      Governance/board

Planned retirement(5)
2018

John E. Oliver (65) | Independent

Mr. Oliver retired after 41 years of working in retail corporate and investment banking at the Bank of Nova Scotia. He was Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia leading specialist groups in oil and gas, technology, real estate, diversified industries and leisure and gaming. Mr. Oliver is Chair of the Canadian Museum of Immigration, a Federal Crown Corporation and Vice Chair, Autism Nova Scotia. He was appointed the Independent Chairman of the company in August 2002.

2014 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	671,628,253		97.67		58.69
Withheld	15,988,612		2.33		1.40
Non Votes	80,800,403				7.06
Spoiled	nil				nil

2014 board and committee membership				Attendance
Board of directors, chair				6 of 6 (100%)
Human resource and compensation				6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2014	nil	7,360	212,778	220,138	1,845,318	Yes – 293%
2013	nil	7,360	156,005	163,365	1,622,818
Change	nil	nil	56,773	56,773	222,500

18	Kinross Gold Corporation

Calgary, Alberta
Canada

Director since
April 3, 2013

Skill/area of experience(6)
●  Managing or leading growth
●  International
●  Senior officer
●  Operations
●  Mining or global resource industry
●  Investment banking/mergers &
    acquisitions
●  Financial literacy
●  Corporate responsibility and sustainable development

Una M. Power (50) | Independent

Ms. Power is currently CFO and Senior Vice President of Nexen Energy ULC., a former publicly-traded company that is a wholly-owned subsidiary of CNOOC Limited. During her career with Nexen, spanning 23 years from 1992 to present, she has held various positions in areas covering financial reporting, financial management, investor relations, business development, strategic planning and investment. From 2009 to 2011, she was SVP, Corporate Planning and Business Development; from 2002 – 2009, Treasurer; from 1998 – 2002, Controller; and, from 1997 – 1998, Manager, Investor Relations. Prior to joining Nexen, Ms. Power was Senior Auditor with Deloitte & Touche from 1989 to 1992, and was staff auditor with Peat Marwick from 1987 to 1989.

Ms. Power is a Chartered Professional Accountant, Chartered Accountant and a Chartered Financial Analyst. She has completed the Advanced Management Program at the Wharton Business School, United States and INSEAD, France.

2014 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	679,775,960		98.86		59.40
Withheld	7,840,772		1.14		0.69
Non Votes	80,800,403				7.06
Spoiled	133				nil

2014 board and committee membership				Attendance
Board of directors				6 of 6 (100%)
Audit and risk				4 of 4 (100%)
Operations and technical				6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD $)(1)	Meets share ownership guidelines(2)
2014	nil	nil	93,231	93,231	398,462	N/A(3)
2013	nil	nil	30,717	30,717	153,462
Change	nil	nil	62,514	62,514	245,000

Toronto, Ontario
Canada

Director since
August 1, 2012

Skill/area of experience(6)
●  Managing or leading growth
●  International
●  Senior officer
●  Operations
●  Mining or global resource industry
●  Investment banking/mergers &
    acquisitions
●  Financial literacy
●  Communications, investor relations,
    public relations and media
●  Corporate responsibility and
    sustainable development
●  Government relations

J. Paul Rollinson (53) | Chief Executive Officer

Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012.  He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.

Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1988 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.

2014 general meeting election voting results
Vote Type	Number of shares voted		% on total number of shares voted		% on total outstanding shares of the company
For	679,813,288		98.87		59.40
Withheld	7,803,577		1.13		0.68
Non Votes	80,800,403				7.06
Spoiled	nil				nil

2014 board and committee membership(4)				Attendance
Board of directors				6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Restricted Share Units (RSUs) (#)(7)	Total common shares and RSUs (#)	Total at-risk value of common shares and RSUs (CAD $)(1)	Meets share ownership guidelines(2)
2014	nil	277,452	1,202,145	1,492,176	10,187,555	Yes – 1,617%
2013	nil	155,082	550,933	706,015	6,935,554
Change	nil	122,370	663,791	786,161	3,252,001
Options held
Date granted	Expiry date	Exercise price ($)	Options granted and vested (#)	Total unexercised (#)	At-risk value of options unexercised ($)
22/02/10	22/02/15	19.23	96,558	96,558		–
22/02/11	22/02/18	16.25	152,966	152,966		–
21/02/12	21/02/19	10.87	131,179	196,769		–
17/09/12	17/09/19	9.98	97,589	146,384		–
19/02/13	19/02/20	8.03	151,773	455,318		–
24/02/14	24/02/21	5.82	nil	538,567		–
Total			630,065	1,586,562		–

2015 Management information circular	19

1.	Book value was calculated using the grant price for DSUs and RSUs and the cost at the time of purchase for common shares.
2.
The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. See “Share ownership” for independent directors on page 34. For Mr. Rollinson, see “Share ownership” on page 39.

3.	Ms. Power was appointed to the board on April 3, 2013 and has until April 2, 2018 to meet her shareholding requirement.
4.	Mr. Rollinson is not a member of any board committee as, due to being Chief Executive Officer, he is not an independent director.
5.	See page 21 for the year in which these directors intend to retire and not stand for re-election to the board.
6.	See “Skills and experience” on page 77 for a description of such skills/experience.
7.	Includes restricted performance share units (RPSUs).

New Nominees for Director

The following nominees are, for the first time, being proposed for election by shareholders at the meeting.

Toronto, Ontario
Canada

New Director nominee

Skill/area of experience(1)
●  Human Resources
●  Senior Officer
●  Managing or leading growth
●  Operations
●  Corporate Responsibility and Sustainable
    Development
●  Information Technology

Ave G. Lethbridge (53) | Independent

Ms. Lethbridge is currently EVP and Chief Human Resources and Safety Officer of Toronto Hydro Corporation, a position that she has held since November 2013. During her career spanning 17 years, from 1998 to present, with Toronto Hydro, she has held various progressive leadership positions in areas encompassing environment, health and safety, corporate social responsibility, labour relations, workforce planning, talent management, succession planning and leadership development. From 1998 to 2002, she was Director, Organizational Development and Leader of Business Transformation Change; from 2002 – 2004 as Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 – 2007 as Vice President, Human Resources and Organizational Effectiveness; from 2008 – 2013 as Vice President, Organizational Effectiveness and Environment Health and Safety. Prior to joining Toronto Hydro, Ms. Lethbridge was Senior Manager with Scarborough Public Utilities from 1987 to 1997 and was a Human Resources Consultant with Great West Gas from 1981 to 1987.

Ms. Lethbridge holds a Master of Science degree in Organizational Development from the Pepperdine University, CA. She has completed the Directors’ Education Program from the Institute of Corporate Directors (ICD) at the Rotman School of Management of the University of Toronto in 2011. She completed the Strategic Organizational Change Program in 1998 and the Advanced Human Resources Management Program in 1996 from the University of Toronto, Rotman School of Business. She is a Certified Human Resources Executive having obtained her Certificate in Human Resources Management in 1994. She has also completed several financial literacy programs for executives including courses from the Rotman School of Management of the University of Toronto and the Harvard Business School.

Ms. Lethbridge currently serves on the Board of Governors of the Georgian College.

Public board and committee memberships: none

Horseshoe Bay, Texas
USA

New Director nominee

Skill/area of experience(1)
●  International
●  Operations
●  Mining, global resource industry
●  Corporate responsibility and sustainable
    development
●  Mergers and acquisitions
●  Senior Officer

Kelly J. Osborne (58) | Independent

Mr. Osborne most recently resigned as President and Chief Executive Officer of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.

From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company and as Plant Manager from 1992 to 1998 with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company which later merged into Barrick Gold Corporation in 2002. Starting as Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and as a Mine Captain from 1988 to 1992.

Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.

Public board and committee memberships: none

1.	See “Skills and experience” on page 77 for a description of such skills/experience.

20	Kinross Gold Corporation

For a discussion regarding directors’ compensation, please refer to page 33.

The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found under the section entitled “Governance” on page 77.

Kinross encourages continuing education for its current directors.  Details regarding various continuing education events held for, or attended by, Kinross’ directors during the financial year 2014 can be found under the section entitled “Role of the board of directors” on page 74.

Over the next three years, the following directors are intending to retire and not stand for re-election at the meeting of shareholders in the year specified opposite from their names.

Director	Retirement
John K. Carrington	2016
John M. H. Huxley	2017
John E. Oliver	2018

Cease trade orders, bankruptcies, penalties or sanctions

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade order which superseded a temporary management cease trade order dated April 1, 2005 against the directors and officers of the company, at the time, in connection with Kinross’ failure to file its audited financial statements for the year ended December 31, 2004.

The missed filings resulted from questions raised by the Securities and Exchange Commission about certain accounting practices related to the accounting for goodwill. A similar order dated July 6, 2005 was issued by the Nova Scotia Securities Commission against Mr. John E. Oliver who is a resident of such province. These management cease trade orders affected all of the directors of the company from July 6, 2005 through until the lifting of the orders on February 22, 2006 when Kinross completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

Other than as disclosed above, no director is, or within the ten years prior to the date hereof has:
a)	been a director or executive officer of any company (including the company) that, while that person was acting in that capacity,
	i.	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;
ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

2015 Management information circular	21

Committee membership and independence

The table below shows the board committee membership of each independent director during 2014.

Committees
Independent directors	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility committee	Human resource and compensation committee	Operations and technical committee
John Brough	chair			✓
John Carrington			✓		chair
John Huxley	✓	chair		✓
Kenneth Irving(1)		✓	✓
John Keyes(2)			chair		✓
John Macken(3)			✓		✓
Catherine McLeod-Seltzer				✓	✓
John Oliver				chair
Una Power	✓				✓
Terence Reid(2)	✓	✓
Ruth Woods(2)		✓		✓

1.	Mr. Irving resigned effective February 10, 2015.
2.	Messrs. Keyes and Reid and Ms. Woods are not standing for re-election at the meeting.
3.	Mr. Macken resigned effective July 30, 2014.

22	Kinross Gold Corporation

Our senior leadership team and named executive officers (NEOs):
●	J. Paul Rollinson, President and Chief Executive Officer
●	Tony S. Giardini, Executive Vice-President and Chief Financial Officer
●	Warwick P. Morley-Jepson, Executive Vice-President and Chief Operating Officer
●	Geoffrey P. Gold, Executive Vice-President, Corporate Development and Human Resources & Chief Legal Officer
●	James Crossland, Executive Vice-President, Corporate Affairs

Compensation

Letter to shareholders

Over the past year, we met with several of our largest shareholders and key proxy advisory groups to discuss governance and executive compensation. These meetings provided us with an opportunity to better understand our shareholders’ perspectives and concerns, and to explain how we measure and reward performance. I would like to share these with all of our shareholders.

Measuring company performance

When J. Paul Rollinson became our Chief Executive Officer two years ago, he laid out four strategic priorities for Kinross:

●	Operational excellence
●	Balance sheet strength
●	Disciplined capital allocation
●	Quality over quantity

These goals are largely within management’s control and achieving them is designed to make Kinross a stronger company and help us deliver long-term shareholder value through the commodity cycles. Since 2012, we have experienced industry-leading operational results – with 10 consecutive quarters of meeting or exceeding expectations – and positive shareholder feedback about our overall strategic direction. However, 2014 shareholder returns were negatively impacted by macro-economic factors, such as the lower gold price, and geopolitical events beyond our direct control, and did not reflect our positive operational performance.

Operational excellence		Balance sheet strength		Disciplined capital allocation
●	Met or outperformed cost, production, and capital expenditure targets for all four quarters	●	Reduced our total debt and increased our cash position, resulting in a net debt position of $1.0 billion	●	Reduced capital expenditures by 50% over 2013 to approximately $632 million
●	Increased production for the third straight year – to the high end of guidance range	●	Decreased our net debt to trailing 12-month EBITDA ratio to 1.19:1	●	Closed sale of Fruta Del Norte for $240 million ($150 million cash and $90 million in Lundin Gold shares)
●	Led industry in health and safety performance

2015 Management information circular	23

Quality over quantity
●	Had a record year at Chirano and Paracatu on both production and costs
●	Reduced all-in sustaining cost per ounce for a third year
●	Decreased production cost of sales per ounce to $720 – down from $743 in 2013
●	Continued to use fully-loaded costs to calculate reserves

Executive pay aligned with shareholders

We align executives’ interests with those of shareholders through several features of our compensation program:
●	CEO received 63% of total direct compensation as equity (57% for other named executives)
●	25% of the Company portion of the short-term incentive is based on total shareholder return (TSR)
●	50% of restricted performance share units (RPSUs) vest based on relative TSR, and RPSUs make up 50% of the CEO’s equity grant (40% for other NEOs, increasing to 50% in 2015)
●	Long-serving executives hold substantial value in Kinross shares (5x – 8x base salary, see page 40)
●	“Realized” value of executive equity holdings shows alignment with shareholders
●
Of the equity granted to our CEO for the years 2009 to 2013, only 12% of the grant date value has been realized, and another 24% was realizable as of the end of 2014; therefore the total value lost based on share price and RPSU measures is over CAD$10 million.

●
Over the past four years, our executives have seen 0 shares vest from the relative TSR component of the RPSUs (and during this time, the weighting on this TSR component of the RPSUs has increased from 40% to 50%); all such shares have been forfeited

The following graphs show the value of equity our CEO has realized since 2009 versus TSR, and the value of equity grants realized and realizable versus the value granted.

Equity values shown here are those granted as part of compensation for the year shown, and realized in the year shown, by the person in the role of CEO (Mr. Burt for 2009-2011, and Mr. Rollinson for 2012-2014).

Equity values shown here are those granted as part of compensation for the year shown, and the values realized or realizable from those grants, for Mr. Rollinson (who was appointed as CEO in 2012).  2014 has been excluded as no value was realized or realizable from the 2014 grant as at December 31, 2014.

24	Kinross Gold Corporation

2014 compensation decisions

In making the following decisions on executive pay for 2014, the Human Resources and Compensation Committee balanced the Company’s strong operational performance and the executives’ delivery on the business strategy and success in positioning Kinross for the future, with the decline in our share price:

●
Short-term incentives: Despite strong performance on the operational metrics, a score of just 15% on the TSR metric (weighted 25% of the overall company score) led to a company performance rating of 95%.

●	Vesting of RPSUs in 2014 and 2015: As a result of Kinross’ low relative TSR, the 40% portion of the RPSUs granted in 2011 and 2012, which vests subject to three-year relative TSR, has been forfeited.
●
CEO pay: The CEO recommended and the board approved a reduction in his short-term incentive award to 85% of target or $1.4 million (down from $1.7 million), a decrease of 16% over 2013 and 15% over the formula-based amount. Total direct CEO compensation was down approximately 14% compared with 2013.

●	NEO pay: Total direct compensation for the five NEOs decreased 18% in 2014.
●	2015 base salaries: No salary increases were granted in January 2015.
●	Directors’ compensation: Directors’ compensation remains unchanged for 2015.

In assessing 2014 pay and performance, the committee considered a number of unexpected events that occurred in 2014 and affected the company’s performance.  The gold price continued to be volatile; in 2014 the average daily spot gold price was 10% lower than in 2013. Another significant factor that affected Kinross’ share price relative to other gold companies was the market’s perception of geopolitical risk, including the risk associated with our Russian assets, in light of recent developments in the Ukraine. Despite market perception and concerns, our operations in Russia continue to perform very well, and they remain unaffected by recent developments. Although the committee accepts that geopolitical developments are beyond management’s control, their effect on TSR did impact executive pay decisions. The committee also considered how management reacted to unforeseen events such as a fire at the Round Mountain mill, a pit wall failure at Fort Knox and the trunnion failure in Chirano in making pay decisions. Despite these unexpected operational challenges, I’m pleased to report that we met our production, cost and capital guidance in 2014.

Further information on 2014 compensation for the CEO and other named executives can be found on pages 52 to 61.

Executive compensation practices and good governance

In meetings with shareholders, we discussed our governance practices and features of our executive compensation program. Shareholders were particularly interested in the following:

	Kinross’ best practices	●	board composition and technical skills;
●	Annual say-on-pay vote	●	the incentive metrics of our executive pay program; and,
●	Annual risk review	●	the equity holdings and alignment to shareholders of our executives.
●	Compensation recoupment policy (“clawback”)	Shareholders were generally pleased with the following changes to our pay and governance practices:
●	Double-trigger change of control provisions
●	Anti-hedging policy	● Reduced target pay level: We have reduced our target pay level for executives to the median of our comparator group. Actual pay will vary based on a number of factors, as outlined on page 38.
●
Reduced severance payments on change of control: Our new executive vice-president and chief operating officer is the first executive appointed under the revised terms for severance payable on change of control of two times salary, bonus and benefits applicable to all newly-hired executives.

●	Changed short-term incentive metrics: Reduced the number of metrics under the STIP and introduced a relative TSR metric.
●
Increased proportion of RPSUs and reduced options: Our CEO received 50% of his equity in RPSUs this year, and other named executives will reach 50% in 2015. Options now make up only 20% of the total equity mix.

2015 Management information circular	25

●	Adjustment to RPSU performance peer group: For the February 2015 RPSU grant, we have modified the performance peer group based on shareholder comments.
●	Review of potential performance metrics: We are reviewing possible metrics to be included in our RPSUs and/or short-term incentive plan based on shareholder feedback.
●
Board refresh: In recent years, we have “refreshed” the board by adding several new members. Two new board members will stand for election at the coming annual meeting, replacing two who have resigned and three who are not standing for re-election. We continue to focus on ensuring strong technical skills, and a balance of experience and new ideas, and have increased our disclosure on planned retirement ages for several of our long-tenured directors. In addition, we recognize that it is important to maintain an appropriately-sized board, and have reduced our board by three members at this time.

●
Term limits: The board has approved a new term limit policy that limits the term for directors to 10 years (with the potential for up to five additional years if the director continues to receive solid annual performance reviews, meets other board policies or legal requirements, and is re-elected by shareholders), in addition to mandatory retirement at age 73.

●
Diversity: We have implemented a written policy to increase board diversity. While we aim for diversity in race, thought, experience, and other elements, we have set a target for board gender diversity of one-third women and, subject to the election by shareholders of Kinross’ nominees to the board at the 2015 annual general meeting, the board will meet its one-third target.

●	Changes to bylaws: We have proposed changes to our bylaws, including an increase in the quorum requirement for shareholder meetings from 5% to 25%, and eliminating the casting vote for the Chairman.

Conclusion

We value feedback from all our shareholders, and have appreciated the opportunity to meet with a number of you this past year. We continue to consider your input as well as market best practices as we design and review our programs to ensure they are appropriate to Kinross and our long-term strategy.

Sincerely,

John Oliver
Chair of the Board and Chair of the Human Resource and
Compensation Committee

26	Kinross Gold Corporation

Compensation governance

Compensation oversight

Oversight of Kinross’ director and executive compensation programs falls under the human resource and compensation committee.

Five directors currently sit on the human resource and compensation committee. The board determined that the composition of the committee should include the chair of the board and the chairs of the corporate governance and nominating committee and the audit and risk committee so that the human resource and compensation committee may derive the benefit of their expertise in their respective fields.

The committee also includes directors with ongoing direct industry involvement and relevant legal background, resulting in a well-rounded skill and knowledge base. All such directors are independent, and their average tenure on the human resource and compensation committee is more than ten years.

All of the human resource and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations and were directly involved in the design, review and implementation of evolving changes to major compensation programs at such organizations. In addition, one member has specific experience and expertise in executive compensation and human resources management, and two members serve on the compensation committees of other public issuers.

All of the members of the human resource and compensation committee are financially literate.

Two human resource and compensation committee members are also members of the audit and risk committee thus helping ensure that material risks identified by the audit and risk committee are considered in determining executive compensation.

You can find more information about the background, experience and independence of each human resource and compensation committee member by reading their profiles under “About the nominated directors”, starting on page 16.

Say on pay and shareholder engagement

Kinross is committed to engaging with its shareholders on a range of matters, from company performance to corporate responsibility, and from governance to executive compensation (see also “About shareholder engagement” on page 86).  Over the past year, Kinross board members and senior executives have engaged with our shareholders on a number of occasions to discuss items of interest to those shareholders.

In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company’s approach to executive compensation. Following each annual general meeting, all voting results, including the results of the “say on pay” vote, are publicly filed under the company’s profile on the SEDAR website at www.sedar.com.  Our “say on pay” voting results are summarized below.

Year	Votes “for” (%)
2011	95.67
2012	78.47
2013	78.34
2014	74.75

While the company received support from almost three-quarters of its shareholders on the 2014 “say on pay” vote, we wanted to better understand the views of our shareholders, and any compensation and governance concerns they might have. As a result, we undertook a shareholder outreach initiative where we offered to meet with a number of our largest shareholders and those who had voted against either our “say on pay” or our directors, as well as the two primary proxy advisory firms, specifically to discuss governance and executive compensation. The shareholders we contacted had

2015 Management information circular	27

holdings totalling, in aggregate, over one-third of our issued and outstanding shares. The President and CEO and/or the Chairman of the board and the human resource and compensation committee, the Executive Vice-President, Corporate Development, Human Resources and Chief Legal Officer, the Vice-President of Investor Relations, and the Director, Total Rewards, met with nine shareholders (mostly in person), holding approximately 25% of our common shares, and both proxy advisory firms.

All of the shareholders with whom we met expressed their appreciation for the opportunity to discuss these matters, and the company’s efforts to meet with them.  They were generally positive about company performance over the past few years, and generally were not focused on the total value of executive compensation.  Each shareholder had its own unique concerns and interests, and details about these concerns, along with an overall summary of the feedback we heard, were shared with our human resource and compensation committee.  This helped reinforce issues that had been under consideration by either the committee or the board, and also led to some additional changes being implemented and/or considered.

The following table summarizes the key themes we heard, as well as actions the company is taking based in whole or in part on shareholder feedback:
Company response to shareholder feedback
Category	Shareholder feedback	Company actions
Board refresh
●      Interested in understanding the board’s approach to a board refresh and achieving a balance of newer and longer-tenured members on the board
●      Value the technical skills currently on the board, and want to see that continue

●      Continued focus on bringing in new board members to replace those who will be retiring, with a particular emphasis on those with technical skills
●      Enhanced disclosure of board members with pending retirements
●      Implemented term limits in addition to mandatory retirement age

Other governance	● Expressed concerns regarding a director they perceive as not fully independent participating on key committees ● Generally supportive of proposed changes to governance and bylaws
●      Reviewed the membership of key committees and made some changes
●      Except for the CEO, all the directors standing for election at the 2015 annual general meeting are independent
●      Made changes to bylaws, including removing the casting vote for the chairman and increasing the requirement for shareholder quorum from 5% to 25%

Performance metrics
●      Would like to see enhanced disclosure of the alignment of metrics and company strategy
●      Interested in seeing a “return” measure, and/or a “per share” measure
●      Would like us to include additional gold peers for measuring performance
●      Wanted to see an adjustment to restricted performance share unit (RPSU) targets and greater clarity in disclosure regarding these measures

●      Incorporated enhanced disclosure regarding metrics in this year’s proxy circular, including an explanation of their alignment to strategy
●      The committee will review performance against a number of return measures in assessing performance for 2015 on the RPSUs, and consider formally incorporating such a measure with the 2015 grants
●      The committee will consider incorporating a “per share” measure for the 2016 short-term incentive
●      Included three additional gold companies among peers for relative TSR measures in both the short-term incentive and RPSU metrics
●      Adjusted targets and revised disclosure on RPSU measures

Alignment with shareholders
●      Interested in better understanding how the experience of executives (in owning Kinross shares) is aligned to that of shareholders
●      Want to see executives receiving, buying, and holding significant value in shares

●      Enhanced disclosure to provide greater clarity on executive share holdings, and how their experience is aligned to that of shareholders (including realized and realizable pay)
●      Incorporated total shareholder returns as a metric in the short-term incentive plan
●      Kinross executives generally hold their shares following vesting (with the exception of those sold or cancelled to cover taxes), and have shareholdings with a value, on average, of over five times their base salary

28	Kinross Gold Corporation

● Year-end compensation discussions continue to include a consideration of the appropriate balance of cash and equity, including a review of existing holdings by executives
Other executive compensation
●      Most did not specifically focus on the total value of executive compensation
●      Inquired about certain companies included in the comparator group
●      Had questions regarding fees paid to companies affiliated with the board’s compensation consultant for services provided to management

●      Changed target pay level to median of peers
●      The compensation committee will consider comments regarding comparators during its annual review of the comparator group
●      Enhanced disclosure regarding the board’s compensation consultant and the process for confirming independence

In addition to these most recent changes, over the past few years the company has made a number of other changes to align with good governance and best practices:
●
Implemented board and employee diversity policies: The board diversity policy encourages board composition which reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In 2015 the board set a specific target for gender diversity of one-third women.  Assuming the nominees to the board for election at the 2015 annual general meeting are elected, the Kinross board will be comprised of one-third women. The company also established a committee focused on employee diversity, and developed an employee diversity policy along with specific activities aimed at increasing the representation of women.  The committee will also consider establishing targets for women in the future. (See Diversity beginning on page 77 for further information.)

●
Reduced severance payments on change of control: Beginning with our chief operating officer who assumed the role on October 1, 2014, the severance payable for all newly appointed senior executives on change of control will be limited to two times salary, bonus and benefits.

●
Increased proportion of RPSUs and reduced options: We have increased the proportion of equity granted in the form of restricted performance share units (RPSUs) each year for the past three years.  For 2014, the President and CEO will receive 50% of his equity in the form of RPSUs, and other named executives will reach the 50% level for 2015 (for 2014, these other executives will receive 40% of their equity as RPSUs).  Options now represent just 20% of the total equity granted to these executives.

●
Revised measures for short-term incentive plans: To provide greater clarity to our shareholders on the priorities and the way we determine the final company performance multiplier, and to formally incorporate total shareholder returns, in 2014 we revised the measures for our short-term incentive plan. The metrics chosen reflect the critical role of our executives in directing and making strategic decisions for the company and are aligned to the key elements of our strategy.

●
Revised equity plans: In 2014 shareholders approved proposed changes to our restricted share plan and share option plan that allow us to make more efficient use of the shares authorized for issuance under these equity plans and to reduce dilution.

●
Increased alignment to total shareholder returns (TSR) in compensation plans: We have long aligned executive compensation to TSR by granting a significant component of total compensation in the form of equity.  Since we implemented RPSUs for 2008 compensation, we have included relative TSR as a metric in that plan, currently determining 50% of the final vesting. In 2014 we formally incorporated relative TSR as a metric making up 25% of the company component of our executives’ short-term incentives.

●
Implemented a compensation recoupment (clawback) policy: A recoupment policy was implemented in 2012 that entitles the company to recoup incentive compensation in situations where there is an accounting restatement as a result of misconduct committed by a senior executive that resulted in the individual receiving or realizing a higher amount of incentive compensation.

Our discussions with shareholders over the past year have been very informative and helpful. We remain committed to engaging with our shareholders, and continuing to review our governance and compensation for alignment with the company strategy and best practices.

2015 Management information circular	29

Managing risk

Within the context of Kinross’ risk oversight practices, the human resource and compensation committee seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the company’s strategy without taking undue risks.

Our compensation program for executives includes a number of important compensation and governance best practices that we believe help mitigate risk in this program:

What we do
✓	Link incentive compensation measures to strategic and annual objectives
✓	Use diversified measures to assess company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure
✓	Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement (from one to seven years)
✓	Tie pay to performance by having more than 80% of NEO total direct compensation “at-risk”, with annual incentive awards determined based on operational and relative performance
✓
Align realized pay to total shareholder returns, by providing a significant portion of total compensation in equity awards, and increasing the weighting on performance-based equity while decreasing the weighting on stock options

✓	Align interests of executives with those of shareholders through meaningful share ownership guidelines
✓	Use an independent compensation advisor
✓	Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures
✓	Provide shareholders with a “say-on-pay”
✓	Maintain compensation recoupment policies
✓	Maintain double-trigger change of control provisions in executive agreements
✓	Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs
✓	Implement equity plans that prohibit option cash buyouts and repricing
✓	Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares
What we don’t do
☒	Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for restricted performance share units
☒	Credit additional years of service not earned in the retirement plan
☒	Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits
☒	Provide loans to executives
☒	Provide excise tax gross-ups for change-in-control payments

Annual risk review

Each year, the human resource and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.

This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.

30	Kinross Gold Corporation

As part of its compensation risk review in 2014, the human resource and compensation committee completed the following:

Reviewed Kinross’ global compensation programs
Process
The human resource and compensation committee reviewed Kinross’ compensation programs, practices and documentation in the context of:
●  incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;
●  Canadian Securities Administrators’ examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and
●  key business risks.
Both audit and risk functions reviewed the materials prepared and were given the opportunity to provide comments prior to the materials being presented to the committee.

Outcome
The human resource and compensation committee has reviewed Kinross’ compensation programs and practices, and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization.  Furthermore, the human resource and compensation committee is comfortable that Kinross’ key business risks and related performance measures are appropriately considered in our incentive plans.

Stress-tested the senior leadership team’s compensation
Process
The human resource and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:
●  base salary fixed at current levels;
●  short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum of 150% of target);
●  all outstanding LTI at a range of possible future values:
    ●  share prices ranging from -20% up to +150%; and
    ●  RPSUs vesting at 50%, 100% and 150% of granted units.
In addition, the human resource and compensation committee reviewed the impact of share price on the number of units granted to each executive, and how the mix of equity that is realizable varies based on share price scenarios.

Outcome
The human resource and compensation committee is satisfied that the range of possible outcomes delivered by Kinross’ compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

Reviewed realizable pay
Process
The human resource and compensation committee reviewed a range of realized and realizable pay calculations, as follows:
●  Reviewed both realized pay and realizable pay for the CEO calculated using Glass Lewis, ISS and Conference Board Working Group methodologies;
●  Compared realized / realizable pay and performance to six key gold comparators, and the full comparator group over a three year period (2011-2013);
●  Considered several different readily available performance measures: net income, revenue growth, total shareholder returns, change in operating cash
    flow, return on   assets and return on equity.

Outcome
The human resource and compensation committee is satisfied that realizable pay over the three-year period when considered relative to peers demonstrated strong pay for performance alignment.  In many cases Kinross’ realizable pay ranked the lowest or among the lowest of the comparators, as did the total shareholder returns.

Independent advice

The human resource and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer’s mandate includes:
●	Competitive market benchmarking analysis for the senior leadership team;
●	Competitive market benchmarking analysis for the independent directors; and
●	Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

2015 Management information circular	31

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies (MMC), and as such is affiliated with a number of other specialized organizations also owned by MMC, such as Oliver Wyman, Marsh Canada, and National Economic Research Associates.  These affiliate organizations have provided services to Kinross that are not related to executive compensation.

Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the company in rendering his or her advice and recommendations.  Mercer consultants are not compensated based upon client revenue from other lines of business or other MMC companies.  As such, fees paid by Kinross to Marsh Canada of $1,747,513 do not impact or influence the compensation paid to Kinross’ board advisor.  The board is confident that Mercer’s independence and objectivity is not compromised by the relationships the company has with other MMC entities, and continues to consider Mercer to be independent.  Detailed below is the SEC six factor independence test which is reviewed annually by Kinross’ human resource and compensation committee.

1.	Provision of other services to Kinross Gold Corporation by the adviser’s employer
2.	Amount of fees received from Kinross Gold Corporation by the adviser’s employer as a percentage of employer’s annual revenue (revenue concentration percentage)
3.	Policies and procedures of the person that employs the adviser designed to prevent conflicts of interest
4.	Any business or personal relationship of the adviser with a member of the compensation committee
5.	Any stock of the issuer owned by the adviser or his or her immediate family
6.	Any business or personal relationship of the adviser with an executive officer at Kinross Gold Corporation

Although Mercer provides independent advice to the human resource and compensation committee, the decisions reached by the committee reflect factors and considerations beyond the information and recommendations provided by Mercer.

In respect of fiscal 2014, Mercer conducted a competitive benchmarking analysis for the senior leadership team and independent directors, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters. Mercer attended all or part of the human resource and compensation committee meetings.

The human resource and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation related services. From time to time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The human resource and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services that may be provided.

Below is a summary of the fees paid to Mercer for its services to the human resource and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.

Services provided	2014 (US$)(1)		2013 (US$)(1)
Executive compensation-related fees	$105,666	Executive compensation-related fees	$97,595
Competitive benchmarking analysis for the NEOs and independent directors		Competitive benchmarking analysis for the NEOs and independent directors
Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure
Governance updates		Governance updates
Attendance at human resource and compensation committee meetings		Attendance at human resource and compensation committee meetings
Other fees – Mercer	$72,966	Other fees – Mercer	$66,366
Published surveys, industry forums and data, cost of living report		Published surveys, industry forums and data
Global mobility membership		Pension support in Brazil

Other fees - affiliated organizations	$1,747,513	Other fees - affiliated organizations	$1,995,311
Marsh Canada Limited - insurance brokerage fees		Marsh Canada Limited - insurance brokerage fees
National Economic Research Associates, Inc. - economic analysis of a potential liability
Oliver Wyman - economic analysis of a potential liability
1. Fees paid to Mercer were converted to United States dollars for purposes of this table using the following exchange rates:

	2014	2013
Canadian dollars (CAD/USD):	1.1601	1.0636
Brazilian reals (BRL/USD):	n/a	2.3426
Fees paid to Marsh in 2014 were paid in United States dollars.

32	Kinross Gold Corporation

Compensation discussion and analysis

Directors

Approach
The board retains the services of Mercer to complete a market review of the competitiveness of Kinross’ director compensation program.  In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under “Market and peer reviews” on page 36) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board.  In completing their analysis, Mercer also reviews market trends in director compensation and detailed market data. The board decided not to change the directors’ compensation for 2014.

Retainers and fees

The board has established a flat fee structure for all independent directors. The annual board membership retainer payable to independent directors is CAD$210,000. Effective April 1, 2012, at least 50% of the board membership retainer is required to be paid in DSUs. On an annual basis, an independent director can also elect to receive a greater percentage of his or her board membership retainer in DSUs.

The chairs of each of the corporate governance and nominating, corporate responsibility, human resource and compensation, and operations and technical committees receive an additional CAD$30,000; other members of each of these committees receive an additional CAD$15,000 per committee; members of the audit and risk committee receive an additional CAD$20,000 and the chair of the audit and risk committee receives an additional CAD$70,000.

The independent chair receives an additional CAD$235,000 but does not receive any fees for acting as a committee chair. In addition, independent directors (other than the independent chair) receive a travel fee of CAD$2,000 per trip for travel outside of Toronto to the board/committee meetings.

Independent directors are also entitled to reimbursement of their reasonable board related expenses.

The following table sets out details of the flat fee structure for independent directors for 2014:
	2014 fees (CAD $)
Board chair	$235,000	(1)
Board member	$210,000

Chair – Audit and risk committee	$70,000
Chair – Corporate responsibility, Corporate governance and nominating, Human resource and compensation or Operations and technical committees	$30,000	(2)

Member – Audit and risk committee	$20,000
Member – Corporate responsibility, Corporate governance and nominating, Human resource and compensation or Operations and technical committees	$15,000

1.     For 2014, CAD$445,000 in total with the inclusion of his board membership retainer.
2.     Mr. Oliver, as the independent chair of the board, does not receive a fee for being chair of the human resource and compensation committee.

As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any director retainer or fees, and is compensated solely as an officer of Kinross (see “Compensation discussion and analysis” for executives starting on page 36).  A summary of the compensation earned by Mr. Rollinson for 2014 is provided in the “Summary compensation table” on page 62.

Deferred share units

The main purpose of the deferred share unit (DSU) plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.

2015 Management information circular	33

A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director’s period of service.

DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.

The number of DSUs granted to an independent director on the last day of each quarter in respect of his or her current quarter compensation is determined by dividing the value of the portion of the director’s flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.

At such time as an independent director ceases to be a director, Kinross will make a cash payment to the director, equal to the market value of a common share on the date of departure, multiplied by the number of DSUs held on that date.

As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see “Compensation discussion and analysis” for executives starting on page 36). A summary of the compensation earned by Mr. Rollinson for 2014 is provided in the “Summary compensation table” on page 62.

Share ownership

In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which as of December 31, 2013 is 3 times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2014 by Mercer and was found to be aligned to the market.

In the event an independent director’s holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up his or her holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met.

The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2014 and whether he or she met Kinross’ independent director share ownership requirement as of that date.
Name	Eligible share holdings CAD ($)(1)	Exceeds share ownership requirement by CAD ($)	Multiple of board retainer	Met current requirement
J. Brough	901,302	271,302	4.3	Yes
J. Carrington	1,332,218	702,218	6.3	Yes
J. Huxley	1,648,552	1,018,552	7.9	Yes
K. Irving(2)	412,507	N/A	2.0	N/A
J. Keyes	1,162,161	532,161	5.5	Yes
C. McLeod-Seltzer	908,499	278,499	4.3	Yes
J. Oliver	1,845,318	1,215,318	8.8	Yes
U. Power(3)	398,462	N/A	1.9	N/A
T. Reid	1,741,111	1,111,111	8.3	Yes
R. Woods(4)	390,330	N/A	1.9	N/A

1.	Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares.
2.	Mr. Irving has since resigned from the board effective February 10, 2015.
3.	Ms. Power was appointed to the Board on April 3, 2013 and has until April 2, 2018 to meet her shareholding requirement.
4.	Ms. Woods is not standing for re-election at the meeting.

As CEO of the company, Mr. Rollinson’s share ownership requirements are described under “Share ownership” on page 39.

34	Kinross Gold Corporation

Director Compensation Table

The following table sets out the fees earned by independent directors who served as directors during 2014 and the proportion of fees taken in the form of DSUs.

Name	Board Membership Retainer	Independent Chair Retainer	Committee Chair Retainer	Committee Fees	Travel Fee(1)	Total Fees Earned	Total DSUs value vested or earned(6)	Value of outstanding DSUs(5) as at Dec 31, 2014
	US$	US$	US$	US$	US$	US$	US$(2)	US$
J. Brough	181,020	N/A	60,340	12,930	8,620	262,910	105,761	277,370
J. Carrington	181,020	N/A	25,860	12,930	N/A	219,810	182,841	472,007
J. Huxley	181,020	N/A	25,860	30,170	12,068	249,118	98,590	342,663
K. Irving(8)	181,020	N/A	N/A	25,860	N/A	206,880	86,042	194,097
J. Keyes(9)	181,020	N/A	25,860	12,930	12,068	231,878	137,130	356,990
J. Macken(3), (7)	105,595	N/A	N/A	15,085	5,172	140,937	37,520	108,930
C. McLeod-Seltzer	181,020	N/A	N/A	25,860	13,792	220,672	86,042	261,035
J. Oliver	181,020	202,570	N/A	N/A	N/A	383,590	159,537	597,931
U. Power	181,020	N/A	N/A	30,170	12,068	223,258	175,670	261,990
T. Reid(9)	181,020	N/A	N/A	30,170	5,172	216,362	175,670	532,276
R. Woods(9)	181,020	N/A	N/A	25,860	1,724	208,604	172,085	256,642
TOTAL	1,930,880	202,570	137,920	221,965	70,684	2,564,019	1,416,890	3,661,932

1.	Travel fees are paid in cash for all directors.
2.	Includes value at grant date of DSUs for compensation earned in fiscal 2014 including dividends on DSUs that vested in prior years.
3.	Partial year until Mr. Macken’s resignation on July 30, 2014.
4.	Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using an exchange rate of CAD$1.00 = US$0.8620
5.	Please refer to the narrative under “Deferred share units” on page 33 for a description of the methodology used to grant and value DSUs.
6.	Portion of fees taken in cash and/or DSUs:
100% in DSUs: J. Carrington, U. Power, T. Reid, R. Woods
50% in cash, 50% in DSUs: J. Brough, J. Huxley, K. Irving, C. McLeod-Seltzer, J. Oliver, J. Macken*
25% in cash, 75% in DSUs: J. Keyes
*   For July 2014, the board membership retainer and committee fees for Mr. Macken, totaling CAD$20,000 (US$17,240) was paid entirely in cash.
The remaining portion of his board membership retainer and committee fees for the period from January 2014 to June 2014, totaling CAD$120,000 (US$103,440) was paid 50% in cash and 50% in DSUs.
7.	A cash payment in the amount of CAD$126,368 (US$108,930) was made in satisfaction of Mr. Macken’s outstanding DSUs on July 30, 2014 at a TSX closing price on such date of CAD$4.45
8.	Mr. Irving resigned effective February 10, 2015.
9.	Messrs. Keyes and Reid and Ms. Woods are not standing for re-election at the meeting.

2015 Management information circular	35

Compensation discussion and analysis

Executives

Philosophy and approach

The following summarizes Kinross’ compensation philosophy for the senior leadership team, outlining the key objectives of this program, as well as the key features which support meeting these objectives:

Our compensation programs will …	Through …
Align executive interests with Kinross’ long-term strategy and those of shareholders
●  Rewarding the creation of shareholder value and exceptional performance, without encouraging undue risk-taking
●  Including long-term equity-based incentives as a significant portion of annual compensation
●  Requiring executives to hold common shares

Reinforce Kinross’ operating performance and execution of strategic objectives
●  Linking a portion of compensation to corporate performance, including annual operating performance
●  Linking a portion of compensation to individual performance, including behaviours that support Kinross values

Enable Kinross to attract and retain high performing executives	● Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors
Align pay and performance in a way that is transparent and understood by all stakeholders	● Clear and complete disclosure of executive compensation approach and rationale

Kinross’ executive compensation program covers the senior leadership team: the President and CEO and his direct reports, who form the NEOs for 2014. This program includes base pay, a short-term cash incentive and long-term equity incentives, as well as pension and other benefits.

Annual review and decision-making

Meeting the objectives of the company’s executive compensation program requires careful consideration of several key factors:
●	market comparators
●	compensation elements and mix
●	executive share ownership
●	paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under “Compensation governance” on page 27.

The human resource and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on changes made as a result of the 2014 review are described in the following sections.

Market and peer reviews

To ensure that our executive compensation program continues to “enable Kinross to attract and retain high performing executives”, the human resource and compensation committee approves the companies in Kinross’ comparator group on an annual basis. In 2014, the committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our comparator group, a company needs to meet the criteria noted below.

36	Kinross Gold Corporation

Criteria

●    Related industry, subject to similar challenges (capital-intensive; long project cycles; cyclical market);

●    Similar market capitalization (generally between one-half and two times that of Kinross over a three-year period, with some exceptions for key gold comparators);

●    Headquartered in Canada or US (except key gold comparators); and

●    Has operations in more than one country, facing some political risk and geographic diversity.

As a result of this review, the committee decided to make several changes to the companies included in the comparator group. Comparing the 2014 comparator group to that used in 2013:
●	16 companies are the same; market);
●	3 companies which now meet the criteria, and provide a balance of size, were added to the comparator group (one gold company: New Gold Inc.; and two other mining / capital intensive companies with global operations: First Quantum Minerals Ltd. and Methanex Corporation);
●	2 companies were removed (both are U.S. headquartered oil and gas companies: Pioneer Natural Resources Company, and Noble Energy Inc., and were removed based on market capital which exceeded guidelines and, in the case of Pioneer, operations primarily in the U.S.).

In addition to these changes, the committee also identified three companies for further review in 2015 that had fallen outside the market capitalization criteria as at year end 2013 (but not on the three year average).  During the 2015 review the committee will be considering the inclusion of some additional gold mining companies, based on feedback from shareholders.

With the above changes, the comparator group used for compensation in 2014 is made up of the following companies (by market capitalization):

Company	Industry (GICS)	Scope of Operations(3)	Market cap 3 year average (2011-2013) (US$)(1)	(US$millions) Dec 31/13 (US$) (1)
Barrick Gold Corporation (ABX)	Gold	Australia, Canada, Chile, Dominican Republic, Papua New Guinea, Peru, Saudi Arabia, United States, Zambia	$36,913	$20,532
Goldcorp, Inc. (G)	Gold	Argentina, Canada, Dominican Republic, Guatemala, Mexico, United States	$31,814	$17,602
Newmont Mining Corporation (NEM)	Gold	Australia, Ghana, Indonesia, New Zealand, Peru, United States	$23,623	$11,468
Teck Resources Limited (TCK)	Diversified Metals & Mining	Canada, Chile, Peru, United States	$21,117	$14,620
Newcrest Mining Limited (NCM)	Gold	Australia, Côte d’Ivoire, Indonesia, Papua New Guinea	$20,752	$5,396
Encana Corporation (ECA)	Oil & Gas Exploration & Production	Canada, United States	$16,304	$13,360
Talisman Energy Inc. (TLM)	Oil & Gas Exploration & Production	Algeria, Australia, Canada, Colombia, East Timor, Indonesia, Kurdistan, Malaysia, Norw ay, Papua New Guinea, South America, UK, United States, Vietnam	$14,673	$12,064
Agrium Inc. (AGU)	Fertilizers & Agricultural Chemicals	Argentina, Australia, Brazil, Canada, Chile, France, Germany, Italy, Peru, Portugal, Romania, United States	$13,741	$13,256
AngloGold Ashanti Limited (AU)	Gold	Argentina, Australia, Brazil, DRC, Ghana, Guinea, Mali, South Africa, Tanzania, United States	$12,665	$4,737
Yamana Gold Inc. (YRI)	Gold	Argentina, Brazil, Canada, Chile, Mexico	$10,401	$6,490
First Quantum Minerals Ltd. (FM)(2)	Diversified Metals & Mining	Australia, Finland, Mauritania, Turkey, United States, Zambia	$10,004	$10,611
Peabody Energy Corporation (BTU)	Coal & Consumable Fuels	Australia, China, India, Indonesia, United States	$9,036	$5,270
Cameco Corporation (CCO)	Coal & Consumable Fuels	Canada, United States, Kazakhstan	$8,985	$8,214
Gold Fields Limited (GFI)	Gold	Australia, Ghana, Peru, South Africa	$8,733	$2,466
Eldorado Gold Corp. (ELD)	Gold	Brazil, China, Greece, Romania, Turkey	$8,051	$4,075
Agnico Eagle Mines Ltd (AEM)	Gold	Canada, Finland, Mexico	$7,764	$4,583
Cliffs Natural Resources Inc. (CLF)	Precious Metals & Minerals	Australia, United States	$7,420	$4,013
New Gold Inc. (NGD)(2)	Gold	Australia, Canada, Chile, Mexico, United States	$4,295	$2,637
Methanex Corporation (MX)(2)	Commodity Chemicals	Canada, Chile, Egypt, United States	$3,237	$5,669

1.	Source of Market Capital: Bloomberg, using US Ticker.
2.	Highlighted companies are newly added 2014 comparators.	Kinross’ Percent Rank:
3.	Scope of Operations are gathered from company’s corporate website.	Dec 31/13 Market Cap: 26%
3 year average Market Cap: 53% Revenue: 50% Income: 56% Assets: 35% Employees: 62%

2015 Management information circular	37

The following charts show Kinross’ size relative to the comparator group, as well as the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new executives, when considering annual total compensation awards (base salary increases, short- and long-term incentives) for the company’s senior leadership team, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits) and market best practices. In addition, the human resource and compensation committee reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross’ compensation relative to the general Canadian market.

Each compensation element for each NEO is reviewed against the 50th percentile and the 75th percentile for comparable positions within the comparator group. The company targets total compensation at the median of the comparator group, however other factors will influence the position of an executive’s actual total compensation in any given year, including the number of applicable comparator positions, internal equity, unique roles and responsibilities and company and/or individual performance. Emphasis is placed on incentive or “at-risk” compensation. Where executive performance is below expectations, total compensation will be lower relative to the market; where executives achieve exceptional results, it will result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resource and compensation committee in determining compensation for executives.
The company targets compensation at the median of the comparator group

Compensation mix

To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and “at-risk” compensation (short- and long-term incentives), as well as pension and benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross’ long-term strategy and the interests of shareholders, and reinforce Kinross’ strategic performance and execution of strategic objectives. The human resource and compensation committee has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short- and long-term incentives) for senior executives. The target mix is reviewed annually to ensure that it continues to be effective, and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix.

38	Kinross Gold Corporation

The mix in direct compensation achieved in 2014 for Kinross’ Chief Executive Officer and the average mix for the other members of the senior leadership team is set out below. Further details regarding each element of compensation can be found under “Components” starting on page 43.

2014 Compensation mix – President and CEO
Paul Rollinson	Actual (US$)
Base salary	1,120,600
Short-term incentive	1,428,765
Equity - RSUs	1,293,000
Equity - RPSUs	2,155,000
Equity - options	862,000
Total equity	4,310,000

2014 average compensation mix – Other NEOs
Other NEOs (excluding CEO)	Actual (US$)
Base salary	504,175
Short-term incentive	634,051
Equity - RSUs	604,693
Equity - RPSUs	604,693
Equity - options	302,347
Total equity	1,511,733

Compensation is in Canadian dollars and was converted to United States dollars for purposes of these graphs using the exchange rate of CAD $1.00 = USD $0.862000.

The mix of long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. Since then, the human resource and compensation committee has increased the weighting on RPSUs five times: to 20% of the company’s equity grant in 2009, 25% in 2011, 33% for the CEO and certain other NEOs in 2012 (30% for the others), and 40% for the CEO and 33% for all other NEOs in 2013.  For the 2014 grant, based on a review of competitor practices, feedback from shareholders and other groups, and to further emphasize the link between compensation and performance, the weighting on RPSUs was increased to 50% of equity granted to the CEO, and 40% for all other NEOs.

In all other aspects, the human resource and compensation committee concluded that the company’s compensation mix in 2014 met its stated objectives.

Share ownership

An important objective of Kinross’ executive compensation plan is to align executive interests with Kinross’ long-term strategy and the interests of shareholders.  To accomplish this objective, we include long-term equity-based incentives as a significant portion of annual compensation, and require the senior leadership team to hold common shares.

Kinross implemented a share ownership policy for its senior executives in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive’s RPSUs in the calculation in 2012.  No change is planned to the policy in 2015.

Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, restricted share units and/or RPSUs (but not options), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement.

2015 Management information circular	39

The minimum share ownership requirements are as follows:
●	CEO: 5 times average salary
●	other NEOs: 3 times average salary

The value held is determined as the greater of book value or market value of the common shares and/or restricted share units (including 80% of RPSUs) held by the executive.

Kinross executives generally hold most of the shares they receive, both before and after meeting the requirements. For example, our CEO has not sold any shares in the past four years, except to cover taxes. The following table shows the status of each NEO’s holdings relative to the share ownership requirements on December 31, 2014.  All of Kinross’ NEOs who have reached the deadline for achieving their share ownership requirements have met or exceeded their requirements.

	Eligible share holdings										2014 share ownership
	Number of units held (1) (#)				Book value (2),(3) (US$)

									Required		Holdings
			Common	Total			Common	Total	multiple of	Required	multiple of	Multiple of
	RSUs	RPSUs	shares	units	RSUs	RPSUs	shares	value	average	value (3),(4)	average	requirement	Deadline to meet
Name	(#)	(#)	(#)	(#)	(US$)	(US$)	(US$)	(US$)	salary	(US$)	salary	met (3)	requirement (5)
J. Paul Rollinson	526,039	540,885	277,452	1,344,376	2,984,430	2,951,453	2,640,646	8,576,529	5 x	5,315,667	8.1	1.6	August 1, 2015
Tony S. Giardini	112,841	120,232	187,881	420,954	595,383	607,348	797,625	2,000,355	3 x	1,655,040	3.6	1.2	December 3, 2015
Warw ick P. Morley-Jepson	63,700	40,587	84,131	188,417	408,159	247,190	571,107	1,226,457	3 x	1,242,158	3.0	1.0	October 1, 2017
Geoffrey P. Gold	193,761	184,080	168,924	546,765	1,183,800	1,050,844	1,958,763	4,193,408	3 x	1,672,280	7.5	2.5	January 1, 2011
James Crossland	138,585	133,285	156,100	427,969	843,215	762,819	1,007,884	2,613,918	3 x	1,422,300	5.5	1.8	January 1, 2011
1.	Common shares and RSUs (including 80% of RPSUs) but not options.
2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs.

3.	Book value is in Canadian dollars and was converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.862000.
4.	Based on the average year-end base salary for the years 2012, 2013, and 2014.
5.
New NEOs have three years from date of hire or promotion to a role to meet their share ownership requirements. The newest NEOs are Mr. Giardini, who joined the company on December 3, 2012 and Mr. Morley-Jepson who was promoted October 1, 2014. Mr. Giardini has already met or exceeded his requirement as of December 31, 2014. In addition, Mr. Rollinson is subject to a higher share ownership requirement of 5x salary as a result of his promotion to CEO effective August 1, 2012, and while he has until August 1, 2015 to meet this increased requirement, he has already exceeded it as of December 31, 2014.

How we pay for performance

A substantial portion of the senior leadership team’s compensation is linked to the company’s performance: short-term incentive payments are determined based on annual company performance, RPSUs vest based on company performance over a three-year period, and the realized value from equity incentives reflects share price performance over time.

Kinross’ annual operating performance objectives are laid out in its Four Point Plan, with a short-list of strategic measures aligned to the Four Point Plan being used to measure company performance for the senior leadership team (the SLT objectives).  Each year, the board approves the specific performance measures and associated metrics for the year, which are linked to the company’s core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under “Assessing 2014 company performance” on page 52.  More detailed tactics and objectives are cascaded through the organization to provide alignment with performance objectives.

At the end of the year, company performance is assessed based on Four Point Plan and SLT objectives, and individual performance is assessed based on related individual objectives. In addition, company performance is reviewed relative to competitor companies. Considering both absolute and relative performance, individual and company performance multipliers are established for short-term incentive purposes, and a multiplier is determined to calculate long-term incentives. These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the President and CEO, as outlined below.

40	Kinross Gold Corporation

After reviewing the initial compensation recommendations, the CEO and the human resource and compensation committee make adjustments based on pay mix, market positioning, internal equity, retention and shareholder returns, as well as extraordinary circumstances.

For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see “2014 SLT measures” on page 53, and “Individual performance – Named executive officers”, starting on page 57.

Using discretion
Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resource and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

Despite the strong performance of the CEO, in 2014 the board, in consultation with and considering recommendations from the CEO, used its discretion to lower performance-based compensation awards based on relative shareholder returns and other factors, as follows:
●	reduced the CEO’s short-term incentive payment to 85% of target, a year-over-year reduction of 16%; and
●	reduced the CEO’s equity incentive grant by 17% compared to 2013, such that total direct compensation is reduced 14% year-over-year.

2015 Management information circular	41

Compensation approval process

The executive compensation process depends on assessing company and individual performance.

The annual cycle to measure performance, then determine and approve executive compensation, is as follows:

Performance		Compensation

Company Four Point Plan and SLT measures
●    management develops (and board approves) annual Four Point Plan objectives and SLT measures based on Kinross strategic plan
●    management cascades company objectives to establish regional, site, department and individual objectives

Ú
Performance		Comparator group
● executives and employees strive to achieve company, department and individual objectives; receive feedback on performance		● HRCC reviews the comparator group criteria for alignment with compensation strategy ● HRCC updates and approves the companies in the comparator group
Ú		Ú
Year end assessment – internal		Competitor data & executive holdings
● management assesses performance against company and department objectives ● CEO assesses performance of direct reports against individual objectives		● HRCC reviews previous year compensation awards by companies in comparator group ● HRCC reviews current executive equity holdings
Ú		Ú
Year end assessment - external		Market trends / best practices / shareholder feedback
● management assesses company performance and total shareholder returns relative to key industry competitors		● management and HRCC review the executive compensation program relative to market trends & best practices, and considering shareholder feedback
Ú		Ú
HRCC review		Compensation recommendations

●    HRCC reviews company performance against objectives and relative to key competitors
●    HRCC reviews and recommends company performance multiplier and RPSU performance vesting factor
●    HRCC reviews CEO performance and reviews and recommends CEO and NEO performance ratings
>
●    Management prepares the initial compensation recommendations for executives based on performance and market data - includes incentive awards for most recent year, as well as potential merit increases for the upcoming year

Ú
Review of recommendations
● HRCC reviews management recommendations and input from the independent consultant and provides counsel to the board
Ú
Board approval
● board approves executive compensation based on HRCC recommendations

The President and CEO evaluates his direct reports based on their performance against individual objectives and their contribution to overall company performance. He recommends performance ratings for them to the human resource and compensation committee for approval. The President and CEO and human resource and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined under “Using discretion” above.

Details of the compensation granted to the NEOs are reported in the “Key summary tables” starting on page 62.

42	Kinross Gold Corporation

Components

The table below summarizes the components of our 2013 executive compensation plan. More information about the individual components and mix can be found on pages 43 to 51.

Component	Form	Period	How we determine the award
Base salary	Cash (page 43)	One year	Based on role, market comparators, internal equity, individual experience and performance.
Short-term incentive	Cash (page 44)	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company (60%) and individual (40%) performance, and consider overall pay mix guidelines.
Long--term (equity) incentive (pages 44 to 45)	Restricted share units (RSUs) (page 46)	Three years; vest in thirds over three years
Target award based on market comparators.
Actual awards may be above or below target based primarily on company and individual performance.
The human resource and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For 2014, RSUs made up 30% of the CEO’s long-term incentive award (0% for other NEOs).

	Restricted performance share units (RPSUs) (pages 47 to 48)	Three years; vest at end of three years, based on performance relative to targets
Target grant value based on market comparators.
Actual grant value may be above or below target grant value based primarily on company and individual performance.
Final amount vested is based on company performance relative to performance measures. For the 2014 grant, these measures were: relative total shareholder return; production; and all-in sustaining cost per ounce.
For the 2014 grant, RPSUs made up 50% of the CEOs long-term incentive award (40% for other NEOs).

	Options (page 49)	Seven year term; vest in thirds over three years
Target award based on market comparators.
Actual awards may be above or below target based primarily on company and individual performance.
For the 2014 grant, options made up 20% of the CEO and other NEOs’ long-term incentive awards

Employee benefits and perquisites	Benefits and perquisites (pages 49 to 50)	Ongoing	Based on market comparators. Includes life, accidental death, critical illness, and disability insurance, health & dental coverage, benefit reimbursement plan, security services, and other benefits.
	Employee share purchase plan (page 50)	Continuous based on eligibility requirements	Employees including NEOs may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the company on a quarterly basis.
Retirement allowance	Executive retirement allowance plan (page 51)	Ongoing	Based on market comparators. 15% of base salary and target bonus, accrued quarterly.

Base salary

To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the comparator group.

Base salaries paid to individual executives reflect:
●	the scope, complexity and responsibility of the position
●	salary levels for similar positions in Kinross’ comparator group
●	the executive’s previous experience
●	the executive’s performance.

Each year Kinross reviews competitive market data and completes individual performance assessments. Where necessary, base salaries are adjusted to reflect individual performance and remain competitive in the market. As disclosed previously, Messrs. Rollinson and Gold received increases effective January 2014 to better align to the market and, in the case of Mr. Gold, to reflect the additional responsibilities of his role. The human resource and compensation committee reviewed base salaries again in February 2015, but considering current market conditions and market data, decided not to increase base salaries at this time. Further information regarding each executive’s 2014 base salary is provided with the “Summary compensation table” on page 62.

2015 Management information circular	43

Short-term incentive plan

Kinross’ short-term incentive plan covers salaried employees across the company and is designed to reward company, site / region and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The senior leadership team short-term incentives (including the CEO and all NEOs) are calculated as follows:

Target incentive - Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. No adjustments were made to the short-term incentive targets for NEOs for 2014 or 2015.

Company performance multiplier - Each year, the board reviews company performance against the objectives established for the senior leadership team, as well as the company’s relative performance compared to its competitors. The board then determines the company performance multiplier which will apply to the senior leadership team. This multiplier can range from 0 – 150%, and makes up approximately 60% of their total short-term incentive. The weighting on company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the senior leadership team. For 2014, the board approved a company performance multiplier of 95% for the senior leadership team (for details, see “2014 SLT measures” on page 53).

Individual performance multiplier - The remaining 40% (approximately) of the short-term incentive is based on individual performance. The CEO reviews individual performance for his direct reports for the year against individual objectives aligned to the Four Point Plan, and determines an individual performance multiplier using the same range (0 – 150%). A similar review for the CEO’s performance is completed by the human resource and compensation committee. The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be applied. Details regarding individual performance and the resulting multipliers are provided under “Individual performance – Named executive officers”, starting on page 57.

Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for the senior leadership team to the target pay mix.

In addition, the CEO and human resource and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity.

The CEO and human resource and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions. The board applied this discretion to the short-term incentive award for the CEO as outlined under “Using discretion”, on page 41.

Long-term incentives

Kinross provides long-term equity incentive compensation with the following objectives:
●	align the interests of executives with those of shareholders;
●	focus efforts on improving shareholder value and the company’s long-term financial strength;
●	reward high levels of performance;

44	Kinross Gold Corporation

●	provide incentive for high levels of future performance; and
●	provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company.

Long-term incentives are granted as part of the company’s annual performance and compensation review, and may also be granted on hire, and in certain circumstances, as a result of a promotion. In determining eligibility and target grant levels for long-term incentives, the human resource and compensation committee considers competitive market practices, as well as internal equity and the importance of different roles to the organization.

The value of an individual’s actual annual grant is based on annual base salary, position, level of responsibility, long-term performance, potential, retention factors and contribution to the company. The human resource and compensation committee also considers each NEO’s existing holdings and outstanding awards (including previously granted awards) in determining the annual grant. For senior executives, the value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering individual and company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resource and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ equity incentive plan: share options, restricted share units (RSUs), and restricted performance share units (RPSUs). Each year the human resource and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.

Over the last 5 years, the committee has made a number of adjustments to the mix, consistently increasing the weighting on RPSUs, while decreasing the weightings on options as well as RSUs. The weighting of the components of the equity award for 2011 to 2014 was as follows:

	Component	2011 policy weightings	2012 weightings	2013 weightings	2014 weightings	Proposed 2015 weightings
CEO (1)	RPSUs	25%	33%	40%	50%	50%
	RSUs	40%	33%	40%	30%	30%
	Options	35%	33%	20%	20%	20%
Other NEOs	RPSUs	25%	30%	33%	40%	50%
	RSUs	40%	40%	33%	40%	30%
	Options	35%	30%	33%	20%	20%

1.	In 2012, the weightings applied to the CEO were also applied to the CFO and the President and COO

In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for certain of its senior executives to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy.

Executives make an election to participate in the ASDP and may participate only if they meet Kinross’ minimum share ownership requirements (see page 39). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive’s ability to modify or terminate their participation in the plan.

In 2014, no senior executives participated in the ASDP.

2015 Management information circular	45

Restricted share units
Restricted share units (RSUs) are granted under the Kinross restricted share plan. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the closing share price on the last trading day immediately preceding the date of grant. Each RSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Alternatively, holders have the option of forfeiting shares otherwise receivable in exchange for the company paying taxes on the holder’s behalf.

Key terms under the restricted share plan that apply to all grants of RSUs (as well as all grants of restricted performance share units (RPSUs), which are also granted under this plan) include the following:

Eligibility
Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.

Restricted period
At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.

Deferred payment date
Canadian participants may elect to determine a deferred payment date; however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.

Assignment	RSUs are not assignable.
Retirement or termination
During the restricted period: Any RSUs including RPSUs will automatically terminate, unless otherwise determined by the human resource and compensation committee. The human resource and compensation committee may exercise discretion to abbreviate the restricted period due to a participant’s termination of employment. However such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.
After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will be immediately vested by the company.
Change of control
All RSUs outstanding and target RPSUs will be immediately exercised for common shares, notwithstanding the restricted period or any deferred payment date.
Change of control includes, among other things:
●      a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders,
●      a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company, or
●      the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

Dividends
When normal cash dividends are paid to holders of common shares, participants holding RSUs subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by:
●      multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant’s account on the record date for the dividend payment, and
●      dividing by the closing price of the common shares on the TSX on dividend payment date.
RSUs credited to a participant’s account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan
The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.
RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

For information on amendments which can be made to the plan, please see the “Plan amendments” section beginning on page 67.

46	Kinross Gold Corporation

Restricted performance share units
Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced restricted performance share units (RPSUs), which are RSUs with a performance element. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a “Monte Carlo” model for the relative total shareholder return portion of the RPSUs and the closing share price on the last trading day immediately preceding the date of grant for the other performance measures.

RPSUs are granted under the Restricted Share Plan, and are subject to all the key terms under the Restricted Share Plan outlined above, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant.  The agreement associated with RPSUs generally includes the following additional terms:
●	the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant); and
●	RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

The performance measures associated with the RPSU grant are reviewed each year by the human resource and compensation committee and adjustments are made from time to time to align with company strategy. The following table outlines the measures and percent vesting for all grants from 2009 to 2014.

Performance		2008 grant	2009 grant	2010 grant	2011 grant	2012 grant	2013 grant	2014 grant
measure	Measurement period	Weighting
Relative total shareholder return	Three calendar years	50%	50%	40%	40%	50%	50%	50%
Production	Annual, average of the multiplier realized in each of the three years	25%	25%	20%	20%	25%	25%	25%
Production cost of sales per gold equivalent ounce	Annual, average of the multiplier realized in each of the three years	25%	25%	20%	20%
All-in sustaining cost per gold ounce sold(1)	Annual, average of the multiplier realized in each of the three years					25%	25%	25%
Gold reserves	Annual, average of the multiplier realized in each of the three years			20%	20%
Total			100%	100%	100%	100%	100%	100%
Percent of units granted that vested(2)		37% Vested in 2012	45% Vested in 2013	58% Vested in 2014	70% Vested in 2015	Vest in 2016	Vest in 2017	Vest in 2018

1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2014.

2.	To date, four grants of RPSUs have vested, with vesting levels ranging from 37% to 70%. None of the units associated with the relative total shareholder return measure have vested to date.

The number of RPSUs that vest based on company performance relative to each of the measures is determined based on a vesting schedule established for each grant. The RPSUs included in 2014 compensation and granted in February 2015 will vest based on the schedule below.

Production and all-in sustaining cost per gold ounce sold targets and vesting schedules for the remaining years of this grant will be established by the human resource and compensation committee (HRCC) early in the applicable calendar

2015 Management information circular	47

year. The 2015 vesting schedules for production and all-in sustaining cost per ounce will also apply to the 2013 and 2012 grants.

Performance over three year vesting period	Details	Percent of units that will vest
		Maximum 150%(1)	Target 100%	Threshold 0%
Relative total shareholder return (RTSR) ranking
Total Shareholder Return performance over the three calendar years ranked against the following:
Agnico-Eagle; Anglogold Ashanti(2) ; Barrick; Eldorado(2); Gold Fields(2) ; Goldcorp; IAMGOLD(2) ; New Gold(2) ; Newcrest(2) ; Newmont; Randgold(2) ; Yamana; S&P TSX Gold Index
Performance of each comparator company is assessed on the applicable U.S. stock exchange. The TSR for each company (including Kinross) and the index will be calculated for the three year period, and Kinross’ ranking within that group will be determined (i.e. 1st, 2nd etc.).
		1st to 3rd and positive absolute TSR	6th or 7th	12th to 14th
Production (2015 range)	Target is to meet production guidance for each calendar year. Multipliers will be set annually by the HRCC based on the target level for the year. HRCC has discretion to adjust the production measure in the event of extraordinary circumstances.	+4.8%, and still within guidance on All-in sustaining cost	Midpoint of guidance	-16%
All-in sustaining cost per ounce (2015 range)
Target is to meet all-in sustaining cost per ounce targets set for each calendar year. The calculation of all-in sustaining cost for RPSUs is consistent with the figure publicly disclosed in 2014 as part of Kinross’ annual guidance (except for adjustments noted below), and is calculated from: by-product cost plus G&A (excluding severance), Business Development, Other Operating Costs (not related to growth), Exploration Expense (excl. offsite exploration), sustaining capital and other capital (interest and exploration). Multipliers are set annually by the HRCC based on the target level for the year.
All-in sustaining cost per ounce will be adjusted from the figure disclosed for variances relative to budget to the following material assumptions: gold price; oil price, inflation and foreign exchange.
		-9.5%	Midpoint of guidance	+19%
1.	Up to 200% based on HRCC discretion to recognize outstanding performance.
2.	New comparator companies added for 2014 grant.

The actual number of RPSUs to vest is calculated as follows:
●	Company performance relative to each measure is determined once at the end of three years for relative total shareholder return, but annually for the other measures (as outlined above).
●
Performance is then compared to the targets and ranges to determine the percent of RPSUs granted which will vest (the multiplier) relative to each measure. For relative total shareholder return, this is done at the end of the three year period by comparing Kinross’ total shareholder return to the returns of the comparator group. For the annual measures (production cost of sales per gold equivalent ounce, production, gold reserves and all-in sustaining cost per gold ounce), actual performance is compared to the targets and ranges each calendar year to determine the percent of RPSUs which would have vested for that year, and then the three-year average vesting percent is determined at the end of the three years, becoming the multiplier for that measure.

●
A weighted average of the multipliers for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resource and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

The human resource and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants.  No discretion was exercised relating to these performance measures in 2014.

48	Kinross Gold Corporation

Stock options
Stock options are granted under the share option plan. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of options to be granted to an eligible executive is determined by dividing the dollar value of the grant by the Black-Scholes value based on the closing share price on the last trading day immediately preceding the date of grant.

The following are some key terms under the share option plan which apply to all grants of options:
Eligibility
Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.

Vesting
Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resource and compensation committee reserves the right to determine when the participant’s options become exercisable within the term of the option.

Expiry
Options expire after seven years (five years for options granted prior to February 16, 2011). However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.

Exercise price
The exercise price for each common share is determined by the human resource and compensation committee at the time of grant, but is not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.

Assignment	Options are not assignable.
Retirement or termination
Options already exercisable: Generally these options must be exercised within 60 days, subject to human resource and compensation committee discretion, as noted below.
Options not yet exercisable: Generally any options will be automatically terminated, subject to human resource and compensation committee discretion, as noted below.

The human resource and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resource and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

Death
Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.

Change of control
All outstanding options vest and become exercisable immediately.
Change of control includes, among other things:
●      a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders
●      a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company
●      the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan
The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

For information on amendments which can be made to the plan, please see the “Plan amendments” section beginning on page 67.

Employee benefits and perquisites

Benefits and perquisites
Kinross provides all of its Canadian employees, including the senior leadership team, with a competitive benefits program including: medical and dental insurance for employees and their dependents; life, accidental death & dismemberment, and critical illness coverage; and income protection in case of disability. Employees can elect to purchase additional life and accidental death coverage at a reduced rate by paying additional premiums.

In addition to the benefits available to all Canadian employees, in 2014 senior executives also received the following benefits: additional life, accidental death, long-term disability and critical illness insurance; a benefits reimbursement

2015 Management information circular	49

plan; home security services (tax paid by the company); and a car allowance (CEO only).  The benefit reimbursement plan provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.

These benefits and perquisites are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (except as noted above), and cease being provided to the executive upon termination, retirement or death (see “Incremental payments on termination, retirement and death” on page 71 for further details).

Employee share purchase plan
Under Kinross’ employee share purchase plan (ESPP), employees and designated affiliates, including senior executives who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.

The following are some key terms under the share purchase plan which apply to all shares purchased or issued under this plan:
Eligibility	Employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the company or any designated affiliate.
Purchase price
Newly-issued treasury shares: The purchase price is the weighted average closing price for the twenty (20) consecutive trading days prior to the end of the quarter.
Shares purchased on the open market: The average price paid for all shares purchased.
Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six month holding period.
Contribution changes
Employees can reduce, increase or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days’ notice. Employees may not make a change more than once within any six (6) month period.

Assignment	ESPP shares are not assignable.
Termination
Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.
Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability or retirement, ESPP shares will be distributed to the employee or the estate immediately.
Change of control
All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.
Change of control includes, among other things:
●      a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders
●      a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company, or
●      the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of shares under the plan
The number of shares which may be issued under the Share Purchase Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Purchase Plan and cannot be increased without shareholder and regulatory approval.

For further information on amendments which can be made to the plan, and which require shareholder approval, please see the “Plan amendments” section beginning on page 67.

50	Kinross Gold Corporation

Retirement allowance

Executive retirement allowance plan
As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an executive retirement allowance plan (ERAP) for the senior leadership team. The benefits available to the senior executives under this plan are comparable to those offered by companies in the comparator group. Each of the NEOs currently participates in this plan in lieu of any other retirement plan; participants in this plan are not eligible to participate under any other Kinross-sponsored retirement plan.

The executive retirement allowance plan is structured as follows:

Company contributions
15% of base salary and short-term incentive target bonus, allocated quarterly, beginning on the executive’s hire date, and continuing throughout the executive’s employment, including during any severance period following a change of control.
As security for all members of the ERAP, the company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the plan.

Employee contributions	None – the company covers all contributions and costs.
Interest
At the end of each quarter, interest is calculated and compounded on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	Benefits accrued in a month vest at the end of that month.
Benefit on termination
The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum, or in consecutive monthly payments over a period of between 3 and 10 years following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)
The accrued allocation and accumulated interest are paid out to the named beneficiary of the executive, during the period previously elected by the executive. If no beneficiary has been named, the amount will be paid as a lump sum to the estate.

2015 Management information circular	51

Executives

2014 Results

Assessing 2014 company performance

For 2014, the company made a significant change to the metrics used in measuring one year company performance to provide greater clarity to our shareholders on the priorities and the way we determine the final company performance score, and to formally incorporate total shareholder returns into the calculation.

The following summarizes our approach to establishing these metrics:

Kinross Way Forward	● Four “Principles for Building Value” guide business planning: ● Operational excellence, ● Quality over quantity, ● Disciplined capital allocation, ● Balance sheet strength

4PP
●     The Four Point Plan (4PP) outlines the key priorities for the organization for that calendar year, providing alignment and focus across the organization
●     It contains the same primary elements from year to year: ESG (health & safety, environment, community relations, people), financial & operational metrics (production, cost, cash flow, capital management), and building for the future (exploration, delivering capital projects, building future cash flow)

SLT measures
●     Beginning in 2014, we also established a short list of key metrics to measure company performance for the CEO and his direct reports (the Senior Leadership Team, or SLT)
●     The SLT measures focus on key elements required to deliver long-term shareholder value, aligned to the Kinross Way Forward and the 4PP for the year
●     They include Relative TSR as a measure, along with measures for corporate responsibility, operational performance, balance sheet, and future-oriented measures (exploration and projects)

Each year, we update the Four Point Plan, which establishes the priorities for the year for all employees across the organization. It covers a range of areas as noted in the graphic above.  Once measures are set at a company level, these are cascaded down through each level of the organization and used to guide individual performance targets.

For our senior leadership team, the CEO and his direct reports, we developed a shorter list of metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the company without undue risk-taking and aligning to the long-term interests of shareholders. In developing these metrics, we considered the key elements of our strategy - the key areas the executives must manage each year - as follows:

Key strategic area	Metric
Corporate responsibility	Corporate responsibility performance metric (CRPM): incorporates leading and lagging measures for health and safety, environment, and community relations
Operational and financial performance
Operating cash flow vs. budget: by using operating cash flow which excludes capital expenditures, executives are not incented to reduce these expenditures to achieve targets(outcomes of capital decisions are measured separately)

Balance sheet	Debt / EBITDA Debt repayments over a 5 year period: measures actions taken in 2014 which reduce debt obligations in the following 5 years
Shareholder returns	Relative total shareholder returns: measured over a one year period, compared to other large gold companies

52	Kinross Gold Corporation

Building for the future
Managing growth pipeline: an assessment of how our exploration pipeline has advanced over the year, considering: certainty and quantity of reserves, resources and potential ounces; progressing the timeline on projects; and bringing additional projects into the pipeline
Strategic capex performance results: measures success in delivering against original objectives for each capital project (achieving the benefits originally identified when the capital investment decision was made)

It is not expected that the strategic areas considered in the measures will change significantly from year to year, although the metrics used to measure them may vary, and are aligned to the priorities and deliverables for each calendar year.

In addition to assessing company performance against these objectives, the board also considers the company’s performance relative to our gold mining competitors on key metrics such as net debt to EBITDA, and year-over-year change in: all-in sustaining cost per ounce, production cost of sales per ounce, operating cash flow per share, cash margins, gold production, earnings per share, reserves, and net asset value per share. The assessment of company performance is not solely a formulaic process and judgment is exercised in determining the final multiplier.

Gold mining is a capital intensive business with long business cycles, therefore decisions made by executives in one year may impact future years.  While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the company.  Longer term company performance is measured in our restricted performance share unit plan, and through the share price as reflected in the realized value of the equity executives receive.

2014 SLT measures

For 2014, the following are the specific targets established for each of these measures, as well as the actual performance results, and the rating approved for that measure.  Performance on each metric, and for the final company multiplier, can range from 0% to 150%, and the company multiplier determines 60% of the short-term incentive payment:

Measure	Weighting	Target	Actual performance	Rating
Corporate responsibility performance metric	16.67%	75 points out of 100	85.3 points	135%
Operating cash flow vs. budget (normalized for realized gold price)	25%	>$735M	$858M	120%
Strong balance sheet	16.67%	Debt / EBITDA < 2 Debt repayments for 2014-2018: < $1.0B	Debt / EBITDA 1.77 Debt repayments for 2014-2018: $890M	110%
Relative total shareholder returns	25%	Rank 6 or above (out of 10)	Rank 9 (1)	15%
Managing growth pipeline	8.33%	Increase potential ounce estimate by 10%, and/or advance time table for 2 targets; and/or add 2 new targets	2 projects advanced to pre-feasibility; 7 targets upgraded, 4 new targets added; increased potential ounce estimate by 25%	110%
Strategic capex performance results	8.33%	13 points achieved out of 20, including targets associated with delivering in first year at Dvoinoye; advancing Tasiast; implementing self-perform at Chirano; and overall capital management	16 points achieved	135%
Total	100%			95%

1.	This rating was not normalized for the Russia-Ukraine situation that adversely impacted our stock price; had the rating been normalized, our ranking would have improved from 9th to 6th.

The human resource and compensation committee determined that the 95% company performance multiplier appropriately reflected company performance for the year. In 2014, total shareholder returns were poor, and the rating on that objective significantly impacted the final multiplier (as shown above).  At the same time, it was a very strong year operationally, with industry-leading health and safety performance, and excellent environmental performance; meeting or outperforming guidance on production and costs; several mine sites that made significant improvements in

2015 Management information circular	53

their operational performance; the sale of Fruta del Norte which added cash and investments to our balance sheet; successful project outcomes with the first full year of operating Dvoinoye bringing significant ounces, and self-perform at Chirano leading to cost savings; successful delivery of Tasiast feasibility study including the identification of significant capital savings; good progress on exploration including advancing projects to prefeasibility; strong government, community and investor relations; and good governance including a successful shareholder outreach.

In confirming the final multiplier of 95%, the committee also considered Kinross’ one-year growth on important metrics relative to gold peers.  Kinross ranked first in net debt to EBITDA, second on year-over-year improvements in all-in sustaining cost per ounce and operating cash flow per share, and third in production cost of sales per ounce. However, rankings were at or below median on other metrics such as production growth and margin growth.

Prior year performance assessments were as follows:

Year	Company performance multiplier
2011	95%
2012	110%
2013	110%
2014	95%

2014 compensation

In determining 2014 compensation, the human resource and compensation committee considered company performance as outlined above, as well as individual performance, the company’s target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, and other factors.  Short-term incentives were calculated using the formula and the company performance multiplier of 95%, and individual performance multipliers (as outlined in greater detail under “Individual performance – Named executive officers” beginning on page 57).

All long-term incentives are in the form of equity.  The committee recognizes the importance of equity in aligning the interests of executives with those of shareholders, as an important incentive for future performance, and for retention. We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the company and shareholder returns for a number of subsequent years. Therefore, the committee targeted equity and total compensation levels which were appropriate relative to comparators in the market, and where equity would make up more than 50% of the executive’s total compensation package.

Share performance and NEO compensation

One of the principles of our executive compensation program is to align executive interests with Kinross’ long-term strategy and those of shareholders. In addition to granting executives shares and requiring them to hold shares, we also include shareholder returns as a metric in both our short- and long-term compensation plans. Twenty-five percent of our executives’ short-term incentives is determined based on our relative total shareholder returns.  The size of equity grants reported in the summary compensation table does consider shareholder returns, but more importantly, the final value realized by an executive is directly related to share price performance; where the share price drops between the time of grant and when the equity vests, the value vesting reflects the lower share price, and can be significantly lower than the value granted and reported in the summary compensation table. In addition, 50% of the vesting on our RPSUs is determined by relative total shareholder returns.  To date, all of these shares have been forfeited as a result of weak performance on this measure, thus further aligning the experience of our executives to that of shareholders.

The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2014 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. The graph and the table below show what a $100 investment made in

54	Kinross Gold Corporation

common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2009 would be worth every year and at the end of the five-year period following the initial investment.

	2009	2010	2011	2012	2013	2014
Kinross Gold Corp	100	98.20	60.33	51.29	24.94	17.48
S&P/TSX Composite Index	100	117.58	106.31	115.03	129.96	143.67
S&P/TSX Global Gold Index	100	126.90	104.71	91.07	51.02	45.59

Total shareholder returns for Kinross have declined from 2009 through 2014. Returns on gold equities have also declined from 2010 through 2014 as indicated by the S&P/TSX Global Gold Index performance which is generally aligned with Kinross’ performance over this period.

From 2009 to 2014 NEO compensation was increased or decreased based primarily on company operational performance, which includes the items within the control of management.  Total shareholder returns can reflect many market factors, as well as company performance and management decisions.  The human resource and compensation committee considers total shareholder returns along with operational performance when determining NEO compensation, and may also exercise discretion to reflect extraordinary events, prevailing circumstances and market conditions. Senior leadership personnel changes also impacted total compensation.

The following are some of the ways in which compensation was aligned to total shareholder returns during this period:
●	2009 - aggregate total compensation for NEOs decreased 22% (in U.S. dollars) from 2008 levels due to lower total shareholder returns and other operating performance results.
●
2010 - total NEO compensation increased 18% (in U.S. dollars) when compared to 2009, due to solid company operating performance and the execution of multiple transactions that transformed the company’s growth profile. Kinross also made divestitures at significantly positive returns.

●
2011 – in 2011, the company’s share price decreased significantly. As a result, short-term incentives for all NEOs were reduced from 2010 levels by 74% and total direct compensation decreased by 20% (in both cases, based on Canadian dollars and considering annualized compensation in the case of Mr. Hinze). These reductions were made to reflect the disappointing share price performance and to align with shareholder returns, while still retaining key executives.

●
2012 - in 2012, total NEO compensation (excluding one-time payments) decreased 23%, reflecting operational performance results and relative total shareholder returns, changes to incumbents and consolidation of senior leadership positions.

●
2013 – Kinross’ operational performance in 2013 was excellent.  However, this year also saw a significant drop in the price of gold and all major gold companies, including Kinross, saw a significant reduction in total shareholder returns.  The company performance rating used to calculate short-term incentives was reduced as a result of the low returns, and total direct compensation considered both the strong operational performance as well as share price performance.

2015 Management information circular	55

●
2014 – the average gold price in 2014 declined against the average price in 2013, and Kinross’ share price was affected along with that of other major gold companies.  Kinross was further affected by a perception in the market of risk associated with Kinross’ assets in Russia, in light of the crisis in the Crimean peninsula beginning early in the year.  Despite strong operational performance, the company multiplier for the short-term incentive was calculated at 95%, largely as a result of the very low score on total shareholder returns.  In addition, CEO total direct compensation is down about 14% from 2013, and aggregate NEO total direct compensation is about 18% lower.

As noted above, the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time.  As the share price has fallen, the value of the equity held by executives has been substantially reduced from the value reported in the Summary Compensation Table at time of grant. The following chart shows the values granted to our named executive officers over the past five years, compared to the values realized (vested and/or exercised) and/or realizable (value at December 31, 2014 for equity which has not vested and/or been exercised).  Over that period, these executives have lost a total of almost CAD $24 million in equity value:

Compensation year	Value granted (CAD$)	Value vested & exercised (realized) (CAD$)	% realized	Remaining value realizable (CAD$)	Total realized & realizable (CAD$)	Total % realized or realizable	Value lost (CAD$)
2009	5,079,586	1,504,168	30%	0	1,504,168	30%	3,575,418
2010	5,464,774	1,403,763	26%	0	1,403,763	26%	4,061,011
2011	5,558,403	1,110,868	20%	696,718	1,807,587	33%	3,750,817
2012	9,297,173	823,790	9%	2,142,684	2,966,475	32%	6,330,698
2013	10,845,638	0	0%	4,687,160	4,687,160	43%	6,158,478
Total	36,245,574	4,842,589	13%	7,526,562	12,369,151	34%	23,876,423

Value granted is the fair market value at time of grant, as would have been reported in the summary compensation table for that compensation year.

Value vested and exercised is the total value realized when the RSUs/RPSUs granted in that year vested, based on the share price at date of vest (taxable compensation value), plus the value of options granted in that year which were later exercised (market value at point of exercise less the exercise price paid).

Remaining value realizable is the total of all RSUs/RPSUs granted in that year which have not yet vested, valued using the share price at December 31, 2014, plus the value of options granted in that year which have not yet been exercised (market value at December 31, 2014 less the exercise price).

Value lost is calculated as value granted less total realized + realizable.

Realized pay also shows strong alignment to shareholder returns.  The following graph shows how total compensation of the individual in the CEO role has been impacted by and is aligned with share price performance. The value of equity compensation on grant date (as reported in the summary compensation table) and as realized by the executive (at time of vest or exercise), is graphed against cumulative TSR. Realized pay declined from 2009 to 2012 (the year Mr. Rollinson transitioned into the role), and has remained relatively steady since.  The value of the realized pay each year since 2011 has also been significantly lower than the value granted in the same year.

The following definitions have been applied in the graph at left:

●     Equity value granted: Equity incentives valued at the accounting fair market value at time of grant (equals value which would have been reported in the summary compensation table for that year)
●     Equity value realized: The total of the value of RSUs/RPSUs which vested in the year shown, based on the share price at date of vest (taxable compensation value), plus the value of options exercised in that year (market value at point of exercise less the exercise price paid). Unvested RSUs/RPSUs and unexercised options are excluded from this calculation
●     Cumulative TSR uses the same cumulative returns as shown on the five-year graph above (for Kinross shares on the TSX)

56	Kinross Gold Corporation

In 2014, normalized total direct compensation (base salary plus short- and long-term incentives) for NEOs decreased by 19% over 2013. This decrease was in recognition of the poor TSR which resulted in a decrease of 15% on the company performance multiplier for the short-term incentive, offset by Kinross’ strong operational performance, and a new executive in the role of Chief Operating Officer. It also reflects the change in exchange rates between 2013 and 2014.

	Total compensation for NEOs (US$)	Normalized total direct compensation for continuing NEOs (US$)(1)	Total compensation for NEOs as a % of operating earnings (2), (3)	Total compensation for NEOs as a % of total equity (3)
2014(4)	19,439,306	17,329,897	8.67%	0.40%
2013(5)	23,430,939	21,416,157	4.38%	0.38%
Change (2013 to 2014)	(3,991,633)	(4,086,260)	4.29%	(0.01%)
1.
Normalized total direct compensation reflects an estimate of full year total direct compensation (base salary, short- and long-term incentives) for all executives, based on their year-end salaries and responsibilities. In particular, it includes annualized compensation for executives with partial years of employment, or those with mid-year promotions. It excludes one-time payments, such as new hire grants, signing/retention bonuses, etc.

2.
Operating earnings were negative for the years ending December 31, 2013 and 2014. For the purposes of this table, for 2013 and 2014, total compensation is shown as a percentage of operating earnings before impairment charges, with the adjustments as follows (expressed in millions of dollars):

	2014 ($US)	2013 ($US)
Operating earnings (loss)	(1,027.2)	(2,635.2)
Add back: impairment	1,251.4	3,169.6
Operating earnings before impairment charges	224.2	534.4
3.	Determined by dividing total compensation for NEOs by the operating earnings or total equity as appropriate.
4.	2014 compensation was paid in Canadian dollars and converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.862000.
5.	Reflects compensation for NEOs as reported in the 2014 management information circular.

Individual performance – Named executive officers

J. Paul Rollinson – President and Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development.  He was promoted to Chief Executive Officer in August 2012, and is now our President and Chief Executive Officer.

The following summarizes Mr. Rollinson’s performance in 2014. Individual performance factors for the President and CEO are recommended by the human resource and compensation committee and approved by the board.

2014 Objectives
Mr. Rollinson’s objectives for 2014 included: continuing to deliver on the Way Forward, including operational excellence, focusing on quality over quantity, disciplined capital management, and maintaining / enhancing the balance sheet; delivering against guidance; continuing to assess and streamline the leadership structure and ensure appropriate successors in place.

2014	●	Continued disciplined execution of the Way Forward strategy		●	Brought Tasiast feasibility study to completion and undertook La Coipa pre-feasiblity study
Accomplishments		o	Operational excellence (operationally a better year than 2013)
		o o	Seeking quality over quantity in key strategic decisions Ongoing capital discipline	●	Achieved operational success, including meeting production and cost guidance, despite significant and unexpected challenges:
		o	Enhanced balance sheet strength		o	Managing our operations through Russia political issues relating to the Ukraine
	●	Delivered four more quarters of strong operational results for a total of 10 consecutive quarters; met or outperformed 2014 guidance
					o	Addressing Round Mountain mill fire and Fort Knox pit slope failure
					o	Replacing the trunnion at Chirano

2015 Management information circular	57

	●	Achieved the highest gold production within the history of the company while lowering all-in sustaining cost and production cost of sales	●	Enhanced overall market credibility of Kinross management including shareholder outreach on compensation and governance
			●	Oversaw key successorship initiatives including transition of Chief Operating Officer and hiring of new SVP, Human Resources
	●	Significantly lowered planned capital spend by over $1 billion (2012-2014): from $1.9 billion in 2012 to $1.3 billion in 2013, and further reduced to $632 million in 2014
●
On a relative ranking basis of one year growth vs. key gold competitors: net debt / EBITDA (1st), all-in sustaining cost per ounce (2nd), operating cash flow per share (2nd), production cost of sales per ounce (3rd); earnings/share (4th), cash margins (4th)

	●	Enhanced the balance sheet by repaying debt, terming out the term loan and extending the credit facility, resulting in a reduced net debt position and increased cash position

	●	Industry leading health & safety
	●	Oversaw operational turnaround at Maricunga and continued Paracatu turnaround

	●	Oversaw successful sale of Fruta del Norte
2014 Performance	●	Performance rating: Strong
Decisions	●	Individual STI rating: 115%
	●	STI payment: at 85% of target to recognize low shareholder returns, or $1,428,765 Total compensation: just above the median of the comparator group
●
	●	Pay mix: 84% at-risk pay (equity + STI); 63% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

Tony S. Giardini, Executive Vice-President and Chief Financial Officer

Mr. Giardini joined Kinross in December 2012, as the Executive Vice-President and Chief Financial Officer. In October of 2013, Mr. Giardini assumed responsibility for Information Technology.

The following summarizes Mr. Giardini’s performance in 2014 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2014 Objectives
Mr. Giardini’s objectives for 2014 included: managing liquidity and financing for the company; managing credit rating relationships and maintaining investment grade ratings; overseeing system for consolidated financial reporting; enhancing overall company reporting and control processes; providing oversight and leadership on information technology.

2014 Accomplishments
●    Oversaw the execution of a bond issue
●    Led the extension of the company’s credit facility and term out of the term loan; reduced fees associated with the term loan facility
●    Participated in discussions with rating agencies; ratings remained unchanged despite the decrease in gold price (with the exception of Moody’s change to outlook)
●    Ongoing review and reporting on liquidity position, and assessment of impact on liquidity due to various changes in gold price and other assumptions
●    Improved capital management and accountability including the implementation of Opportunity Fund; increased visibility and oversight to working capital
●    Ongoing improvements to year-end and quarterly reporting and cost control monitoring

●    Instituted a tax planning process to reduce withholding tax exposure for Russian operations and to restructure the ownership of certain operations
●    Provided oversight to regional finance teams including support on transition of key finance leader in Africa
●    Oversaw development of three-year internal audit plan
●    Represented Kinross at World Gold Council meetings and now serves as a member of their audit committee
●    Presented at and/or conducted one-on-one meetings with investors at four conferences
●    Successfully completed implementation of global ERP system, on time and on budget

2014 Performance Decisions
●    Performance rating: Good
●    Individual STI rating: 105%
●    STI payment: $554,697
●    Total compensation: between the median and the 75th percentile of the comparator group
●    Pay mix: 80% at-risk pay (STI + equity); 61% in equity; equity mix includes 40% RPSUs, 40% RSUs, 20% Options

58	Kinross Gold Corporation

Warwick P. Morley-Jepson, Executive Vice-President and Chief Operating Officer

Mr. Morley-Jepson joined Kinross in October 2009 as Regional Vice-President, Russia. He began a transition with Mr. Brant Hinze, our former President and Chief Operating Officer, in July 2014, and was appointed to the role of Executive Vice-President and Chief Operating Officer on October 1, 2014.

The following summarizes Mr. Morley-Jepson’s performance in 2014 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2014 Objectives
Mr. Morley-Jepson’s objectives for 2014 included three parts:
1)       As Regional Vice-President, Russia (January – June 2014): delivering on production and cost targets while maintaining standards for safety and the environment; maintaining and reinforcing government and community relations; leading projects and improvements for supply chain and working capital; reviewing growth opportunities; transitioning role to successor.
2)       Transition with Mr. Hinze (July - September 2014)
3)       As Chief Operating Officer (October – December 2014): successful transition into role to; lead the organization to achieve industry-leading safety and environmental standards; deliver on key milestones for all major projects; deliver production, cost and capital guidance from existing operations; lead disciplined capital management and capital approval processes; deliver a successful exploration program; build technical bench strength and increase the number of successors for critical operations positions.

2014 Accomplishments
As Regional Vice-President, Russia (January – June 2014):
●    Outperformance on cost and production; exceeded targets quarter over quarter
●    Extremely strong health and safety performance; results well within goals set for the region
●    Business development initiative process developed; three opportunity valuations completed by mid-year with one submitted to Corporate for review
●    Supply chain project implemented resulting in improvements to controls, governance, efficiencies and working capital
●    Strong bench strength established within the region, and 90% of key leadership roles successfully filled with internal successors
●    Continued to drive the continuous improvement culture with successes relating to various areas, including power, logistics management, and air cargo
●    Enhanced the Kinross brand within Russia through interactions with regional and federal government officials
●    Successful transition of Regional Vice-President role to successor
   Completed a smooth transition before Mr. Hinze’s
   retirement (July – October, 2014)

As Chief Operating Officer (October – December 2014), had a successful first quarter in the role, and contributed to the overall accomplishments of Operations, including the following full year successes:
●    Industry-leading safety performance
●    All regions achieved production levels, and company exceeded upper range of market guidance on production; highest gold production achieved within the history of the company
●    All regions achieved unit cost of sales, and company achieved cost of sales which was better than lower range of market guidance; year-over-year improvements: production cost of sales per ounce reduced 3%, all-in sustaining costs down 10% from 2013 levels, and operating cash flow up by 8%
●    Delivered two phases of Tasiast project within time and budget in preparation for the project go / no-go decision
●    Exploration successes at La Coipa and Moroshka have allowed the approval of execution of continued expenditure
●    Improved capital budgetary controls and reduced capital expenditures by $632 million from 2013 and came within the 2014 budget and guidance
●    Both Kupol and Paracatu offset mining depletion as a result of exploration and engineering changes and there was no net reduction in proven and probable mineral resources
●    Increased controls placed on contractors; gave rise to owner mining and significant operating cost reductions
●    Significant improvements achieved at Maricunga with production up 32% and cost per ounce is down 19% by year end 2014 (as compared to 2013)
●    Advanced talent management success with continued fortification of bench strength and succession planning

2014 Performance Decisions
●    Performance rating: Leading as RVP, Russia; Good as COO
●    Individual STI rating: 140% as RVP, Russia; 105% as COO
●    STI payment: $426,690
●    Total compensation: below the median of the comparator group
●    Pay mix: 83% at-risk pay (STI + equity); 66% in equity; equity mix includes 40% RPSUs, 40% RSUs, 20% Options

2015 Management information circular	59

Geoffrey P. Gold, Executive Vice-President, Corporate Development, Human Resources & Chief Legal Officer

Mr. Gold joined Kinross in May 2006, as the Senior Vice-President and Chief Legal Officer. In 2008, he was promoted to Executive Vice-President and Chief Legal Officer. In 2012, he took on responsibility for the corporate development area, and was promoted to the role of Executive Vice-President, Corporate Development and Chief Legal Officer. In October 2013, Mr. Gold also assumed responsibility for human resources, global security, and corporate office services.

The following summarizes Mr. Gold’s performance in 2014 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2014 Objectives
Mr. Gold’s objectives for 2014 included: providing legal, corporate development and human resources (HR) leadership; evaluating and executing various corporate development transactions and/or opportunities; overseeing and enhancing global governance and compliance practices; overseeing and providing management support on various board and board committee governance initiatives; overseeing the corporate secretarial function and leading all corporate HR functions including compensation, talent management, and organizational development.

2014 Accomplishments
●    Led the sale of Fruta del Norte project to Lundin Gold for $240 million, comprised of $150 million in cash and $90 million in Lundin Gold common shares
●    Oversaw the review of various acquisition and divestiture opportunities
●    Oversaw the defense of US and Canadian class actions (Canadian class action dismissed by Ontario Court of Appeal)
●    Assisted with key successorship initiatives including hiring of Senior Vice-President, Human Resources successor, COO transition and oversaw other key executive hires
●    Oversaw the development of enhanced whistleblower stewardship program

●    Oversaw and developed new HR strategy, employee diversity policy and leadership development plan and in 2014 achieved our highest retention of employees in critical roles of 95%
●    Oversaw and implemented shareholder outreach program on governance and executive compensation
●    Acted as lead management liaison on a number of key board governance initiatives including board succession/refresh process; term limit and retirement policies; board committee structural enhancements and board diversity policy with a 33% target for women

2014 Performance Decisions
●    Performance rating: Strong
●    Individual STI rating: 125%
●    STI payment: $815,349
●    Total compensation: between median and the 75th percentile of the comparator group
●    Pay mix: 81% at-risk pay (STI + equity); 56% in equity; equity mix includes 40% RPSUs, 40% RSUs, 20% Options

James Crossland, Executive Vice-President, Corporate Affairs

Mr. Crossland joined Kinross in May 2007 as the Senior Vice-President, Government and Corporate Affairs. In 2009, he was promoted to Executive Vice-President, External Relations and Corporate Responsibility and, in 2012, he assumed responsibility for investor relations as Executive Vice-President, Corporate Affairs.

The following summarizes Mr. Crossland’s performance in 2014 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2014 Objectives
Mr. Crossland’s objectives for 2014 included: securing all key permits and authorizations required to support project development timelines; leading global government relations and corporate responsibility strategies; overseeing development and implementation of corporate communications initiatives, standards and policies; leading investor relations strategy and management; and, overseeing the company’s environmental management programs, policies and standards.

2014 Accomplishments
●    Successful implementation of a comprehensive government relations strategy focused on the Canadian and Russian governments regarding the Ukraine crisis; successful management of a targeted investor relations outreach program

●    Publication of improved Corporate Responsibility report 50 days earlier than previous report; significant cost savings realized
●    Excellent company-wide performance on environment and community relations; only one notice of violation and no major community

60	Kinross Gold Corporation

regarding developments in Russia and the Ukraine
●    Publication of a White Paper under the auspices of Russia’s Foreign Investment Advisory Council (FIAC) regarding the promotion of foreign investment in Russia’s Far East; support regarding CEO participation in the St. Petersburg International Economic Forum and annual FIAC meeting; oversight of initiatives to encourage adoption of government policies to enhance investment in mineral exploration in Russia
●    Support of Tasiast expansion project, including obtaining a number of key permits and approvals from Mauritanian authorities
●    Extensive investor outreach via increased participation in investor conferences; broadened shareholder register with 5 new shareholders in top 50; completed investor survey relations issues negatively impacting operations. Provided support to all sites regarding environmental obligations registers, resulting in improved Environmental Performance Index scores; completed all scheduled tailings reviews and prepared report for the Corporate Responsibility Committee of the board
●    Strong media relations – successful management of media inquiries regarding Russia, Round Mountain mill fire, Chile strike, Tasiast layoffs, Fruta del Norte sale, as well as ongoing support of extensive media relations initiatives at the site and regional levels
●    Successful roll-out of a company-wide employee communications campaign, including publication of a new online version of Kinross World; publication of online 2014 Annual Report

2014 Performance Decisions
●    Performance rating: Good
●    Individual STI rating: 105%
●    STI payment: $610,167
●    Total compensation: about the 75th percentile of the comparator group
●    Pay mix: 77% at-risk pay (STI + equity); 48% in equity; equity mix includes 40% RPSUs, 40% RSUs, 20% Options

Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the short-term incentives given to each executive:

								2014 actual
		Company		Individual		Total		target for		Calculated	Actual
		results x		results x		performance		purposes of		2014 STI	2014 STI
Named Executive Officer	Title	60% weight	+	40% weight	=	multiplier	x	calculating STI	=	($USD)	($USD)
J. Paul Rollinson	President and CEO	95%		115%		103%		150%		$1,731,327	$1,428,765	(1)

Tony S. Giardini	EVP & Chief Financial Officer	95%		105%		99%		100%		$554,697	$554,697

Warwick P. Morley-Jepson	Chief Operating Officer	95%		123%		106%		100%		$426,690	$426,690

Geoffrey P. Gold	EVP, Corporate Development	95%		125%		107%		130%		$815,349	$815,349
	and HR, Chief Legal Officer
James Crossland	EVP, Corporate Affairs	95%		105%		99%		130%		$610,167	$610,167

1.
Despite Mr. Rollinson’s individual rating of 115%, and the overall company rating of 95%, it was decided that he would receive a short-term incentive payment at 85% of target primarily as a result of low shareholder returns.

These short-term incentive payouts were recommended by the human resource and compensation committee and approved by the board.

2015 Management information circular	61

Executives

Key summary tables

Summary compensation table(1)

The following table provides information for the year ended December 31, 2014 regarding the annual compensation paid to or earned by the company’s CEO, the Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2014 (the named executive officers, or NEOs).

Compensation for the NEOs is paid in Canadian dollars, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates.

					Non-equity incentive
Name and Principal Position	Year	Salary(2) (US$)	Share- based Awards(3)(5) (US$)	Option- based Awards(4)(5) (US$)	Annual Incentive Plans(5)(6) (US$)	Long- term Incentive Plans (US$)	Pension Value(7) (US$)	All Other Compensation (8) (US$)	Total Compensation (US$)
J. Paul Rollinson	2014	1,120,600	3,448,000	862,000	1,428,765	n/a	420,225	239,831	7,519,421
President and CEO	2013	1,128,240	4,143,649	1,035,912	1,692,360	n/a	423,090	247,754	8,671,005
	2012	836,746	3,127,544	1,563,769	0	n/a	313,781	141,932	5,983,772

Tony S. Giardini	2014	560,300	1,255,072	313,768	554,697	n/a	168,090	124,033	2,975,960
Executive Vice-President	2013	597,027	1,087,498	543,749	657,200	n/a	179,108	194,134	3,258,716
& Chief Financial Officer	2012	51,930	602,728	301,868	152,775	n/a	15,579	0	1,124,880

Warwick P. Morley-Jepson (9)	2014	396,140	1,379,200	344,800	555,990	n/a	80,813	373,237	3,130,179
Executive Vice-President	2013	273,792	239,563	102,670	158,629	n/a	0	327,603	1,102,257
& Chief Operating Officer	2012	281,434	426,571	268,968	152,608	n/a	0	296,704	1,426,286

Geoffrey P. Gold	2014	586,160	1,406,784	351,696	815,349	n/a	219,810	94,171	3,473,969
Executive Vice-President,	2013	592,326	1,176,879	588,440	753,006	n/a	222,124	100,436	3,433,211
Corporate Development, Human	2012	572,327	1,250,666	536,000	658,541	n/a	215,470	104,842	3,337,846
Resources & Chief Legal Officer
James Crossland	2014	474,100	796,488	199,122	610,167	n/a	177,789	82,111	2,339,776
Executive Vice-President,	2013	517,110	852,448	426,224	658,892	n/a	193,918	85,063	2,733,655
Corporate Affairs	2012	507,141	886,498	379,928	563,861	n/a	190,812	77,939	2,606,178

1.
Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following US$exchange rate for 2014, 2013 and 2012, of CAD $1.00 rate: 2014 - 0.862000; 2013 - 0.940200; 2012 - 1.005100.

2.
Mr. Rollinson was appointed Chief Executive Officer on August 1, 2012 and his base salary increased from CAD $570,000 to CAD $1,200,000. Mr. Gold was promoted to Executive Vice-President, Corporate Development and Chief Legal Officer on August 9, 2012, and his salary was increased from CAD $530,000 to CAD $630,000. Mr. Crossland was promoted to Executive Vice-President, Corporate Affairs on August 9, 2012, and his salary was increased from CAD $475,000 to CAD $550,000. Mr. Giardini was appointed Executive Vice-President and Chief Financial Officer on December 1, 2012 and his base salary was increased from CAD $620,000 to CAD $650,000 on July 1, 2013. Mr. Morley-Jepson began the transition to Chief Operating Officer on July 1, 2014 and his base salary was increased from CAD $428,489 ($299,942 net) to CAD $625,000.

3.
Amounts shown represent restricted share units (RSUs) and restricted performance share units (RPSUs) granted in February of the year following the year shown as part of the annual compensation package of each NEO valued at the date of the grant, plus any one-time awards granted during the year. 2012 one-time grant values include: for Mr. Rollinson $477,431 in RSUs and $477,423 in RPSUs as part of his promotion grant; for Mr. Giardini, $268,364 in RSUs (granted in December 2012) and $267,357 in RPSUs (granted February 19, 2013) as part of his on hire grant; and for Mr. Morley-Jepson, $150,765 (net) in RSUs as a retention grant. The grant date fair value in the “Summary compensation table” is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. Under International Financial Reporting Standards (IFRS) the fair value is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued in order to determine the fair value of the RPSUs as a whole. Kinross has utilized a Monte Carlo model to determine the fair value of the market-based performance condition component of the RPSUs, or the relative total shareholder return, because it is considered to be the most appropriate method available to fair value such stock-based compensation awards with market-based conditions. The non-market-based performance condition components of the RPSUs are valued based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of grant. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:

62	Kinross Gold Corporation

Assumption	Feb 13, 2015	Feb 18, 2014	Feb 19, 2013	Sep 17, 2012	Feb 21, 2012
Share price (CAD$)	$3.73	$5.72	$8.03	$9.98	$10.87
Kinross beta versus the peer group	1.095	1.052	1.087	1.058	1.043
Average peer group volatility	41.2%	36.3%	30.7%	32.5%	35.6%
Kinross volatility	42.8%	40.2%	36.0%	37.0%	39.6%
Risk-free interest rate	0.42%	1.19%	1.21%	1.29%	1.23%
Fair value of RPSU (CAD$/RPSU)	$3.69	$5.39	$7.05	$8.09	$9.59

Grants made in February 2012 with respect to performance in 2011 which are not included in the “Summary compensation table” were valued as follows: Mr. Rollinson $1,585,321, Mr. Morley-Jepson $233,850 (net), Mr. Gold $1,147,538 and Mr. Crossland $814,904. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under “Restricted share units” on page 46, and “Restricted performance share units” on pages 47 to 48.

4.
Amounts shown represent the grant date fair value of the options granted in February of the year following the year shown as part of the annual compensation package of each NEO plus any one-time awards granted during the year. 2012 one-time grant values include: for Mr. Rollinson, $477,424 in options received as part of his promotion grant; for Mr. Giardini, $268,365 in options received as part of his on hire grant; and for Mr. Morley-Jepson, $150,765 (net) in options as a retention grant. Option grants made to the NEOs in February 2012 with respect to performance in 2011 which are not included in the “Summary compensation table” had the following values: Mr. Rollinson $689,534, Mr. Morley-Jepson $125,919 (net), Mr. Gold $495,413 and Mr. Crossland $373,076. Due to the straightforward nature of the options granted and the fact that it is a commonly used model, the Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date. The grant date fair value used in the “Summary compensation table” is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. Upon vesting, and until their expiry, the options may or may not be in the money depending on the common share price during that period at times when the executive is not restricted from trading under the company’s insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the options granted and included in NEO compensation are as follows:

Assumption	Feb 13, 2015	Feb 24, 2014	Feb 19, 2013	Dec 3, 2012	Sep 17, 2012	Aug 13, 2012	Feb 21, 2012
Share price (CAD$)	$3.73	$5.82	$8.03	$10.06	$9.98	$8.17	$10.87
Expected dividend yield	0.00%	0.00%	1.99%	1.59%	1.60%	1.96%	1.47%
Expected volatility	43.35%	39.9%	40.4%	40.1%	43.1%	45.4%	41.8%
Risk-free interest rate	0.63%	1.57%	1.43%	1.25%	1.44%	1.31%	1.38%
Expected option life	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years
Fair value per stock option	$1.35	$2.05	$2.37	$3.04	$3.24	$2.70	$3.47
granted (CAD$/option)

See the information under “Stock options” on page 49 for more details.
5.
The following shows the breakdown between RSUs and target RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs (at target) and options. The number of RPSUs to vest can range from 0% to 150% of units granted based on company performance.

		Share-based awards			Option-	Number of units awarded
					based		RPSUs
		RSUs	RPSUs	Total	awards	RSUs	(at target)	Options
Executive	Grant date	(US$)	(US$)	(US$)	(US$)	(#)	(#)	(#)
J. Paul Rollinson	February 13, 2015	1,293,000	2,155,000	3,448,000	862,000	402,145	677,507	738,935
	February 18, 2014	2,071,825	2,071,825	4,143,649	1,035,912	385,245	409,211	538,567
	February 19, 2013	1,086,345	1,086,346	2,172,692	1,086,346	134,600	153,310	455,318
	September 17, 2012	477,431	477,423	954,853	477,424	47,596	58,729	146,384
Tony S. Giardini	February 13, 2015	627,536	627,536	1,255,072	313,768	195,175	197,290	268,973
	February 18, 2014	543,750	543,749	1,087,498	543,749	101,108	107,398	282,693
	February 19, 2013	33,503	300,861	334,364	33,503	4,152	42,459	14,042
	December 3, 2012	268,364		268,364	268,365	26,541		87,964
Warwick P. Morley-	February 13, 2015	689,600	689,600	1,379,200	344,800	214,478	216,803	295,574
Jepson	February 18, 2014	136,893	102,670	239,563	102,670	25,455	20,279	53,378
	February 19, 2013	157,604	118,203	275,806	118,203	19,528	16,682	49,543
	August 13, 2012	150,765		150,765	150,765	18,360		55,632
Geoffrey P. Gold	February 13, 2015	703,392	703,392	1,406,784	351,696	218,767	221,139	301,486
	February 18, 2014	588,439	588,440	1,176,879	588,440	109,418	116,225	305,928
	February 19, 2013	714,666	536,000	1,250,666	536,000	88,548	75,643	224,653
James Crossland	February 13, 2015	398,244	398,244	796,488	199,122	123,861	125,204	170,694
	February 18, 2014	426,225	426,224	852,448	426,224	79,255	84,185	221,593
	February 19, 2013	506,570	379,928	886,498	379,928	62,765	53,618	159,239

6.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year. The 2012 figure for Mr. Giardini includes a one-time signing bonus of $100,510. The 2014 figure for Mr. Morley-Jepson includes a $129,300 (net) retention bonus. Additional details of each NEO’s objectives and accomplishments are provided on pages 57 to 61 of this circular. The short-term incentive plan is described on page 44.

7.	This column includes compensatory contributions made to each NEO’s executive retirement allowance plan, as described on page 51.

2015 Management information circular	63

8.
This column includes incremental costs to the company for perquisites provided to the NEOs, including reimbursements made under the benefit reimbursement plan; car allowance (CEO only – value calculated in accordance with rules for determining the taxable benefit); legal fees related to employment agreements; insurance premiums associated with additional life, accidental death, long-term disability and critical illness insurance; home security services (including the cost of related taxes for each NEO); and in the case of Mr. Morley-Jepson, relocation benefits (including temporary housing, moving allowance and related taxes). Further details relating to benefits and perquisites can be found beginning on page 49. In addition to perquisites, the figures in this column also include the value of the company match for the Employee Share Purchase Plan, as outlined on page 50, and in the case of Mr. Morley-Jepson, expat benefits (including taxes paid on all direct compensation and benefits, travel and assignment premiums), and contributions made to the international savings plan (a savings plan for expats where the company directed a portion of contribution to the plan, and expats could elect to make additional contributions, and receive a match in the form of incremental compensation to be contributed to the savings plan). In 2014, perquisites which represented more than 25% of the total perquisite value for each Named Executive Officer were as follows, rounded to the nearest whole percent and dollar, respectively:

Name	Type of perquisite	Value (US$)	% of total perquisites
J. Paul Rollinson	Additional disability coverage	72,581	39%
	Benefit reimbursement plan	64,650	35%
Tony S. Giardini	Benefit reimbursement plan	51,720	54%
Warwick P. Morley-Jepson	Relocation Expenses	59,778	32%
Geoffrey P. Gold	Benefit reimbursement plan	51,720	55%
James Crossland	Benefit reimbursement plan	50,871	67%

9.
Amounts reported for 2012 and 2013 for Mr. Morley-Jepson’s salary, share-based and option-based awards and annual incentive plans are net of taxes. Mr. Morley-Jepson’s salary reported for January through June 2014 is also net of taxes. All taxes paid on behalf of Mr. Morley- Jepson are included as part of all other compensation for 2012, 2013 and 2014.

Outstanding share-based awards and option-based awards

The following table provides details regarding the outstanding restricted share units (including restricted performance share units) and options granted to the NEOs as of December 31, 2014:

		Option-based awards				Share-based awards
						Number of	Market or	Market or
		Number of			Value of	shares or	payout value of	payout value of
		securities			unexercised	units of	share-based	vested share-
		underlying	Option		in-the-	shares that	awards that	based awards
		unexercised	exercise		money	have not	have not	not paid out or
		options	price(1)		options(3)	vested(4)	vested(1),(5)	distributed
Name	Grant date	(#)	(US$)	Option expiration date(2)	(US$)	(#)	(US$)	(US$)
	February 22, 2010	96,558	$16.58	February 22, 2015	$0	1,186,476	$3,334,140	0
	February 22, 2011	152,966	$14.01	February 22, 2018	$0
J. Paul Rollinson	February 21, 2012	196,769	$9.37	February 21, 2019	$0
	September 17, 2012	146,384	$8.60	September 17, 2019	$0
	February 19, 2013	455,318	$6.92	February 19, 2020	$0
	February 24, 2014	538,567	$5.02	February 24, 2021	$0
	December 3, 2012	87,963	$8.67	December 3, 2019	$0	263,131	$739,430	0
Tony S. Giardini	February 19, 2013	14,043	$6.92	February 19, 2020	$0
	February 24, 2014	282,693	$5.02	February 24, 2021	$0
	February 22, 2010	7,356	$16.58	February 22, 2015	$0	110,352	$310,103	0
	February 22, 2011	38,221	$14.01	February 22, 2018	$0
Warwick P. Morley-	February 21, 2012	51,333	$9.37	February 21, 2019	$0
Jepson	August 13, 2012	55,632	$7.04	August 13, 2019	$0
	February 19, 2013	49,542	$6.92	February 19, 2020	$0
	February 24, 2014	53,378	$5.02	February 24, 2021	$0
	February 22, 2010	68,159	$16.58	February 22, 2015	$0	412,623	$1,159,519	0
	February 22, 2011	115,174	$14.01	February 22, 2018	$0
Geoffrey P. Gold	February 21, 2012	141,374	$9.37	February 21, 2019	$0
	February 19, 2013	224,653	$6.92	February 19, 2020	$0
	February 24, 2014	305,928	$5.02	February 24, 2021	$0
	February 22, 2010	68,159	$16.58	February 22, 2015	$0	296,714	$833,801	0
	February 22, 2011	90,017	$14.01	February 22, 2018	$0
James Crossland	February 21, 2012	106,463	$9.37	February 21, 2019	$0
	February 19, 2013	159,239	$6.92	February 19, 2020	$0
	February 24, 2014	221,593	$5.02	February 24, 2021	$0

64	Kinross Gold Corporation

1.
Option exercise prices and the values of share-based awards are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.862000.

2.	Options expire after five years for options granted prior to February 16, 2011. Options expire after seven years for options granted on and after February 16, 2011.
3.	Based on the common share price on the TSX on December 31, 2014 of CAD $3.26, less the option exercise price.
4.
Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2014. The calculation for outstanding RPSUs granted on February 21, 2012 uses 70% for the vesting of all units, and the calculation for outstanding RPSUs granted on February 19, 2013 and February 18, 2014 assumes the vesting of all units at target (100%).

5.	Based on the common share price on the TSX on December 31, 2014 of CAD $3.26.

Incentive plan awards – value vested or earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2014 under the short- and long-term incentive plans:

	Option-based	Share-based	Non-equity
	awards(1),(3) –	awards(2),(3) –	incentive plan
	Value vested	Value vested	compensation(3),(4)
	during the	during the	– Value earned
	year	year	during the year
Name	(US$)	(US$)	(US$)
J. Paul Rollinson	0	631,320	1,428,765
Tony S. Giardini	0	33,703	554,697
Warw ick P. Morley-Jepson	0	111,545	426,690
Geoffrey P. Gold	0	406,503	815,349
James Crossland	0	295,594	610,167

1.	Based on the common share price on the TSX on the vesting date, less the option exercise price.
2.	Based on the common share price on the TSX on the vesting date.
3.	Value is in Canadian dollars and was converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.862000.
4.	Non-equity incentive plan compensation earned during the year excludes signing bonuses, retention bonuses, and other non-performance related payments.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2014:

	Number of		Share price
	options	Grant	on exercise	Value
	exercised	price(1)	date(1)	realized(1)
Name	and sold	(US$)	(US$)	(US$)
J. Paul Rollinson	0	n/a	n/a	0
Tony S. Giardini	0	n/a	n/a	0
Warw ick P. Morley-Jepson	0	n/a	n/a	0
Geoffrey P. Gold	0	n/a	n/a	0
James Crossland	0	n/a	n/a	0

1.	Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.862000.

Additional equity compensation plan information

The following table provides details of compensation plans under which equity securities of the company are authorized for issuance as of the year ended December 31, 2014 (1):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and RSUs (2),(6)	Weighted-average price of outstanding options, warrants and RSUs(3) CAD $	Number of securities remaining available for future issuance under equity compensation plans(4)(5)
Equity compensation plans approved by securityholders	20,785,484	10.66	34,265,775
Equity compensation plans not approved by securityholders	Nil	N/A	N/A

2015 Management information circular	65

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and RSUs (2),(6)	Weighted-average price of outstanding options, warrants and RSUs(3) CAD $	Number of securities remaining available for future issuance under equity compensation plans(4)(5)
Total	20,785,484	10.66	34,265,775

1.	This table does not include options and RSUs granted in early 2015 prior to the date of this circular.
2.	Represents the number of common shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies’ plans) and RSUs.
3.	Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 6,610,711 RSUs were outstanding as of December 31, 2014.
4.	Based on the maximum number of common shares reserved for issuance upon exercise of options under the share option plan of 31,166,667 and under the restricted share plan of 35,000,000.
5.	In addition, as of December 31, 2014, 510,546 common shares remained available for issuance under the employee share purchase plan.
6.
Includes options outstanding pursuant to plans assumed by the company in connection with acquisitions of other entities consisting of 2,353,000 options with a weighted average exercise price of CAD$15.14 under the Red Back Mining Inc. Incentive stock option plan and 117,145 options with a weighted average exercise price of CAD$8.21 under the Underworld Resources Inc. stock option plan.

The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of March 23, 2015:

	Share Incentive Plan								Restricted Share Plan
	Share Purchase Plan		Option Plan		Assumed Stock Option Plans(1)		Total
	No.	% of Out-standing Shares	No.	% of Out-standing Shares	No.	% of Out-standing Shares	No.	% of Out-standing Shares	No.	% of Out-standing Shares
Maximum shares issuable	5,666,666	0.494	31,166,667	2.719	9,146,437	0.798	45,979,770	4.011	35,000,000	3.054
Shares issued to date	5,156,120	0.450	5,698,881	0.497	5,066,522	0.442	15,921,523	1.389	10,021,927	0.874
Shares issuable under outstanding awards	---		14,014,770	1.223	2,470,145	0.216	16,484,915	1.439	9,344,938	0.815
Shares available for future awards	510,546	0.045	11,453,016	0.999	N/A	N/A	11,963,562	1.044	15,633,135	1.364

1.	Option plans for Red Back Mining Inc. and Underworld Resources Inc.

Weighted average exercise price of all outstanding options under all plans:	CAD $10.66
Weighted average remaining term of all outstanding options under all plans:	3.75 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 4,185,228 RPSUs: 2,425,483

Shares for issuance

	Restricted Share Plan	Share option plan	Employee share purchase plan
Maximum number of common shares reserved for issuance, as of March 23, 2014	35,000,000	31,166,667	5,666,666
Percent of common shares outstanding (approximate)	3.05%	2.72%	0.49%
Maximum number of common shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total common shares then outstanding		None
Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None
Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding
Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding

66	Kinross Gold Corporation

The following table sets out the overhang, dilution and burn rate percentages in respect of options under the company’s stock option plan for the fiscal years ended 2014, 2013 and 2012:

	2014	2013	2012
Overhang the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	2.23%	1.35%	1.36%
Dilution options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	1.02%	0.89%	0.8%
Burn Rate the number of options issued each year, expressed as a percentage of the issued and outstanding common shares of the company at the end of the fiscal year.	0.29%	0.26%	0.43%

Plan amendments

Restricted share plan
Under the terms of the restricted share plan, shareholder approval is required for any amendment, modification or change that:
●
increases the number of common shares reserved for issuance under the restricted share plan, except in connection with a change of control or pursuant to the provisions in the restricted share plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

●	extends eligibility to participate in the restricted share plan to non-employee directors;
●	permits restricted share rights to be transferred other than for normal estate settlement purposes;
●	permits awards, other than the restricted share rights, to be made under the restricted share plan;
●	reduces restrictions on the restricted period for restricted share rights granted under this plan except in the event of death, retirement or termination of employment or upon a change of control; or
●	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Amendments which may be made without shareholder approval include amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Share option plan
Under the terms of the share option plan, shareholder approval is required for any amendment, modification or change that:
●
increases the number of common shares reserved for issuance under the share option plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

●
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

●	extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant;
●	extends eligibility to participate to non-employee directors;

2015 Management information circular	67

●	permits stock option rights to be transferred other than for normal estate settlement purposes;
●	permits awards, other than the stock option rights, to be made under the share option plan;
●	reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control; or
●	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Amendments which may be made without shareholder approval include amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.

Share purchase plan
Under the terms of the share purchase plan, shareholder approval is required for any amendment, modification or change that:
●
increases the number of common shares reserved for issuance under the share purchase plan, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

●	extends eligibility to participate in the share purchase plan to non-employee directors,
●	permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes,
●	permits awards, other than the common shares, to be made under the share purchase plan, or
●	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.

Pension and other benefit plans – Executive retirement allowance plan

In 2004, the company adopted the executive retirement allowance plan, the terms of which are described under “Retirement allowance” on page 51. The following is a table showing the accumulated value under the executive retirement allowance plan in 2014 for each NEO (sum of elements may vary slightly due to rounding) (1):

	Accumulated value at			Accumulated value at
	start of year	Compensatory	Non-compensatory	year end
Name	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	1,295,333	420,225	40,802	1,756,360
Tony S. Giardini	179,644	168,090	6,752	354,486
Warw ick P. Morley-Jepson	0	80,813	259	81,071
Geoffrey P. Gold	1,367,790	219,810	40,854	1,628,454
James Crossland	973,715	177,789	29,297	1,180,801

1.	Retirement allowance values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD 0.862000.

68	Kinross Gold Corporation

Employment contracts

Highlights		Upon hire, all executives enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 43.
●	All change of control agreements are double-trigger
●	Contracts for all new executives, including COO, limit payment on change of control to 2x base, bonus, and benefits.

Compensation on termination of employment

Among other things, the employment agreements for each of the NEOs generally outline terms relating to termination of employment with the company.

The tables below outline the compensation payable to NEOs in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the NEO (a triggering event). The tables also outline the compensation to NEOs if the NEO’s employment is terminated or the NEO is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:

●	a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders;
●	a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or
●
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor.

Provision	Termination without cause(1)	Termination following change of control
Lump sum severance payment equal to the aggregate of:
2 times:
●  base salary, and
● the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)
plus:
● the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

3 times (except for Mr. Morley-Jepson, with severance payment equal to 2 times):
● base salary, and
● the greater of the target bonus and average paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)
plus:
● the greater of the target bonus and average paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)
Benefits:	continue for the ensuing 2 years or, alternatively, a lump sum payment valued at 30% of salary in lieu of benefits (CAD$500,000 for Mr. Rollinson)	continue for 3 years (2 years in the case of Mr. Morley-Jepson) or, alternatively, a lump sum payment valued at 30% of salary in lieu of benefits (CAD$750,000 for Mr. Rollinson)
Executive Retirement Allowance plan (ERAP):	lump sum equal to the present value of 2 years of ERAP contributions	lump sum equal to the present value of 3 years of ERAP contributions (in the case Mr. Morley-Jepson 2 years).
RSUs, RPSUs and options:
all equity which would otherwise have vested during the ensuing 2 years will be permitted to vest in normal course (not accelerated); and the executives will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) sixty days after the end of the severance period or (b) the expiry
All outstanding RSUs, RPSUs and options vest immediately and remain in effect until their normal expiry

2015 Management information circular	69

date based on the original term of the option. (except in the case of Mr. Rollinson, where 50% of the outstanding RSUs, RPSU and options would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture(2) )

1.	All agreements for executives hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months of the date of hire.
2.
The RSUs, RPSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the NEOs under his employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).

Compensation on retirement or death

Type of termination	Severance	Short-term incentive	Options(1)	RSUs / RPSUs(1)	Benefits	Retirement plan
Retirement	None	Prorated incentive paid based on date of retirement	Vested options must be exercised within 60 days; unvested options are forfeited	RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Retiring allowance payable
Death	None	Prorated incentive paid based on date of death	All unvested options vest, with lesser of 12 months and original term to exercise	All RSUs / RPSUs are automatically settled for common shares	Health and dental benefits continue for eligible dependents for 2 years	Retiring allowance payable to surviving beneficiary or estate

1.
All equity is permitted to vest in accordance with normal vesting schedule when executives 1) reach minimum early retirement age as specified in the Company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; 3) provide a minimum 3 months’ notice of intent to retire.  In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months’ base salary plus a cash payment representing the present value of three years additional retirement plan accrual.

Incremental payments on termination, retirement and death

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO still serving on and after December 31, 2014 that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.

70	Kinross Gold Corporation

	Estimated incremental value of termination as of December 31, 2014(1)
			Termination
			following
	Compensation	Termination	change of	Retirement/	Death / change	Termination
Name	component	without cause	control	resignation(2)	of control(3)	with cause
J. Paul Rollinson	Severance payment	$5,603,000	$8,404,500	$0	$0	$0
	Accelerated vesting of equity	$63,343	$63,343	$0	$63,343	$0
	Benefits / ERAP	$1,272,398	$1,884,418	$0	$0	$0
	Total	$6,938,741	$10,352,261	$0	$63,343	$0
Tony S. Giardini	Severance payment	$2,241,200	$3,361,800	$0	$0	$0
	Accelerated vesting of equity	$15,887	$15,887	$0	$15,887	$0
	Benefits / ERAP	$504,615	$663,223	$0	$0	$0
	Total	$2,761,702	$4,040,910	$0	$15,887	$0
Warwick P. Morley-Jepson	Severance payment	$2,155,000	$2,155,000	$0	$0	$0
	Accelerated vesting of equity	$4,424	$4,424	$0	$4,424	$0
	Benefits / ERAP	$485,565	$485,565	$0	$0	$0
	Total	$2,644,988	$2,644,988	$0	$4,424	$0
Geoffrey P. Gold	Severance payment	$2,930,800	$4,396,200	$0	$0	$0
	Accelerated vesting of equity	$19,807	$19,807	$0	$19,807	$0
	Benefits / ERAP	$613,313	$820,710	$0	$0	$0
	Total	$3,563,920	$5,236,717	$0	$19,807	$0
James Crossland	Severance payment	$2,370,500	$3,555,750	$0	$0	$0
	Accelerated vesting of equity	$14,276	$14,276	$0	$14,276	$0
	Benefits / ERAP	$497,719	$665,464	$0	$0	$0
	Total	$2,882,494	$4,235,490	$0	$14,276	$0

Termination payments are calculated and payable in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.862000.

1.	These tables reflect the estimated incremental payments that are triggered under each circumstance identified in the respective headings.
2.
Upon retirement, NEOs receive accumulated values in the executive retirement allowance plan as reported under “Executive retirement allowance plan” on page 45. No other incremental amounts would be paid in the event of retirement.

3.
Upon death and change of control, RSUs, RPSUs and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2014 corresponding to each applicable discount period.  No other incremental amounts would be paid.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that results or will result from the resignation, retirement or any other termination of such executives’ employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs responsibilities following a change of control.

2015 Management information circular	71

Governance

Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross’ approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value.

2014 Highlights

Financial
●	Non-audit fees were approximately 8% of total fees charged by the company’s auditor,
●	No adverse audit opinions since formation in 1993,
●	No financial restatements since 2005,
●	No untimely financial disclosures since 2005 (see “Cease trade orders” on page 21),
●	No enforcement actions by securities regulators against the company, or any of its directors or officers, since 2005 (see “Cease trade orders” on page 21),
●	No material weaknesses in internal controls since reporting of such was first required commencing 2006, and
●	Chair of the audit & risk committee is a “financial expert”.

Directors
●	3 of 11 directors were women (27%),
●	10 of 11 directors were independent, including an independent chair (91%),
●	All board committees were composed solely of independent directors,
●
All directors standing for re-election at the meeting attended 100% of board and committee meetings.   Mr. Macken, who has since resigned, was unable to attend one of the four board meetings and two of the seven committee meetings held prior to his resignation,

●	The board and each of its committees met independently of management at all of their respective meetings,
●	Board meetings have a majority quorum requirement,
●	Majority voting applies to annual director elections,
●	All directors standing for re-election at this meeting were re-elected in 2014 with greater than 96% of the votes cast,
●	Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements,
●	Annually, the board evaluates itself, as a whole, and as individual directors,
●	The board conducted a 360 degree peer review of its members,
●	The board updated the board diversity policy,
●	The board cannot issue blank check preferred stock, and
●	The company has a shareholder rights plan in effect until 2018, subject to shareholder reconfirmation at this meeting.

Regulatory compliance
The board, through its corporate governance and nominating committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices and the corporate governance and nominating committee recommends to the board changes to the company’s governance practices in light of changing governance expectations, regulations and best practices.

Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by Canadian Securities Administrators, including a national policy entitled Corporate Governance Guidelines and related disclosure requirements that were adopted in 2005 (the “corporate governance guidelines”), as well as by the Securities and Exchange Commission (SEC) and the NYSE. The board will continue to review and revise the company’s governance practices in response to changing governance expectations, regulations and best practices.

72	Kinross Gold Corporation

Kinross’ corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the “NYSE standards”) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company’s corporate governance practices compared to the NYSE standards are available for review on the company’s website at www.kinross.com.

Our board of directors
There are currently ten members of the board, of whom nine are independent within the meaning of the corporate governance guidelines and the NYSE standards. The independent directors hold regularly scheduled meetings (at least once every quarter) at which non-independent directors and management are not present. Mr. Rollinson is not independent as he is an officer of Kinross.

The board has appointed a chair, Mr. John Oliver. The chair of the board (also referred to as the “independent chair”) is an independent director who has been designated by the full board to assume the leadership of the board and to enhance and protect, with the corporate governance and nominating committee and the other committees of the board, the independence of the board.

The responsibilities of the independent chair are set out in a position description for the independent chair adopted by the board. These responsibilities may be delegated or shared with the corporate governance and nominating committee and/or any other independent committee of the board and include responsibilities such as:
●	chairing all meetings of directors,
●	providing leadership to the board to enhance the board’s effectiveness,
●	managing the board,
●	acting as a liaison between the board and management, and
●	representing the company to certain external groups.

A copy of the position description of the independent chair is available upon request to the Corporate Secretary of the company.

The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company’s affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The board has adopted performance schedules for the board and each of its committees. These performance schedules have been developed by the corporate governance and nominating committee as a tool to ensure:
●	the adequate scheduling of meetings for the purpose of fulfilling all duties of board and the committees as set out in their charters,
●	the fulfillment of the board and committee duties, and
●	the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet regularly without management to review the business operations, corporate governance and financial results of the company. In 2014, the independent directors met without management present at all of the six board meetings held during the year.

The attendance record of each director standing for re-election at the meeting who was also on the board as of December 31, 2014 at all board committee meetings held during the last year and the names of other reporting issuers for whom certain Kinross directors also serve as directors are set out in the table appearing under “About the nominated directors” on page 16. Mr. John A. Macken, who resigned from the board effective July 30, 2014, attended three out of

2015 Management information circular	73

four (75%) of the board meetings, two out of three (67%) of the corporate responsibility committee meetings and  three out of four (75%) of the operations and technical committee meetings held during 2014 prior to his resignation.

Code of business conduct and ethics

As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The corporate governance and nominating committee has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company’s whistleblower policy, to the chair of the corporate governance and nominating committee, the chair of the audit and risk committee, the Chief Legal Officer, the General Counsel or, as applicable, to the Vice-President, Human Resources.

A copy of the Code may be accessed on the company’s website at www.kinross.com or under the company’s profile on SEDAR at www.sedar.com.

The board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The board encourages adherence to an overall culture of ethical business conduct by:
●	promoting compliance with the Code, including applicable laws, rules and regulations,
●	providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,
●	promoting a culture of open communication, honesty and accountability, and
●	ensuring awareness of disciplinary action for violations of ethical business conduct.

The company’s Vice-President, Compliance provides day-to-day leadership to and manages the company’s global compliance with the Code and other core policies including management of the company’s whistleblower policy and program, reporting quarterly on such matters to the board and/or its applicable committees.

Role of the board of directors

The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through committees of the board, comprising the audit and risk committee; corporate governance and nominating committee; corporate responsibility committee; human resource and compensation committee and the operations and technical committee.  The corporate responsibility and the operations and technical committees were combined effective January 1, 2015 to form the corporate responsibility and technical committee. All such committees are composed solely of independent directors.

The charter of the board sets out specific responsibilities, some of which include:
●	appointing the independent chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,
●	the adoption of a strategic planning process, approval of strategic plans and monitoring performance against such plans,
●	the review and approval of corporate objectives and goals applicable to senior management of the company,
●	defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and
●
obtaining periodic reports from management on the company’s operations including reports on security issues surrounding the company’s assets, property and employees and the relevant mechanisms that management has put in place.

74	Kinross Gold Corporation

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross’ risk appetite.

Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the company’s website at www.kinross.com.

In carrying out its mandate, the board met six times in 2014, on each occasion also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:
●	adopted a strategic plan proposed by management,
●	approved the sale of the company’s Fruta del Norte project and other assets in Ecuador,
●	reviewed the Tasiast project and related issues including the feasibility study and the expansion decisions,
●	considered possible strategic initiatives for the company,
●	reviewed and approved amendments to the board committee charters,
●	reviewed director profiles,
●	approved combining the corporate responsibility and operations and technical committees effective January 1, 2015,
●	approved US$500 million unsecured 10 year debt offering,
●	reviewed and approved financial statements,
●	approved an extension of the maturity date of our revolving credit line and term loan,
●	obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities, approved the 2014 budget,
●
received reports from the chair of the audit and risk committee regarding financial, audit, internal control and legal matters and the implementation and operationalization of the risk management framework,

●	reviewed recommendations of the corporate governance and nominating committee and made certain changes to board practices,
●	received reports from the chair of the corporate responsibility committee regarding environmental, health and safety matters,
●	received reports from the chair of the human resource and compensation committee and approved the compensation awarded to the CEO and senior executives, including the NEOs,
●	reviewed and made amendments to the company’s share plans which included approving a cash settled Restricted Share Unit Plan, and
●
received reports from the chair of the operations and technical committee regarding the overall process relating to the reporting of the company’s mineral reserves and mineral resources; material exploration, operating, development and technical activities; and the process for identifying and management of technical and operating risks.

Position descriptions
The independent chair of the board works with the chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.

In general, committee chairs fulfill their responsibilities by, among other things:
●	reviewing and approving the agenda for each committee meeting,
●	presiding over committee meetings,
●	obtaining reports from management regarding matters relevant to their mandate, and
●	reporting to the full board and making recommendations to the board regarding matters in their committee’s areas of responsibility.

The board and the CEO engage in an ongoing dialogue regarding the board’s ongoing expectations for the CEO’s responsibilities, which include:

2015 Management information circular	75

●	assuming the leadership of management and the day to day leadership of the company,
●	developing and recommending Kinross’ strategic plans,
●	implementing Kinross’ business and operational plans,
●	reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,
●	ensuring that Kinross’ strategic business is carried out efficiently, with integrity and ethically, and
●	communicating and liaising with investors, other stakeholders and public markets.

Assessing the board

The current practice of the board is for the independent chair, with the assistance of the corporate governance and nominating committee, to make ongoing formal and informal assessments of the performance of the board, board committees and individual directors. The board has a formal board evaluation process which is completed annually and consists of evaluation forms for the board, as a whole and for individual directors.

The evaluation of the board as a whole is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at ensuring that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the independent chair and the corporate governance and nominating committee to recommend changes to board composition or board structure, as may be required from time to time.

Nominating and method of voting for directors

The corporate governance and nominating committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the board.

Among the duties under its mandate, the corporate governance and nominating committee:
●	reviews the composition of the board to ensure it has an appropriate number of independent directors,
●	maintains an evergreen list of potential nominees,
●	analyzes the needs of the board when vacancies arise,
●	ensures that an appropriate selection process for new board nominees is in place,
●	makes recommendations to the board for the election of nominees to the board,
●	continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and
●	identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees.

In assessing the composition of the board the corporate governance and nominating committee takes into account the following considerations:
●	the independence of each director,
●	diversity of the board, including gender representation,
●	the competencies and skills that the board, as a whole, should possess, and
●	the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.

76	Kinross Gold Corporation

Skills and experience
The matrix below shows the mix of skills and experience of the board as at December 31, 2014 in areas that are important to the company’s business. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board.

Skill / area of experience	Directors with significant skills or experience
Managing or leading growth – experience driving strategic direction and leading growth of an organization	11
International – experience working in a major organization that has business in one or more international jurisdictions	8
Senior officer – experience as a CEO/COO/CFO of a publicly listed company or major organization	7
Operations – experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	10
Mining or global resource industry – experience in the mining industry, combined with a strong knowledge of market participants	5
Information technology – experience in information technology with major implementations of management systems	2
Human resources – strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2
Investment banking/mergers & acquisitions – experience in investment banking, finance or in major mergers and acquisitions	8
Financial literacy – senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	8
Communications, investor relations, public relations and media – experience in or a strong understanding of communications, public media and investor relations	7
Corporate responsibility and sustainable development – understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	7
Government relations – experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally.	7
Governance/board – experience as a board member of a major organization	6
Legal – experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1

Diversity
Board diversity
Kinross believes in diversity and values the benefits diversity can bring to its board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In addition to the relevant skills and experience contained in the above matrix, the corporate governance and nominating committee takes into account the diversity of candidates when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.

In 2012, the board developed and approved a written board diversity policy. In 2013, with a focus on increasing the board’s gender diversity, the corporate governance and nominating committee actively recruited women and successfully retained Mses. Power and Woods to join the board. The board diversity policy was updated in December 2014 to include a target percentage for representation of women directors. The board has set as a target that at least 33% of the members of the board should be women. The current representation of women on the board stands at 30% (3 of 10) of which two women directors, Mses. McLeod-Seltzer and Power will stand for re-election at this meeting. Ms. Woods will not stand for re-election at this meeting. Ms. Lethbridge will, for the first time, stand for election at this meeting, and upon successful election, the representation of women on the board will be 33% (3 of 9).

2015 Management information circular	77

Kinross is committed to a merit based system for board composition, which requires a diverse and inclusive culture. When identifying suitable candidates for appointment to the board, Kinross will consider candidates on merit against an objective criteria having due regard to the benefits of diversity and the needs of the board.  Any search firm engaged to assist the board or the corporate governance and nominating committee in identifying candidates for appointment to the board shall be directed to include female candidates and female candidates will be included in the board’s evergreen list of potential board nominees. The corporate governance and nominating committee will continue to review the board diversity policy annually and assess its effectiveness in promoting a diverse board which includes an appropriate number of women directors.

Diversity in executive officer appointments

Kinross believes in diversity and values the benefits diversity can bring to the company. In February 2015, Kinross adopted a global written policy on diversity and inclusion with respect to its employees. The policy is titled “The Kinross Way for Diversity and Inclusion”, and it provides guiding principles for promoting a diverse and inclusive culture within Kinross.  The policy interprets diversity to mean all the ways in which the employees of Kinross and its subsidiaries are different including visible differences such as ethnicity, race, gender, age and physical appearance as well as religion, nationality, disability, sexual orientation, education and ways of thinking.
The policy recognizes gender diversity as one aspect of diversity which it seeks to promote within the company. Kinross has chosen at this time not to target a specific number or percentage of women, but to outline a framework that will enable the evolution of diverse employee representation, including women as executive officers. This framework will be grounded in meaningful activities, with an overarching goal of increasing the representation of women based on merit. As of March 1, 2015, the representation of women in executive officer positions within Kinross and its subsidiaries was at 8 women which was 21.6% of executive officer positions. This is an improvement since 2014 where the representation was 16%.

The Kinross Way for Diversity and Inclusion is supported by a number of activity based measurements specifically aimed at increasing the representation of women at Kinross globally, and is focused on recruitment, management development and succession. These include activities to assess the reasons female employees are attracted to work at Kinross and its subsidiaries as well as exit interviews to determine any unique reasons that women leave Kinross and activities to expand our inclusion of women in succession planning pools and in development programs. Kinross will strive to include female candidates for all key position openings and consider the representation of women in making appointments, including for executive officer roles. However, in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.

New director orientation and continuing education

The corporate governance and nominating committee, in conjunction with the independent chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.

Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education of the directors, the corporate governance and nominating committee, the independent chair or the CEO will, as may be necessary from time to time:
●	request that directors determine their training and education needs and interests,
●	arrange ongoing visitation by directors to the company’s facilities and operations,
●	arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and

78	Kinross Gold Corporation

●	encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events held for, or attended by, the company’s directors during the financial year ended December 31, 2014. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted by	Attended by
January, 2014	Compensation Boot Camp	NYSE Governance Services	John A. Brough Catherine McLeod-Seltzer Ruth G. Woods
January, 2014	RBC Mining Forecast Dinner	RBC	Catherine McLeod-Seltzer
February, 2014	Conference on Investing in African Mining	Indaba	J. Paul Rollinson
February, 2014	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	Terence C.W. Reid John M.H. Huxley Kenneth C. Irving Ruth G. Woods
February, 2014	BMO Gold Industry Conference	BMO	Catherine McLeod-Seltzer
March, 2014	International Convention, Tradeshow & Investors Exchange	Prospectors and Developers Association of Canada	Catherine McLeod-Seltzer
May, 2014	St. Petersburg International Economic Forum	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson
May, 2014	The Board’s role in Major Capital Projects	Institute of Corporate Directors	John A. Brough
September 2014	11th Annual Board Summit Conference	NYSE Governance Services	John A. Brough John M.H. Huxley John E. Oliver
September, 2014	Precious Metals Summit	Precious Metals Summit Conferences, LLC	Catherine McLeod-Seltzer
September, 2014	Denver Gold Group Conference	Denver Gold Group	Catherine McLeod-Seltzer
October, 2014	SAP CEO Summit	SAP	J. Paul Rollinson
October, 2014	Foreign Investment Advisory Council	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson
November, 2014	Market Perspectives	RBC Capital Markets	John A. Brough John K. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes John A. Macken Catherine McLeod-Seltzer John E. Oliver Una M. Power J. Paul Rollinson Terence C.W. Reid Ruth G. Woods

2015 Management information circular	79

Date	Topic	Presented/Hosted by	Attended by
November, 2014	The Gold Price Outlook	Dundee Securities
John A. Brough
John K. Carrington
John M.H. Huxley
Kenneth C. Irving
John A. Keyes
John A. Macken
Catherine McLeod-Seltzer
John E. Oliver
Una M. Power
J. .Paul Rollinson
Terence C.W. Reid
Ruth G. Woods

November, 2014	Current Trends in Compensation	Towers Watson	John A. Brough Ruth G. Woods
December, 2014	Scotia Mining Conference	Scotiabank	Catherine McLeod-Seltzer
December, 2014	RBC Mining Forecast Dinner	RBC	Catherine McLeod-Seltzer

360 degree peer review

In 2014, the board conducted a 360 degree peer review of its members.  Each director completed evaluation forms respecting their peers, their committees and the chair of the board. Forms were collected and reviewed by the independent chair and the chair of the corporate governance and nominating committee. The results were communicated to the corporate governance and nominating committee by its chair and to the entire board by the independent chair.

Through this process, director input resulted in our focusing not solely on gender diversity, but geographic, skills and knowledge diversity in our refresh approach. This also brought forward discussions on appropriate board size.

Board term and renewal

In December 2014, the board adopted the director service limits policy in order to assist with appropriate board renewal and succession planning for directors. The board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities. In keeping with this commitment, term limits were adopted.

An independent director shall not stand for re-election at the first annual meeting of shareholders after 10 years following the later of (a) December, 2014 and (b) the date on which the director first began serving on the board. However, on the recommendation of the corporate governance and nominating committee a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments and meets other board policies or legal requirements for board service. In no event shall an independent director (a) continue to serve for more than 25 years from the date on which the director first began service and (b) stand for re-election at the first annual meeting of shareholders after reaching age 73.

These limits on board service apply notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service.

80	Kinross Gold Corporation

Board committee reports

Audit and risk committee

Members: John A. Brough (Chair), John M. H. Huxley, Una M. Power, Terence C. W. Reid

The audit and risk committee is composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110) and at least one member, Mr. Brough the chair, is an audit committee financial expert in accordance with the NYSE standards and SEC requirements. The audit and risk committee has a written charter setting out its responsibilities.

Generally, the audit and risk committee is responsible for overseeing:
●	the integrity of Kinross’ financial statements,
●	the independent auditors’ qualifications and independence,
●	the performance of the internal audit functions, and
●	the process for identifying and managing business risks.

The committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee
●	reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the company’s assets and stakeholders,
●	assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks, and
●	reviews all insurance coverage and disclosure of respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the audit and risk committee met four (4) times in 2014, on each occasion also meeting without management present. The committee fulfilled its mandate by doing the following, among other things:

●	reviewed and recommended for approval financial statements, management’s discussion and analysis and financial press releases,
●	obtained treasury reports on cash flows, gold sales and borrowing matters,
●	met with the internal audit function with and without management being present,
●	met with the external auditors with and without management being present,
●	met with management separately,
●	approved audit engagements,
●	obtained reports from the external auditors regarding internal controls,
●	reported to the full board on financial, audit and internal control matters,
●	reviewed reports regarding Kinross’ risk management activities including the operationalization of the enterprise risk management system,
●	reviewed, recommended and approved matters related to the transition to IFRS reporting obligations,
●	received updates on material claims (actual contingent or potential) and material legislative changes,
●	received reports on and considered the company’s compliance practices and whistleblower reports,
●	reviewed and recommended for approval a revised charter, and
●	reviewed and recommended for approval a revised cash investment policy.

Additional information regarding the company’s audit and risk committee is contained in the company’s annual information form (AIF) under the heading audit and risk committee and a copy of the audit and risk committee charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, under the company’s profile on SEDAR at www.sedar.com. A copy of the charter is also available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

“John A. Brough”
Chair, Audit and Risk Committee

2015 Management information circular	81

Corporate governance and nominating committee

Members: John M. H. Huxley (Chair), Kenneth C. Irving*, Terence C. W. Reid, Ruth G. Woods
*resigned effective February 10, 2015

The corporate governance and nominating committee is composed entirely of independent directors. The mandate of the corporate governance and nominating committee has been formalized in its written charter. The committee’s mandate continues to include responsibility for developing the company’s approach to matters of corporate governance, responsibility for identifying and proposing new qualified nominees to the full board, for assessing directors on an on-going basis and to review and make recommendations to the board as to all such matters.

Generally, the corporate governance and nominating committee’s mandate includes:
●	assisting the independent chair in carrying out his responsibilities,
●	annually reviewing the board and committee charters,
●	evaluating the performance of the directors and the committees and assisting the Chairman with the evaluation of the board as a whole,
●	received periodic reports under the company’s whistle blower program
●	recommending procedures to enable the board to meet on a regular basis without management,
●	adopting procedures to ensure that the board can conduct its work effectively and efficiently,
●	receiving periodic reports on compliance of core policies,
●	reporting to the full board on corporate governance matters,
●	reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,
●	analyzing the needs of the board when vacancies arise,
●	overseeing implementation of an appropriate selection process for new board nominees,
●	making recommendations to the board for the election of nominees to the board,
●	continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and
●	identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The corporate governance and nominating committee maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see “Skills and experience” on page 77).

In carrying out its mandate, the corporate governance and nominating committee met five (5) times in 2014, on each occasion also meeting without management present. The committee fulfilled its responsibilities by doing the following, among other things:
●	reviewed the completed board self-evaluation forms, individual director evaluation forms and the evaluation forms of the independent chair and the chief executive officer,
●	provided feedback to the full board regarding the above evaluations,
●	assessed the company’s directors and officers liability insurance needs,
●	reviewed and made recommendations to revise the board and committee charters,
●	reviewed and made recommendations to amend the company’s Articles and By-laws,
●	reviewed external corporate governance surveys and improvements that could be made to Kinross’ practices,
●	received reports on and considered the company’s compliance practices and whistleblower reports,
●	conducted a 360 degree peer review as per previously approved processes (see “360 degree peer review” on page 80),
●	completed a nomination process to identify new nominees for the board of directors,
●	reviewed and recommended revisions to the majority voting policy,
●	reviewed and recommended revisions to the board diversity policy (see “Board diversity” on page 77), and
●	reviewed and recommended a director service limits policy (see “Board term and renewal” on page 80).

82	Kinross Gold Corporation

A copy of the corporate governance and nominating committee charter is available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

“John M. H. Huxley”
Chair, Corporate Governance and Nominating Committee

Corporate responsibility committee

Members: John A. Keyes (Chair), John K. Carrington, John A. Macken#, Kenneth C. Irving*
#resigned effective July 30, 2014, *resigned effective February 10, 2015

The corporate responsibility committee is composed entirely of independent directors. The mandate of the corporate responsibility committee, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally. This includes:
●	providing advice to assist management in achieving the objectives set out in the Kinross environmental policy and framework,
●	monitoring its effectiveness,
●	discussing with management any necessary improvements to such policy and its framework of implementation, and
●	assisting management in implementing and maintaining appropriate health, safety and corporate responsibility programs obtaining periodic reports on such programs.

In carrying out its mandate, the corporate responsibility committee met four (4) times during 2014, on each occasion also meeting without management present. The committee fulfilled its mandate by obtaining and reviewing, among other things:
●	periodic reports from management on health and safety matters and environmental compliance reports,
●	regular updates on reclamation matters,
●	periodic updates on major project permitting activities,
●	periodic updates on legislative and regulatory matters, and on the implementation of the company’s corporate responsibility strategy,
●	updates on the company’s Ebola outbreak preparedness and contingency plans,
●	periodic updates on the company’s community and government relations initiatives, and
●	a revised charter, and approving same.

In addition to the above, the corporate responsibility committee provided feedback and advice to management regarding these matters and reported to the full board on environmental, health, safety, project permitting and corporate responsibility matters related to the company’s operations and activities.

A copy of the corporate responsibility committee charter is available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

“John A. Keyes”
Chair, Corporate Responsibility Committee

Human resource and compensation committee

Members: John E. Oliver (Chair), John A. Brough, John M. H. Huxley, Catherine McLeod-Seltzer, Ruth G. Woods

The human resource and compensation committee, which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers, directors and employees of the company.

2015 Management information circular	83

For the purpose of its mandate, the human resource and compensation committee reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the company’s compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.
In 2014, the human resource and compensation committee engaged Mercer to provide it support in determining compensation for the company’s senior executive officers and directors during the most recently completed financial year (see “Independent advice”, page 31). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see “Compensation” starting on page 23 and “Compensation governance” on page 27.

The human resource and compensation committee annually reviews succession plans for the CEO and senior leadership team. Internal and external candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. The mandate of the human resource and compensation committee has been formalized in a written charter.

In carrying out its mandate, the human resource and compensation committee met six (6) times in 2014, on each occasion also meeting without management present.

In fulfilling its mandate in 2014 with respect to total compensation, the human resource and compensation committee:
●	reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,
●	reviewed the existing compensation model including the philosophy, methodology and program design,
●	examined the comparator groups and approved changes as discussed on page 36,
●
reviewed long-term incentive plan program attributes including mix of restricted share units, options and restricted performance share units versus the comparator group and the TSX 60, as discussed on page 38,

●	“Stress tested” executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings,
●	reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,
●	reviewed employment contract terms for all senior executives,
●	reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, reviewed internal and external candidates identified for each position,
●	reviewed and recommended all compensation matters as it related to the senior executives including employment offers, promotions and severance arrangements,
●	compared Kinross’ performance relative to the comparator group and benchmarks,
●	completed an assessment of performance results relative to the strategic plan of the company and the annual four point plan,
●
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated the performance of the CEO and other members of the senior leadership team,

●	recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,
●	continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters,
●	reviewed and recommended for approval its revised charter,
●	reviewed all of the company’s global pension plans and approved revisions to the Canadian pension plan,
●	received updates on the various shareholder engagement initiatives undertaken by the company and provided guidance where necessary,
●	reviewed and recommended to the board revisions to various share plans including a cash settled Restricted Share Unit Plan, and
●	approved equity grants.

84	Kinross Gold Corporation

A copy of the human resource and compensation committee charter is available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

“John E. Oliver”
Chair, Board of Directors
Chair, Human Resource and Compensation Committee

Operations and technical committee

Members: John K. Carrington (Chair), John A. Keyes, John A. Macken#, Catherine McLeod-Seltzer, Una M. Power
#resigned effective July 30, 2014.

The operations and technical committee is composed entirely of independent directors. The mandate of the operations and technical committee has been formalized in its written charter.

Generally, the operations and technical committee’s mandate includes:
•	review the qualifications of individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,
•
review the scope of mineral reserves and mineral resources assessments with regard to legal and regulatory mattes, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•	consider with management, the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resources estimate,
•	review and comment on items in the annual budget related to exploration, development and operational matters,
•	review material proposals for mining capital programs,
•	consider with management, the technical aspects of the company’s material exploration, development, financing construction, mining projects and mine closure plans,
•	review identification of risks related to exploration, development, and operating activities and the systems and practices in place for mitigating such risks,
•	consider any relevant regulatory changes, initiatives and trends that may affect the company’s exploration, development, operating activities, mineral reserves or mineral resources, and
•	annually evaluate the committee’s performance.

In carrying out its mandate, the operations and technical committee met six (6) times in 2014, on each occasion also meeting without management present. The committee fulfilled its responsibilities by doing the following, among other things:

•	created and approved its initial charter,
•	received regular reports from management respecting exploration, development and operational matters related to the company’s mineral properties,
•	reviewed exploration, development and operational items included in the 2015 budget,
•	reviewed and recommended for approval various capital expenditures
•	reviewed Tasiast feasibility study and expansion options updates; and
•	reviewed the qualifications for “qualified person” and requirements under National Instrument 43-101.

“John K. Carrington”
Chair, Operations and Technical Committee

2015 Management information circular	85

Other information

About shareholder engagement

Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available on request to the Corporate Secretary or on the company’s website at www.kinross.com. During 2014 and 2015, the board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see “Say on pay and shareholder engagement” on page 27.

Feedback to the board of directors

Shareholders may communicate comments directly to the board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the independent chair. Alternatively, the independent chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of certain persons in matters to be acted upon

No (a) director or executive officer of the company who has held such position at any time since January 1, 2014, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

Interest of informed persons in material transactions

Since January 1, 2014, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.

Indebtedness of directors and officers

To the knowledge of the company, as at March 23, 2015 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Additional information

Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company’s web site at www.kinross.com. Financial information is provided in the company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2014 and can also be found under the company’s profile on SEDAR at www.sedar.com. Shareholders may also contact the Vice-President, Investor Relations of the company by phone at (416) 365-5123 or by e-mail at Info@Kinross.com to request copies of these documents.

86	Kinross Gold Corporation

Appendix A

CHARTER OF THE BOARD OF DIRECTORS

I.	Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross.  The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility Committee, Corporate Governance and Nominating Committee and the Operations and Technical Committee.  The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross.  Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross.  The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II. Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.  In addition at least (a) three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee.  A copy of the independence requirements is reproduced in Schedule “A” attached hereto.

III. Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:
	♦	Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form.
	♦	Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.
♦
Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

♦
The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

♦
Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations.  The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

	♦	With the assistance of the Human Resources and Compensation Committee:
		-	Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.
		-	Reviewing succession plans for the CEO and other executive officers.
	♦	With the assistance of the Corporate Governance and Nominating Committee:
		-	Developing Kinross’ approach to corporate governance.
		-	Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.
		-	Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.
		-	Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.
-
Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

-
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

	♦	With the assistance of the Audit and Risk Committee:
-
Reviewing the integrity of Kinross’ internal control and management information systems.  Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

		-	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.
		-	Assessing the independence of the auditors.
		-	Identification of the principal financial and controls risks facing Kinross and review of management’s systems and practices for managing these risks.
		-	Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.
-
Without limitation to the Board of Directors’ overall responsibility to oversee the management of the principal business risks, the identification of the principal business risks (including political risks) facing Kinross (other than environmental and health and safety risks reviewed by the Corporate Responsibility Committee) and review of management’s systems and processes for managing such risks.

	♦	With the assistance of the Corporate Responsibility Committee:
		-	Supervising the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.
		-	Supervising management’s performance on safety, health, environmental stewardship and corporate responsibility.
	♦	With the assistance of the Operations and Technical Committee:
		-	Provide oversight to the overall process relating to:
			a.	the reporting on the quantity and quality of Kinross’ mineral reserves and resources.
			b.	The material exploration, operating, development and technical activities;
			c.	The process for identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee
			d.	The review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility Committee.
	♦	With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ shareholders and other stakeholders.
	♦	Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.
♦
Overseeing the accurate reporting of Kinross’ financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

♦
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

	♦	The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.
	♦	Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.
♦
Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.

♦
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

	♦	Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

IV. Miscellaneous

1.	The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

88	Kinross Gold Corporation

SCHEDULE “A”

Independence Requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”)

A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

The following individuals are considered to have a material relationship with the Company:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;
(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;
(c)	an individual who:
(i)	is a partner of a firm that is the Company’s internal or external auditor;
(ii)	is an employee of that firm; or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is the Company’s internal or external auditor;
(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:
(a)
has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)	is an affiliated entity of the Company or any of its subsidiary entities, is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:
(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or
(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.

2015 Management information circular	89

In addition:

(a)	A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.
(b)
A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)
A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time is not “independent”.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)
A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members
Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.

90	Kinross Gold Corporation

Appendix B
Amended and restated by-laws of Kinross

AMENDED AND RESTATED
BY-LAW NO. 1

A by-law relating generally to the
transaction of the business and affairs of
KINROSS GOLD CORPORATION

AMENDED AND RESTATED BY-LAW NO. 1
ARTICLE ONE
INTERPRETATION

1.1.	Definitions: In this by-law and all other by-laws of the Corporation, unless the context otherwise requires:
(a)	“Act” means the Business Corporations Act (Ontario) or any successor statute as amended from time to time, and includes the regulations thereunder;
(b)	“Corporation” means Kinross Gold Corporation;
(c)	“holiday” means Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario) or any successor statute, as amended from time to time;
(d)
“person” includes an individual, body corporate, sole proprietorship, partnership or syndicate, an unincorporated association or organization, a joint venture, trust or employee benefit plan, a government or any agency or political subdivision thereof, and a person acting as trustee, executor, administrator or other legal representative;

(e)
“recorded address” means, with respect to a single shareholder, his/her/its latest address as recorded in the securities register of the Corporation; with respect to joint shareholders, the first address appearing in the securities register in respect of their joint holding; and with respect to any other person, but subject to the Act, his/her/its latest address as recorded in the records of the Corporation or otherwise known to the Corporate Secretary;

(f)	“Securities Transfer Act” means the Securities Transfer Act (Ontario) 2006, C.8. as amended from time to time;
(g)	subject to the foregoing, words and expressions that are defined in the Act have the same meanings when used in the by-laws; and
(h)
words importing the singular include the plural and vice-versa, words importing any gender include the masculine, feminine and neuter genders, and headings are for convenience of reference only and shall not affect the interpretation of the by-laws.

1.~~0~~2.	Conflict with Laws
In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions of the Act or the Securities Transfer Act, as applicable, shall prevail.

ARTICLE TWO
MEETINGS OF SHAREHOLDERS

2.1
Annual Meeting: The annual meeting of the shareholders shall be held on such day and at such time as the board may, subject to the Act, determine from time to time, for the purpose of transacting such business as is properly brought before the meeting.

2.2
Special Meeting: From time to time the board may call a special meeting of the shareholders to be held on such day and at such time as the board may determine. Any special meeting of shareholders may be combined with an annual meeting.

2.3
Place of Meetings: Meetings of shareholders shall be held at such place ~~within Canada~~ as the board may determine from time to time, provided that the board may in its sole discretion determine that a meeting shall not be held at any place, but may instead be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately during the meeting pursuant to section  2.10, if the Corporation is able to, and does, make available such a communication facility.

2.4
Record Date: The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than ~~50~~60 clear days nor less than 21 clear days (or pursuant to the time limitations as may be prescribed by the Act from time to time), for the determination of the shareholders entitled to notice of the meeting, and where no such record date for notice is fixed by the board, the record date for notice shall be the close of business on the day immediately preceding the day on which notice is given. Notice of any such record date fixed by the board shall be given in the manner required by the Act.

2.5
Shareholder List: For each meeting of shareholders the Corporate Secretary shall cause to be prepared an alphabetical list of shareholders entitled to receive notice of the meeting showing the number of shares

2015 Management information circular	91

entitled to be voted at the meeting and held by each such shareholder. The list shall be prepared (i) if a record date for such notice is fixed by the board, not later than 10 clear days thereafter, or (ii) if no such record date is fixed by the board, at the close of business on the day immediately preceding the day on which notice of the meeting is given.

2.6
Notice: Notice in writing of the time, place ~~and~~, if any, purpose for holding ~~each~~ such meeting of shareholders and, if a meeting is to take place through a communication facility by which shareholders and proxyholders may be deemed to be present in person, the means to access such communication facility and vote at such meeting, shall be sent not less than 21 clear days nor more than 50 clear days before the date on which the meeting is to be held, to each director, the auditor of the Corporation and each person who on the record date for notice appears in the securities register of the Corporation as the holder of one or more shares carrying the right to vote at the meeting or as the holder of one or more shares the holders of which are otherwise entitled to receive notice of the meeting. Notice of a meeting of shareholders shall state or be accompanied by the text of any special resolution or by-law to be submitted to the meeting and a statement in accordance with the Act of the nature of all special business to be transacted at the meeting. Reference is made to sections 6.~~7 to 6.12~~9 to 6.14. ~~6.15.~~ Any previously scheduled annual meeting of shareholders may be postponed, and any shareholders meeting other than an annual meeting of shareholders may be postponed or cancelled, by the Corporation by public notice given to the shareholders prior to the time previously scheduled for such meeting of shareholders.

2.7
Proxy and Management Information Circular: The Corporate Secretary shall, concurrently with sending notice of a meeting of shareholders, (i) send a form of proxy and management information circular in accordance with the Act to each shareholder who is entitled to receive notice of and appears entitled to vote at the meeting, (ii) send such management information circular to any other shareholder who is entitled to receive notice of the meeting, to any director who is not a shareholder entitled thereto and to the auditor, and (iii) file with the Ontario Securities Commission and any other agencies entitled thereto a copy of all documents sent in connection with the meeting.

2.8
Financial Statements: ~~Not~~ Upon the prior request of a shareholder, not less than 21 clear days (or as otherwise provided by the Act) before ~~each~~ an annual meeting of shareholders the Corporate Secretary shall send to ~~each~~such shareholder a copy of the annual financial statements of the Corporation and the ~~auditor’s auditor’s~~ report thereon. The Corporate Secretary shall also file a copy of the financial statements of the Corporation with the Ontario Securities Commission and any other agencies entitled thereto, as and when required.

2.9
Persons Entitled to be Present: The only persons entitled to attend a meeting of shareholders shall be those persons entitled to notice thereof and others who although not entitled to notice are entitled or required under any provision of the Act or the by-laws to be present at the meeting. Any other person may be admitted, only on the invitation of the chairman of the meeting or with the consent of the meeting.

2.10
Shareholder Meeting Attendance by Telephonic, Electronic or Other Communication Facility: If authorized by the board in its sole discretion, and subject to the Act and such guidelines and procedures as the board may adopt, shareholders and proxyholders not physically present at a meeting of shareholders may, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately during the meeting, if the Corporation makes available such a communication facility:

(a) participate in a meeting of shareholders; and
(b) be deemed present in person and vote at a meeting of shareholders whether such meeting is to be held at a designated place or solely by means of a telephonic, electronic or other communication facility, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of a telephonic, electronic or other communication facility is a shareholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such shareholders and proxyholders a reasonable opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings and to vote on matters submitted to the shareholders, and (iii) if any shareholder or proxyholder votes or takes other action at the meeting by means of a telephonic, electronic or other communication facility, a record of such votes or other action shall be maintained by the Corporation. A shareholder or proxyholder participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.
2.10 2.11
Chairman, Corporate Secretary and Scrutineer: Unless otherwise determined by the board, the Chairman of the Board or in his/her absence the Vice Chairman of the Board or in his/her absence the CEO and/or the President or in their absence a person designated by the board shall be chairman of any meeting of shareholders. If no such person is present within 15 minutes after the time appointed for the holding of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Corporate Secretary is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. One or more scrutineers, who need not be shareholders, may be appointed by the chairman or by a resolution of the shareholders.

2.11 2.12
Quorum: The quorum for the transaction of business at any meeting of shareholders shall be two persons present at the opening of the meeting who are entitled to vote not less than ~~5~~25% of the shares entitled to be voted at the meeting. ~~If a quorum is not present within such reasonable time after the time appointed for the holding of the meeting as the persons present and entitled to vote may determine, they may adjourn the meeting to a fixed time and place at which the quorum for the transaction of business shall be two persons present and entitled to vote.~~

2.12 2.13	Persons Entitled to Vote: The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.
~~2.13~~ 2.14
Proxies: Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or alternate proxyholders, who need not be shareholders, as his/her/its nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. The board may specify in the notice calling a meeting of shareholders a time, not exceeding 48 hours (excluding Saturdays and holidays) preceding the meeting or any adjournment thereof, before which proxies must be deposited with the Corporation or its agent. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation

92	Kinross Gold Corporation

or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been received by the Corporate Secretary of the Corporation or the chairman of the meeting or any adjournment thereof before the time of voting. ~~A proxy ceases to be valid one year from its date~~ Notwithstanding any specified time limits for the deposit of proxies by shareholders, the chairman of any meeting or the Chairman of the Board may, but need not, at his, her or their sole discretion, waive the time limits for the deposit of proxies by shareholders, including any deadline set out in the notice calling the meeting of shareholders or in any proxy circular and any such waiver made in good faith shall be final and conclusive. A proxy ceases to be valid one year from its date.
2.15
Access to Proxies: Unless otherwise determined by the board in its sole discretion, no shareholder will be provided with access to any proxy materials relating to a meeting of shareholders prior to such meeting taking place. Upon the request of a shareholder not earlier than one day following a meeting of shareholders, the Corporation shall provide such shareholder with access to the proxies deposited with the Corporation in connection with such meeting.

~~2.14~~ 2.16
Voting: At each meeting of shareholders every question proposed for consideration by the shareholders shall be decided by a majority of the votes duly cast thereon, unless otherwise required by the articles or by-laws of the Corporation or by law.

~~2.15~~ 2.17
Show of Hands: At each meeting of shareholders voting shall be by show of hands unless a ballot is required or demanded as hereinafter provided. Upon a show of hands every person present and entitled to vote on the show of hands shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot thereon be so required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the question was carried or carried by a particular majority or not carried or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the result of the vote without proof of the number or proportion of votes cast for or against.

~~2.16~~ 2.18
Ballots: On any question proposed for consideration at a meeting of shareholders a ballot may be required by the chairman or demanded by any person present and entitled to vote, either before or after any vote by show of hands. If a ballot is so required or demanded and such requirement or demand is not withdrawn, a poll upon the question shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles, upon a ballot each person present shall be entitled to one vote in respect of each share which he/she is entitled to vote at the meeting on the question

2.19	Electronic Voting:
(a)
Any person entitled to vote at a meeting of shareholders where the Corporation has made available a telephonic, electronic or other communication facility for the purposes of attending and voting at such meeting may vote by such means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

(b)
Any vote referred to in section 2.17 ~~2.16 2.15~~ or section 2.18~~2.17 2.16~~ may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility, provided, in each case, that the facility: (i) enables the votes to be gathered in a manner that permits their subsequent verification; and (ii) permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

~~2.17~~ 2.20
Adjournment: The chairman at the meeting of shareholders may ~~with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act,~~ adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

2.21	Advance Notice for Proposals:
(a)
No business may be transacted at an annual meeting of shareholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the board, (ii) otherwise properly brought before the annual meeting by or at the direction of the board or (iii) otherwise properly brought before the annual meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in this section 2.21 ~~2.20.2.19~~. For business to be properly brought before an annual meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation’s management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of directors shall be submitted to the Corporation in accordance with the requirements set forth in section 3.6. The Corporation shall set out the proposal in the management proxy circular or attach the proposal thereto, subject to the exemptions and bases for refusal set forth in the Act.

(b)
At a special meeting of shareholders, only such business shall be conducted as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the board may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to and in compliance with section 3.6.

ARTICLE THREE
DIRECTORS

3.1 Powers of the Board of Directors: The board ~~of directors~~ shall supervise the management of the business and affairs of the Corporation.
3.2 Qualifications: No person shall be qualified for election as a director if (i) he/she is less than 18 years of age; (ii) if he/she is of unsound mind and has been so found by a court in Canada or elsewhere; (iii) if he/she is not an individual; or (iii) if he/she has the status of a bankrupt, or as otherwise prescribed by the Act. A director need not be a shareholder. The board ~~of directors~~ shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act. If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.
3.3 Number and Quorum of Directors: The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of

2015 Management information circular	93

the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to the Act, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time determine by resolution.
3.4
Election and Term: Directors shall be elected to hold office for a term respectively expiring at the close of the next annual meeting of shareholders following their election or when their successors are duly elected or appointed.

3.5    Vacancies: Notwithstanding vacancies but subject to the Act, the remaining directors may exercise all the powers of the board as long as a quorum of the board remains in office. Vacancies in the board may be filled in accordance with the Act.
3.6    Advance Notice for Nomination of Directors:
(a)
Only individuals who are nominated in accordance with the procedures set out in this Section 3.6 and who, at the discretion of the board, satisfy the qualifications of a director as set out in the Act and the by-laws of the Corporation shall be eligible for election as directors of the Corporation at any meeting of shareholders of the Corporation. Nominations of individuals for election to the board of directors of the Corporation may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Act or a requisition of the shareholders made in accordance with the Act; or (c) by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided for below in this Section 3.6 and on the record date for notice of such meeting, is a registered holder of shares carrying the right to vote at such meeting on the election of directors; and (ii) who complies with the notice procedures set forth in this Section 3.6.

(b)
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof and in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation as set forth below.

(c)
To be timely, a Nominating Shareholder’s notice to the Corporate Secretary must be made: (a) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the 10th day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(d)
To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary must set forth: (a) if the Nominating Shareholder is not the beneficial owner of the shares, the identity of the beneficial owner and the number of shares held by that beneficial owner; (b) as to each individual whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the individual; (ii) the principal occupation or employment of the individual; (iii) the class or series and number of securities in the capital of the Corporation which are beneficially owned, or over which control or direction is exercised, directly or indirectly, by such individual as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (iv) any other information relating to the individual that would be required to be disclosed in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws; and (c) as to the Nominating Shareholder and any beneficial owner respecting which the notice was given, the names of such person(s) and (i) the class or series and number of securities in the capital of the Corporation which are controlled, or over which control or direction is exercised, directly or indirectly, by such person(s) and each person acting jointly or in concert with any of them (and for each such person any options or other rights to acquire shares in the capital of the Corporation, derivatives or other securities, instruments or arrangements for which the price or value or delivery, payment or settlement obligations are derived from, referenced to, or based on any such shares, hedging transactions, short positions and borrowing or lending arrangements relating to such shares) as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (ii) any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder or beneficial owner has a right to vote any shares in the capital of the Corporation on the election of directors, (iii) in the case of a special meeting of shareholders called for the purpose of electing directors, a statement as to whether the Nominating Shareholder intends to send an information circular and form of proxy to any shareholders of the Corporation in connection with the individual’s nomination and (iv) any other information relating to such Nominating Shareholder or beneficial owner that would be required to be made in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws.

(e)	A Nominating Shareholder’s notice to the Corporate Secretary must also state:
(i)
whether, in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to be an independent director of the Corporation under Sections 1.4 and 1.5 of National Instrument 52-110 of the Canadian securities administrators, Section 303A.02 of the New York Stock Exchange Company Manual and the commentary relating thereto and Rule 10A-3(b) under the Securities Exchange Act of 1934; and

(ii)
whether with respect to the Corporation the proposed nominee has one or more of the relationships described in Sections 1.4(3), 1.4(8) and 1.5 of National Instrument 52-110 of the Canadian securities administrators, Section 303A.02(b) of the New York Stock Exchange

94	Kinross Gold Corporation

Company Manual and the commentary relating thereto and Rule 10A-3(b) under the Securities Exchange Act of 1934 and, if so, which ones.
(f)
Except as otherwise provided by the special rights or restrictions attached to the shares of any class or series of the Corporation, no individual shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the by-laws of the Corporation; provided, however, that nothing in this Section 3.6 shall preclude discussion by a shareholder or proxy holder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded. A duly appointed proxy holder of a Nominating Shareholder shall be entitled to nominate at a meeting of shareholders the directors nominated by the Nominating Shareholder, provided that all of the requirements of this Section 3.6 have been satisfied. If the Nominating Shareholder or its duly appointed proxy holder does not attend at the meeting of shareholders to present the nomination, the nomination shall be disregarded notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(g)
In addition to the provisions of this Section 3.6, a Nominating Shareholder and any individual nominated by the Nominating Shareholder shall also comply with all of the applicable requirements of the Act, applicable securities legislation and applicable stock exchange rules regarding the matters set forth herein.

(h)
For purposes of this Section 3.6, “public announcement” shall mean disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com (“SEDAR”).

(i)
Notwithstanding any other provision of the Corporation’s by-laws, notice given to the Corporate Secretary of the Corporation pursuant to this Section 3.6 may only be given by personal delivery (at the principal executive offices of the Corporation) or by e-mail (at the e-mail address set out in the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made only at the time it is so served by personal delivery to the Corporate Secretary of the Corporation or sent by e-mail to such e-mail address (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto Time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(j)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 3.6.
~~3.6~~ 3.7 Calling Meetings: Meetings of the board shall be held from time to time at such places within or outside Ontario (or by such ~~communication~~ facilities as are permitted by the Act) on such days and at such times as any two directors or the Chairman or the Chief Executive Officer or any other officer designated by the board may determine, provided that if all of the directors consent, a director may participate in a meeting of the board by means of a telephonic, electronic or other communication facility pursuant to section 3.11. In any financial year of the Corporation a majority of the meetings of the board may be held within or outside Canada.
~~3.7~~ 3.8 Notice: Notice of the time and of the place or manner of participation for every meeting of the board shall be sent to each director not less than 48 hours (excluding Saturdays and holidays) before the time of the meeting. A director may in any manner waive notice of or otherwise consent to a meeting of the board. Reference is made to sections 6.8~~79~~ to 6.14~~6.1215~~.
~~3.8~~ 3.9 First Meeting of New Board: Each newly constituted board may hold its first meeting without notice on the same day that such board was formed.
~~3.9~~ 3.10 Regular Meetings: The board may appoint a day or days in any months for regular meetings of the board to be held at a place ~~or by communications facilities~~ (or by means of a telephonic, electronic or other communication facility pursuant to section 3.11) and at an hour to be named. A copy of any resolution of the board fixing the time and place or manner of participation for such regular meetings shall be sent to each director forthwith after being passed and to each director elected or appointed thereafter, but no other notice shall be required for any such regular meeting.
3.11 Board Meetings Attendance by Telephonic, Electronic or Other Communication Facility: Subject to the Act, if all of the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. For the avoidance of doubt, a meeting of the Board or of a committee of the Board may be held entirely by means of a telephonic, electronic or other communication facility if all of the directors consent. A director’s consent shall be effective whether given before or after the meeting to which it relates and maybe given with respect to all meetings of the Board held while the director holds office. A director participating in a meeting by such means shall be deemed to be present at that meeting.
~~3.10~~ 3.12 Chairman: The Chairman of the Board or ~~in his/her absence~~, if he/she declines or is unable to act, the Vice Chairman of the Board or ~~in his/her absence~~, if he/she declines or is unable to act, the President or ~~in their absence~~, or if he/she declines or is unable to act, a director designated by the ~~board or in his/her absence a director designated by~~ directors present at the meeting shall be chairman of any meeting of the board.
~~3.11~~ 3.13 Voting: At all meetings of the board every question shall be decided by a majority of the votes cast on the question. ~~In case of an equality of votes the chairman of the meeting shall be entitled to a casting vote.~~
3.14 Electronic Voting: Subject to the Act, a director participating in a meeting by a telephonic, electronic or other communication facility may vote by any reasonable means (including verbal assent) given the nature of such communication facility.
~~3.12~~ 3.15 Signed Resolutions: When there is a quorum of directors in office, a resolution in writing signed by all the directors entitled to vote thereon at a meeting of the board or any committee thereof is as valid as if passed at such meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.
~~3.13~~ 3.16 Remuneration: Directors may be paid such remuneration for acting as directors and such sums in respect of their out-of-pocket expenses incurred in performing their duties as the board may determine from time to time. Any remuneration or

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expenses so payable shall be in addition to any other amount payable to any director acting in another capacity.
~~3.14~~ 3.17 Committees: The board shall establish an audit committee and from time to time may establish other committees of directors. The board may appoint and remove the members of each committee subject to the requirements of the Act. Each committee shall have those powers and duties lawfully delegated to it by the board or provided by the Act. Unless otherwise determined by the board, each committee may fix its quorum, elect its chairman and adopt rules to regulate its procedure. Subject to the foregoing, the procedure of each committee shall be governed by the provisions of this by-law which govern proceedings of the board so far as the same can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor, in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor, in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his/her absence, some other member of the committee. The Corporate Secretary shall be the secretary of each committee (or such other person designated by the committee). Each committee shall keep records of its proceedings and transactions and shall report all such proceedings and transactions to the board in a timely manner.

ARTICLE FOUR
OFFICERS AND EMPLOYEES

4.1 Appointment of Officers: From time to time the board may appoint a Chairman of the Board, a Vice Chairman of the Board, a President, an Executive Vice President, one or more Senior Vice Presidents and Vice Presidents, the Treasurer, the Corporate Secretary, the Controller and such other officers as the board may determine (including one or more assistants to any of the officers so appointed), may designate one officer as Chief Executive Officer of the Corporation and one officer as Chief Financial Officer of the Corporation and may revoke any such designation. One person may hold more than one office. Except for the Chairman of the Board and the Vice Chairman of the Board, the officers so appointed need not be directors.
4.2 Appointment of Non-Officers: The board may also appoint other persons to serve the Corporation in such other positions and with such titles, powers and duties as the board may determine from time to time.
4.3 Terms of Employment: The board may settle from time to time the terms of employment of the officers and other persons appointed by it and may remove at its pleasure any such person without prejudice to his/her rights, if any, to compensation under any employment contract.
4.4 Powers and Duties of Officers: The board may from time to time specify the duties of each officer, delegate to him powers to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.
4.5 Incentive Plans: For the purposes of enabling key officers and employees of the Corporation and its affiliates to participate in the growth of the Corporation and of providing effective incentives to such officers and employees, the board may establish such plans (including stock option plans and stock purchase plans) and make such rules and regulations with respect thereto, and such changes in such plans, rules and regulations, as the board may deem advisable from time to time. From time to time the board may designate the key officers and employees entitled to participate in any such plan. For the purposes of any such plan the Corporation may provide such financial assistance by means of loan, guarantee or otherwise to key officers and employees as is permitted by the Act.

ARTICLE FIVE
CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY

5.1 Standard of Care: Every director and officer of the Corporation in exercising his/her powers and discharging his/her duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
5.2 Disclosure of Interest: A director or officer who now or in future is a party to, or is a director or officer of or has a material interest in another person who is a party to, any existing or proposed material contract or transaction with the Corporation shall in accordance with the Act disclose in writing to the Corporation or request to have entered in the minutes of meetings of the board the nature and extent of his/her interest. Except as permitted by the Act a director so interested shall not vote on any resolution to approve such contract or transaction. A general notice to the board by a director or officer that he/she is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any contract or transaction so made or entered into.
5.3 Indemnity: Every person who at any time is or has been a director or officer of the Corporation or who at any time acts or has acted at the ~~Corporation’s~~ Corporation’s request as a director or officer, or in a similar capacity, of another entity of which the Corporation is or was a shareholder or creditor, and the heirs and legal representatives of every such person, shall at all times be indemnified by the Corporation in every circumstance where the Act so permits or requires. In addition and without prejudice to the foregoing and subject to the limitations in the Act regarding indemnities in respect of derivative actions, every person who at any time is or has been a director or officer, or in a similar capacity, of the Corporation or properly incurs or has properly incurred any liability on behalf of the Corporation or who at any time acts or has acted at the ~~Corporation’s~~ Corporation’s request (in respect of the Corporation or any other entity), and his/her heirs and legal representatives, shall at all times be indemnified by the Corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a fine or judgment, reasonably incurred by him in respect of or in connection with any civil, criminal or administrative action, proceeding or investigation (apprehended, threatened, pending, under way or completed) to which he/she is or may be made a party or in which he/she is or may become otherwise involved by reason of being or having been such a director or officer or by reason of so incurring or having so incurred such liability or by reason of so acting or having so acted (or by reason of anything alleged to have been done, omitted or acquiesced in by him in any such capacity or otherwise in respect of any of the foregoing), and all appeals therefrom, if:
(a)
he/she acted honestly and in good faith with a view to the best interests of the Corporation (or, if applicable, in the best interest of the other entity for which the individual acted as a director, officer or in a similar capacity at the Corporation’s request); and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he/she had reasonable grounds for believing his/her conduct was lawful.
Nothing in this section shall affect any other right to indemnity to which any person may be or become entitled by contract or otherwise, and no settlement or plea of guilty in any action or proceeding shall alone constitute evidence

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that a person did not meet a condition set out in clause (a) or (b) of this section or any corresponding condition in the Act. From time to time the board may determine that this section shall also apply to the employees of the Corporation who are not directors or officers of the Corporation or to any particular one or more or class of such employees, either generally or in respect of a particular occurrence or class of occurrences and either prospectively or retroactively. From time to time thereafter the board may also revoke, limit or vary the continued such application of this section.
5.4 Limitation of Liability: So long as he/she acts honestly and in good faith with a view to the best interests of the Corporation (or of the entity for which the individual acted as a director, officer or in a similar capacity at the Corporation’s request), no person referred to in section 5.3 (including, to the extent it is then applicable to them, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation, except where so required by the Act.
5.5 Insurance: Subject to the Act, the Corporation may purchase liability insurance for the benefit of any person referred to in section 5.3.

ARTICLE SIX
MISCELLANEOUS

6.1 Execution of Documents: Contracts, documents or instruments in writing requiring the signature of the Corporation (except contracts, documents or instruments in writing arising in the ordinary course of the Corporation’s business which may be signed by any officer or employee acting within his/her scope of authority, in accordance with the Corporation’s policies) may be signed on behalf of the Corporation by any two (2) persons (a) holding the office of Chairman of the board, chair of a committee of the board, President, Chief Executive Officer, or Executive or Senior Vice President, or (b) any one of the foregoing persons and any other person holding the office of Vice President, Corporate Secretary or Treasurer of the Corporation, and contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons or any legal entity on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

~~The signatures of any two (2) persons (a) holding the office of Chairman of the board, chair of a committee of the board, President, Chief Executive Officer, or Executive or Senior Vice President, or (b) any one of the foregoing persons and any other person holding the office of Vice President, Corporate Secretary or Treasurer of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.~~
6.2	Execution in Counterpart, by Facsimile and by Electronic Signature:
(a)
Subject to the Act, any contracts, documents or instruments in writing required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by means of electronic signature (as defined in the Act) or facsimile.

(b)
Any contracts, documents or instruments in writing required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document.

(c)
Subject to the Act, wherever a notice, document or other information is required under the Act or these by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document, including by electronic means. Subject to the Act, an electronic document includes any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means.

Notwithstanding the foregoing, the board may from time to time direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class of contracts, documents or instruments in writing, may or shall be signed.
~~6.2~~ 6.3 Share Certificates: Every shareholder of shares that are certificated securities under the Act, is entitled at his/her option to a share certificate that complies with the Act and states the number, class and series designation, if any, of

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shares held by him as appears on the records of the Corporation. However, the Corporation is not bound to issue more than one share certificate or acknowledgement in respect of shares held jointly by several persons, and delivery of such certificate or acknowledgement to one of such persons is sufficient delivery to all of them. Share certificates and acknowledgements shall be in such forms as the board shall approve from time to time and, unless otherwise ordered by the board, shall be signed in accordance with ~~section~~ sections 6.1 and 6.2 and need not be under corporate seal. However, unless the board otherwise orders, certificates representing shares in respect of which a transfer agent, registrar, or both has been appointed shall not be ~~signed manually~~valid unless countersigned by or on behalf of such transfer agent ~~and other~~ or registrar. The signature of signing officers, transfer agent or registrar may be mechanically reproduced upon share certificates and ~~acknowledgements~~ every such officer signature shall ~~be signed manually by~~ for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that the officers whose signature appears thereon no longer holds office at ~~least one signing officer~~ the date of issue or delivery of the certificate.
~~6.3~~ 6.4 Replacement of Share Certificates: The Corporate Secretary may prescribe either generally or in a particular case reasonable conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.
~~6.4~~ 6.5 Registration of Transfer: All transfers of securities of the Corporation shall be made in accordance with the Act and the Securities Transfer Act. Subject to the Act and the Securities Transfer Act, no transfer of shares (represented by a security certificate as defined in the Act) need be recorded in the register of transfers except upon surrender of the certificate representing such shares endorsed by the appropriate person under the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with all other conditions set out in the Act.
~~6.5~~ 6.6 Dividends: Subject to the Act and the articles the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. A dividend payable to any shareholder in money may be paid by cheque payable to the order of the shareholder and shall be mailed to the shareholder by prepaid mail addressed to him at his/her recorded address unless he/she directs otherwise. In the case of joint holders the cheque shall be made payable to the order of all of them, unless such joint holders direct otherwise in writing. The mailing of a cheque as aforesaid, unless it is not paid on due presentation, shall discharge the ~~Corporation’s~~ Corporation’s liability for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld. If any dividend cheque sent is not received by the payee, the Corporation shall issue to such person a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Corporate Secretary may require. Any dividend unclaimed after a period of two years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.
~~6.6~~ 6.7 Dealings with Registered Shareholder: Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share and otherwise to exercise all the rights and powers of a holder of the share. The Corporation may, however, treat as the registered shareholder any executor, administrator, heir, legal representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his/her authority to exercise the rights relating to a share of the Corporation.
~~6.7 Notices to Shareholders. Directors: Any notice or document required or permitted to be sent by the Corporation to a shareholder or director may be mailed by prepaid Canadian mail in a sealed envelope addressed to, or may be delivered personally to, such person at his/her/its recorded address, or may be sent by any other means permitted under the Act. If so mailed, the notice or document shall be deemed to have been received by the addressee on the fifth clear day after mailing. If notices or documents so mailed to a shareholder are returned on three consecutive occasions because he/she/it cannot be found, the Corporation need not send any further notices or documents to such shareholder until he/she/it informs the Corporation in writing of his/her/its new address.~~
6.8 Notice to Directors, Officers and Auditors: Whenever under the Act, the regulations, the articles or these by-laws any notice, document or other information is required to be sent to a director, officer, auditor or member of a committee of the board, such notice may be sent either (i) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery or (ii) by means of fax, e-mail or other form of electronic transmission. A notice to a director, officer, auditor or member of a committee of the board will be deemed to be received as follows: (A) if given by hand delivery, when actually received by the director, officer, auditor or member of a committee of the board; (B) if sent through the mail addressed to the director, officer, auditor or member of a committee of the board at such individual’s address appearing on the records of the Corporation, at the time it would be delivered in the ordinary course of mail; (C) if sent for next day delivery by a nationally recognized overnight delivery service addressed to the director, officer, auditor or member of a committee of the board at such individual’s address appearing on the records of the Corporation, when delivered to such service; (D) if sent by fax, when sent to the fax number for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation and evidence of delivery confirmation is received by sender’s fax device; (E) if sent by e-mail, when sent to the e-mail address for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation; or (F) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation.
6.9 Notice to Shareholders: Unless the Act or these by-laws provide otherwise, any notice, document or other information required or permitted by the Act, the regulations, the articles or these by-laws to be sent to a shareholder, may be sent by any one of the following methods: (i) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by means of fax, e-mail, or other form of electronic transmission, (iii) by providing or posting the notice, document or other information on or making it available through a generally

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accessible electronic source and providing notice of the availability and location of the notice, document or other information to the shareholder via any of the methods specified in (i) and (ii) above, including by mail, delivery, fax, e-mail or other form of electronic transmission, or (iv) by any other method permitted by applicable law. A notice to a shareholder shall be deemed to be received as follows: (A) if given by hand delivery, when actually received by the shareholder; (B) if sent through the mail addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation, at the time it would be delivered in the ordinary course of mail; (C) if sent for next day delivery by a nationally recognized overnight delivery service addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation, when delivered to such service; (D) if faxed, when sent to a number at which the shareholder has consented to receive notice and evidence of delivery confirmation is received by sender’s facsimile device; (E) if by e-mail, when sent to an e-mail address at which the shareholder has consented to receive notice; (F) if sent by any other form of electronic transmission, when sent to the shareholder; (G) if sent by posting it on or making it available through a generally accessible electronic source referred to in subsection 6.9(iii)6.10(iii), on the day such person is sent notice of the availability and location of such notice, document or other information is deemed to have been sent in accordance with (A) through (F) above; or (H) if sent by any other method permitted by applicable law, at the time that such person is deemed to have received such notice pursuant to applicable law. If a shareholder has consented to a method for delivery of a notice, document or other information, the shareholder may revoke such shareholder’s consent to receiving any notice, document or information by fax or e-mail by giving written notice of such revocation to the Corporation.
~~6.8~~ 6.10 Notices to Others: Any notice or document required or permitted to be sent by the Corporation to any other person may be (i) delivered personally to such person, (ii) addressed to such person and delivered to his/her/its recorded address, (iii) mailed by prepaid Canadian mail in a sealed envelope addressed to such person at his/her/its recorded address or (iv) addressed to such person and sent to his/her/its recorded address by telegram, telex or any other means of legible communication then in business use in Canada. A notice or document so mailed or sent shall be deemed to have been received by the addressee when deposited in a post office or public letter box (if mailed) or when transmitted by the Corporation on its equipment or delivered to the appropriate communication agency or its representative for dispatch, as the case may be (if sent by telegram, telex or other means of legible communication).
~~6.9~~ 6.11 Changes in Recorded Address: The Corporate Secretary may change the recorded address of any person in accordance with any information the Corporate Secretary believes to be reliable.
~~6.10~~ 6.12 Computation of Days: In computing any period of days or clear days under the by-laws or the Act, the period shall be deemed to commence on the day following the event that begins the period and shall be deemed to end at midnight on the last day of the period except that if the last day of the period falls on a holiday, the period shall end at midnight of the day next following that is not a holiday.
~~6.11~~ 6.13 Omissions and Errors: The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.
~~6.12~~ 6.14 Waiver of Notice: Any person entitled to attend a meeting of shareholders or directors or a committee thereof may in any manner and at any time waive notice thereof, and attendance of any shareholder or his/her/its proxyholder or authorized representative or of any other person at any meeting is a waiver of notice thereof by such shareholder or other person except where the attendance is for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. In addition, where any notice or document is required to be given under the articles or by-laws or the Act, the notice may be waived or the time for sending the notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Any meeting may be held without notice or on shorter notice than that provided for in the by-laws if all persons not receiving the notice to which they are entitled waive notice of or accept short notice of the holding of such meeting.

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Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-851-3217

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

100	Kinross Gold Corporation